EXHIBIT 2.1

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

AIS HOLDCO, LLC,

AS PURCHASER,

AND

AFFINION GROUP, LLC,

AS SELLER,

AFFINION GROUP, INC.,

AS SELLER PARENT,

AND

AFFINION BENEFITS GROUP, LLC,

AS THE COMPANY

DATED AS OF JULY 3, 2018

TABLE OF CONTENTS

ARTICLE I PURCHASE AND SALE OF THE MEMBERSHIP INTERESTS		1
1.1	Purchase and Sale of Membership Interests	1
1.2	Closing Payment	1
1.3	Closing	2
1.4	Closing Deliverables	2
1.5	Withholding Taxes	4
1.6	Post-Closing Adjustment	4
1.7	Tax Treatment; Allocation of Purchase Price	8

ARTICLE II REPRESENTATIONS AND WARRANTIES OF SELLER		9
2.1	Organization; Standing; Qualification and Power	9
2.2	Authority; Execution and Delivery; Enforceability	9
2.3	Capitalization and Company Subsidiaries	10
2.4	Ownership of Membership Interests	11
2.5	No Conflict; Consents	11
2.6	Financial Statements	12
2.7	Absence of Certain Changes	12
2.8	No Material Adverse Effect	13
2.9	Compliance with Law; Permits	13
2.10	Litigation	14
2.11	No Undisclosed Liabilities	14
2.12	Employee Matters	14
2.13	Taxes	17
2.14	Title to Assets	19
2.15	Sufficiency of Assets	19
2.16	Real Property	19
2.17	Intellectual Property	21
2.18	Privacy and Cybersecurity	23
2.19	Contracts	25
2.20	Insurance	27
2.21	Environmental Matters	28
2.22	Related-Party Agreements	28
2.23	Brokers and Finders	28
2.24	Anti-Bribery Compliance	29
2.25	No Other Representations or Warranties	29
2.26	No Additional Representations	29

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PURCHASER		30
3.1	Incorporation and Authority of Purchaser	30
3.2	Authority; Execution and Delivery; Enforceability	30
3.3	No Conflict; Consents	31
3.4	Litigation	32
3.5	Financing	32
3.6	Brokers and Finders	33

3.7	Investment Intent	33
3.8	Compliance with Privacy and Data Security Laws	34
3.9	Ownership and Control of Purchaser.	34
3.10	Purchaser’s Business Investigation; Disclaimer Regarding Projections	34
3.11	No Additional Representations.	35

ARTICLE IV CERTAIN COVENANTS		35
4.1	Conduct of Business Prior to the Closing	35
4.2	Efforts to Consummate	39
4.3	Access to Information; Other Contacts	43
4.4	Confidentiality	43
4.5	Publicity	44
4.6	Financing	44
4.7	Financing Cooperation	47
4.8	Directors’ and Officers’ Indemnification and Insurance	50
4.9	Reorganization	51
4.10	Replacement of Seller Guarantees and Surety Bonds	51
4.11	Cash Sweep of Company Group Bank Accounts; Inter-Company Accounts	52
4.12	Trademark Phase-Out and Limited License	53
4.13	Insurance	54
4.14	Termination of Related Party Agreements	55
4.15	Exclusivity	55
4.16	Notice of Prospective Breach	56
4.17	Insurance Association Compliance	56
4.18	Certain Prohibited Transactions	57
4.19	Certain Payments	57
4.20	Release	57

ARTICLE V TAX MATTERS		57
5.1	Tax Returns; Refunds	57
5.2	Transaction Taxes	59
5.3	Cooperation; Records Retention	59
5.4	Straddle Period	59
5.5	Conduct After Closing	60
5.6	Tax Treatment of Deferred Revenue Liability	60
5.7	Contests Relating to Taxes	60

ARTICLE VI EMPLOYEE RELATED MATTERS		61
6.1	Employees	61

ARTICLE VII RESTRICTIVE COVENANTS		63
7.1	Non-Competition	64
7.2	Non-Solicitation	64
7.3	Non-disparagement	65
7.4	Specific Performance; Severability	66

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ARTICLE VIII CONDITIONS TO THE CLOSING		66
8.1	Conditions to Each Party’s Obligations	66
8.2	Conditions to Obligations of Seller	67
8.3	Conditions to Obligations of Purchaser	67
8.4	Frustration of Closing Conditions.	68

ARTICLE IX INDEMNIFICATION		69
9.1	Survival	69
9.2	Indemnification by Purchaser	70
9.3	Indemnification by Seller	71
9.4	Limitations on Indemnification	71
9.5	Computation of Indemnity Payments	73
9.6	Procedures for Indemnification	74
9.7	Manner of Payment	76
9.8	Characterization of Indemnification Payments	76

ARTICLE X TERMINATION		76
10.1	Termination	76
10.2	Effect of Termination	77
10.3	Termination Fee	78

ARTICLE XI GENERAL PROVISIONS		79
11.1	Expenses	79
11.2	Notices	80
11.3	Severability	81
11.4	Enforcement	81
11.5	Entire Agreement	82
11.6	Assignment	82
11.7	No Third-Party Beneficiaries	83
11.8	Amendment	83
11.9	Waiver	83
11.10	Governing Law; Jurisdiction	83
11.11	Waiver of Jury Trial	84
11.12	No Recourse	84
11.13	Disclosure Schedules	85
11.14	Interpretation	85
11.15	No Presumption Against Drafting Party	86
11.16	Execution of Agreement	86

ARTICLE XII CERTAIN DEFINITIONS		87
12.1	Certain Defined Terms	87

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Schedules:

Schedule A – Form of Assignment of Membership Interests

Schedule B – Form of Separation Agreement

Schedule C – Form of Transition Services Agreement

Schedule D – Commercial Agreement Term Sheets

Schedule 4.2(f) – Efforts to Consummate

Schedule 4.10(a)(i) – Seller Guaranties and Surety Bonds

Schedule 4.18 – Prohibited Transactions

Schedule 4.19 – Certain Payments

Schedule 6.1(a) – Employees

Schedule 7.1(a) – Non-Competition

Schedule 7.2(a) – Non-Solicitation

Schedule 8.3(d) – Consents

Schedule 9.3(d) – Indemnification

Schedule 9.3(g) – Indemnification

Schedule 12.1(A) – Working Capital Principles

Schedule 12.1(B) – Seller Knowledge

Schedule 12.1(C) – Buyer Knowledge

Schedule 12.1(D) – Certain Permitted Encumbrances

Schedule 12.1(E) – Working Capital Assets

-iv-

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 3rd day of July, 2018, by and among (i) AIS HOLDCO, LLC, a limited liability company organized under the Laws of the State of Delaware (“Purchaser”), (ii) AFFINION GROUP, LLC, a limited liability company organized under the Laws of the State of Delaware (“Seller”), (iii) AFFINION GROUP, INC., a corporation organized under the Laws of the State of Delaware (“Seller Parent”), and (iv) AFFINION BENEFITS GROUP, LLC, a limited liability company organized under the Laws of the State of Delaware (the “Company”).

WITNESSETH

WHEREAS, Seller owns 100% of the issued and outstanding membership interests of the Company (the “Membership Interests”); and

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to acquire, the Membership Interests, on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, and for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF THE MEMBERSHIP INTERESTS

1.1	Purchase and Sale of Membership Interests

Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and receive from such Seller, the Membership Interests.

1.2	Closing Payment

(a)At the Closing and subject to the terms and conditions set forth in this Agreement, Purchaser shall pay to Seller, by delivery of immediately available funds, an amount equal to:

(i)$550,000,000, plus

(ii)the amount of the Estimated Closing Cash, plus

(iii)the excess, if any, of the Estimated Net Working Capital over the Target Net Working Capital, minus

(iv)the excess, if any, of the Target Net Working Capital over the Estimated Net Working Capital, minus

(v)the amount of the Estimated Closing Debt.

The foregoing amount is referred to herein as the “Closing Payment”.  The Closing Payment, as adjusted pursuant to Section 1.6, is referred to herein as the “Purchase Price”.

(b)Not less than two Business Days prior to the Closing Date, Seller shall deliver to Purchaser a written notice setting forth (i) an estimate of the Closing Cash, (ii) an estimate of the Closing Debt and (iii) an estimate of the Closing Net Working Capital, in each case, calculated in good faith and using the Agreed Accounting Policies prepared and calculated in a manner consistent with Schedule 12.1(A).  “Estimated Closing Cash,” “Estimated Closing Debt” and “Estimated Net Working Capital” shall be the estimates of Closing Cash, Closing Debt and Closing Net Working Capital, respectively, as determined in accordance with this Section 1.2(b).

1.3	Closing

The closing (the “Closing”) of the sale and purchase of the Membership Interests shall (a) be completed through electronic means of communication to avoid the necessity of a physical Closing or (b) take place at the offices of Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, New York 10036 if, after the parties’ use of their respective commercially reasonable efforts to complete the closing through electronic means, the parties determine that a physical Closing is required, in either case, at 10:00 A.M., New York City time on the date that is (i) two Business Days after all of the conditions set forth in ARTICLE VIII have been satisfied or waived (other than those conditions which by their terms are intended to be satisfied at the Closing) or (ii) such other date as mutually agreed upon by Purchaser and Seller; provided, however, that, notwithstanding the satisfaction or waiver of the conditions set forth in ARTICLE VIII, the parties hereto shall not be required to effect the Closing until the earlier of (A) a date prior to or during the Marketing Period specified by Purchaser on no less than three (3) Business Days’ prior written notice to Seller and (B) the date that is three (3) Business Days after completion of the Marketing Period; provided, that if the date of completion of the Marketing Period is on or within three (3) Business Days prior to the Outside Date, then the Outside Date shall automatically be extended to a date that is three (3) Business Days after the date of the completion of the Marketing Period.  The date on which the Closing occurs is referred to herein as the “Closing Date” and the Closing shall be deemed effective as of 12:01 a.m. on the Closing Date.

1.4	Closing Deliverables

(a)At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i)an Assignment of Membership Interest, substantially in the form attached hereto as Schedule A, duly executed by an officer of Seller;

(ii)a counterpart to each Related Document (other than the Commercial Agreements) to which Seller or any of its Affiliates is a party, duly executed and delivered by a duly authorized representative of such Person;

(iii)a counterpart to each of the Commercial Agreements that has been agreed between the parties pursuant to Section 4.2(b) and to which Seller or any of its Affiliates is a party, duly executed and delivered by a duly authorized representative of such Person and/or their applicable Affiliate(s);

(iv)the written resignation of each director and officer of each of the members of the Company Group, except for those persons whom Purchaser notifies Seller in writing at least two Business Days prior to Closing that it does not require to resign at Closing;

(v)a duly executed certificate of non-foreign status from Seller Parent, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code stating that (A) Seller is an entity whose separate existence from Seller Parent is disregarded for purposes of Section 1445 of the Code and the Treasury Regulations thereunder and (B) Seller Parent is not a “foreign person” as defined in Section 1445 of the Code;

(vi)payoff letters with respect to any indebtedness for borrowed money outstanding as of the Closing (which, for the avoidance of doubt, will not include the Debt Financing) (in each case on terms and conditions reasonably satisfactory to Purchaser) which payoff letter includes a release of all Encumbrances (other than any Permitted Encumbrances) related to the Membership Interests, assets and properties of the Company and each other member of the Company Group and either (A) evidence of the release of any such Encumbrances or (B) an authorization for Purchaser or its designee to file evidence of the release of such Encumbrances at or after Closing;

(vii)subject to the terms of the Related Documents, Seller shall deliver to the Company the applicable books and records (including Tax Returns) and other property of the Company Group in Seller’s (or any of its Affiliate’s) possession or under Seller’s (or any of its Affiliate’s) control, or true, complete and correct copies thereof; and

(viii)the certificates described in Section 8.3(e).

(b)At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

(i)an amount equal to the Closing Payment, by wire transfer of immediately available funds to the account or accounts designated by Seller in writing no later than two Business Days prior to the Closing Date;

(ii)a counterpart to each Related Document (other than the Commercial Agreements) to which Purchaser or any of its Affiliates is a party, duly executed and delivered by a duly authorized representative of such Person;

(iii)the certificate described in Section 8.2(d); and

(iv)a counterpart to each of the Commercial Agreements that has been agreed between the parties pursuant to Section 4.2(b) and to which Purchaser or any of its Affiliates is a party, duly executed and delivered by a duly authorized representative of such Person and/or their applicable Affiliate.

1.5	Withholding Taxes

Provided that a proper certification described in Section 1.4(a)(v) is provided, the Parties hereto agree that to their knowledge no withholding is required under applicable U.S. federal, state or local or foreign laws with respect to the sale of the Membership Interests hereunder.  Notwithstanding anything to the contrary herein or otherwise, Purchaser or any other withholding agent shall be entitled to deduct and withhold (or cause to be deducted or withheld) from any amount payable pursuant to this Agreement or the Separation Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. Amounts so withheld or deducted shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.  In the event that Purchaser becomes aware that Purchaser or a withholding agent will withhold in respect from any amount payable pursuant to this Agreement or the Separation Agreement, Purchaser will make reasonable efforts to cooperate with Seller to see if there is a commercially reasonable way to reduce or eliminate the withholding requirement.

1.6	Post-Closing Adjustment

(a)As soon as reasonably practicable after the Closing Date, and in any event, within ninety days thereof, Purchaser shall prepare and deliver to Seller a calculation of (1) the Closing Cash, (2) the Closing Debt and (3) the Closing Net Working Capital (each calculation, a “Closing Statement”).  The Closing Statements shall be prepared, and each Adjustment Amount shall be calculated, by aggregating each applicable and specified line item in the applicable Closing Statement.  For the avoidance of doubt, (A) the process to prepare the Closing Statements shall be consistent with Agreed Accounting Policies and (B) the Closing Statements shall entirely disregard (x) any and all effects on the assets or liabilities of the members of the Company Group as a result of any financing or refinancing arrangements entered into at any time by or on behalf of Purchaser or any of its Affiliates, and (y) any other transaction entered into by or at the direction of Purchaser in connection with the consummation of the transactions contemplated hereby.  Notwithstanding anything to the contrary herein, the parties agree that the Closing Statements, and the component items thereof, shall take into account the Reorganization and be prepared and calculated in a manner consistent with Schedule 12.1(A) and the definitions of Closing Cash, Closing Debt and Closing Net Working Capital and using the Agreed Accounting Policies, and shall not reflect any accounting principles, policies, methods, practices, categories, estimates, judgments or assumptions other than the Agreed Accounting Policies.

(b)Seller shall (i) assist Purchaser and Purchaser’s Representatives in their preparation of the Closing Statements and the items included therein, as Purchaser and Purchaser’s Representatives may reasonably request, and (ii) cooperate fully with Purchaser and Purchaser’s Representatives in connection therewith, including providing on a timely basis all other information necessary or useful in connection with such preparation as is reasonably requested by Purchaser and Purchaser’s Representatives.

(c)After receipt of each of the Closing Statements from Purchaser, Seller shall have forty-five days to review each of the Closing Statements (each such period, a “Review Period”).  Each of the Closing Statements shall be binding and conclusive upon, and deemed accepted by, Seller unless Seller shall have notified Purchaser in writing prior to the expiration of the applicable Review Period of any dispute or objection thereto (any such written dispute or objection, an “Objection”), setting forth the basis for its dispute or objections and the specific adjustments (including dollar amounts) to the applicable Closing Statement which Seller believes in good faith should be made.  Any items not disputed or objected to in an Objection shall be deemed to have been accepted by Seller.  If no Objection is received by Purchaser from Seller prior to the expiration of each Review Period, then the applicable Closing Statement shall be deemed to have been accepted by the parties and shall become final and binding upon the parties.  Seller and Purchaser shall, within thirty days (or such longer period as Seller and Purchaser may agree in writing) following delivery of an Objection to the applicable Closing Statement to Purchaser (each such period, a “Resolution Period”), attempt in good faith to resolve their differences.  All such discussions and communications related thereto shall (unless otherwise agreed by Purchaser and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, and any resolution by them agreed to in writing as to any disputed amounts shall be final, binding and conclusive.  Any items agreed to by Seller and Purchaser in writing, together with any items specified in the Closing Statement that are not disputed or objected to by Seller, are collectively referred to herein as the “Resolved Matters”.  During the Review Period and any Resolution Period, Purchaser shall provide Seller and Seller’s Representatives with reasonable access, upon reasonable notice during normal business hours, to the books, records (including work papers and schedules) and supporting data, employees and auditors for purposes of reviewing the Closing Statements and the items included therein.

(d)If, at the end of a Resolution Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Objection to the applicable Closing Statement, Seller or Purchaser, may refer all matters set forth in such Objection other than the applicable Resolved Matters (the “Unresolved Matters”) to the dispute resolution group of a nationally recognized independent public accounting firm jointly selected by Seller and Purchaser or, if Seller and Purchaser are unable to agree within five Business Days from the end of a Resolution Period, then such dispute resolution group of a nationally recognized independent public accounting firm jointly selected by Seller’s and Purchaser’s independent accountants within five Business Days thereafter (the “CPA Firm”).  Seller and Purchaser each agree to promptly sign an engagement letter, in commercially reasonable form, as may reasonably be required by the CPA Firm.  The CPA Firm shall, acting as experts in accounting and not as arbitrators, determine on a basis consistent with the requirements of this Agreement, and only with respect to the applicable Unresolved Matters so submitted, whether and to what extent the applicable Closing Statement requires adjustment.  Seller and Purchaser shall request the CPA Firm to use its commercially reasonable efforts to (i) render its final written determination (which shall include the basis for such determination) within thirty days after such firm’s engagement, and (ii) prepare the applicable Final Closing Statement (which shall be consistent with the Resolved Matters and the final determination of the CPA Firm of the Unresolved Matters) and calculate the applicable Adjustment Amounts based on such Final Closing Statement.  The final written determination of the CPA Firm shall be based only on the written submissions by Seller and Purchaser, provided that Seller and Purchaser shall make reasonably available to the CPA Firm, upon the CPA Firm’s request, all relevant books and records, any workpapers (including those of the parties’ respective accountants) and supporting documentation relating to the applicable Closing Statement and all other items reasonably requested by the CPA Firm (provided that they shall contemporaneously provide a copy to the other party of any materials requested by, and provided to, the CPA Firm).  None of Seller, Purchaser or any of their respective Affiliates shall have any ex parte communications or meetings with the CPA Firm regarding the subject matter hereof without the other party’s prior written consent.  The final written determination shall be made in strict accordance with the terms of this Agreement, without regard to principles of equity.  With respect to each Unresolved Matter, the CPA Firm’s determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser with respect thereto.  The CPA Firm’s final written determination shall be conclusive and binding upon Seller and Purchaser.  Each “Final Closing Statement” shall be (I) in the event that no Objection is received by Purchaser from Seller prior to the expiration of the applicable Review Period with respect thereto, the applicable Closing Statement delivered by Purchaser to Seller pursuant to Section 1.6(a), (II) in the event that an Objection is received by Purchaser from Seller prior to the expiration of the applicable Review Period with respect to any Closing Statement, the applicable Closing Statement delivered by Purchaser to Seller pursuant to Section 1.6(a) as adjusted pursuant to the agreement of Seller and Purchaser in writing or (III) in the event that an Objection is received by Purchaser from Seller prior to the expiration of the applicable Review Period and Seller and Purchaser are unable to agree on all matters set forth in such Objection, the applicable Closing Statement delivered by Purchaser to Seller pursuant to Section 1.6(a) as adjusted by the CPA Firm to be consistent with the applicable Resolved Matters and the final determination of the CPA Firm of the applicable Unresolved Matters in accordance with this Section 1.6(d).  In the event that any of each Final Closing Statement is determined (x) pursuant to clause (I) or (II) of the immediately preceding sentence, Purchaser shall prepare the applicable Final Closing Statement and calculate the applicable Adjustment Amount, in each case, in strict accordance with the terms of this Agreement, and deliver such items to Seller within three Business Days following the determination thereof or (y) pursuant to clause (III) of the immediately preceding sentence, the CPA Firm shall prepare the applicable Final Closing Statement (which shall be consistent with the Resolved Matters and the final determination of the CPA Firm of the Unresolved Matters) and calculate the applicable Adjustment Amount based on the applicable Final Closing Statement, in each case, in strict accordance with the terms of this Agreement, and deliver such items to Seller and Purchaser within three Business Days following the delivery of the final written determination of the CPA Firm to Seller and Purchaser.

(e)All fees and disbursements of the CPA Firm shall be borne by Purchaser and Seller in inverse proportion to the success of Purchaser, on the one hand, and Seller, on the other hand, with respect to the resolution of the items in dispute.

(f)Seller and Purchaser agree to the following adjustments to the Purchase Price (each such adjustment, an “Adjustment Amount”):

(i)if the Closing Cash (as set forth in the applicable Final Closing Statement) is less than the Estimated Closing Cash, Seller shall pay or cause to be paid to Purchaser, the difference between the Estimated Closing Cash and the Closing Cash (as set forth in the applicable Final Closing Statement);

(ii)if the Closing Cash (as set forth in the applicable Final Closing Statement) is greater than the Estimated Closing Cash, Purchaser shall pay to Seller or its designee, the difference between the Closing Cash (as set forth in the applicable Final Closing Statement) and the Estimated Closing Cash;

(iii)if the Closing Debt (as set forth in the applicable Final Closing Statement) is greater than the Estimated Closing Debt, Seller shall pay or cause to be paid to Purchaser, the difference between the Closing Debt (as set forth in the applicable Final Closing Statement) and the Estimated Closing Debt;

(iv)if the Closing Debt (as set forth in the applicable Final Closing Statement) is less than the Estimated Closing Debt, Purchaser shall pay to Seller or its designee, the difference between the Estimated Closing Debt and the Closing Debt (as set forth in the applicable Final Closing Statement);

(v)if the Closing Net Working Capital (as set forth in the applicable Final Closing Statement) is less than the Estimated Net Working Capital, Seller shall pay or cause to be paid to Purchaser, the difference between the Estimated Net Working Capital and the Closing Net Working Capital (as set forth in the applicable Final Closing Statement); and

(vi)if the Closing Net Working Capital (as set forth in the applicable Final Closing Statement) is greater than the Estimated Net Working Capital, Purchaser shall pay to Seller or its designee, the difference between the Closing Net Working Capital (as set forth in the applicable Final Closing Statement) and the Estimated Net Working Capital.

(g)Notwithstanding the foregoing, the parties hereby agree to offset any payments to be made by a party by any amounts due such party, in each case, pursuant to Section 1.6(f).  After such offset, if a party is required to make a payment pursuant to Section 1.6(f), then such party shall pay, within two Business Days of the delivery of the applicable Final Closing Statement, by wire transfer of immediately available funds in dollars, to one or more accounts held by the other party, as designated by Seller or Purchaser, as applicable, in writing concurrently with the delivery of the applicable Final Closing Statement, an amount in cash equal to the sum of (x) the relevant net Adjustment Amount plus (y) interest computed thereon at the rate per annum equal to the prime rate of interest reported in the Wall Street Journal on the Closing Date (the “Prime Rate”) calculated based on the number of days elapsed from the Closing Date to the date of such payment and a 360-day year.  If Purchaser, on the one hand, or Seller, on the other hand, is obligated to pay any amount(s) to the other as contemplated in Section 1.6(f) and shall fail to do so within two Business Days of the delivery of the applicable Final Closing Statement, the Person that was owed such unpaid amount(s) shall be entitled to seek enforcement of the payment of such unpaid amount(s) in the court identified in Section 11.10(b) pursuant to New York CPLR §7510, §7514 and §7601.

1.7	Tax Treatment; Allocation of Purchase Price

(a)The parties agree that for federal (and corresponding state and/or local) income Tax purposes, Purchaser’s purchase of the Membership Interests of the Company shall be treated by Seller and Purchaser as if Purchaser purchased the assets of the Company and any Subsidiary of the Company that is treated as a disregarded entity for federal income tax purposes (the “Purchased Assets”), directly from Seller (the “Intended Tax Treatment”). None of the parties shall take, and Seller shall each cause its Affiliates, including Seller Parent, not to take, any action inconsistent with the Intended Tax Treatment, unless otherwise required by Law.

(b)The Purchase Price (together with all liabilities of the Company that are treated for federal Tax purposes as consideration for the Purchased Assets), with, for these purposes, the cost of providing the services associated with the deferred revenue liability of the members of the Company Group included as an assumed liability, shall be allocated among the Purchased Assets in accordance with Section 1060 of the Code (and any similar provision of state or local Law, as appropriate).  A statement setting forth such allocations (the “Statement of Allocation”) shall be prepared in good faith by Purchaser.  Purchaser shall deliver the Statement of Allocation to Seller within 90 days following the final determination of the Purchase Price.  Purchaser and the Company shall provide Seller with (i) copies of all supplementary documents, working papers and other data of Purchaser and the Company relating to the Statement of Allocation and (ii) reasonable access to the employees of Purchaser and the Company Group who prepared the Statement of Allocation.  Purchaser and the Company shall cooperate with Seller to provide Seller with such other information used in preparing the Statement of Allocation reasonably requested by Seller.  The Statement of Allocation shall be final and binding unless Purchaser receives from Seller a written notice of objection on or prior to the 30th day after delivery to Seller of the Statement of Allocation (the “Allocation Dispute Notice”).  The Allocation Dispute Notice shall state in reasonable detail the item or items in dispute.

(c)In the event of a dispute regarding the Statement of Allocation, Purchaser and Seller shall each use commercially reasonable efforts to resolve in writing any such objections and any such resolution agreed to in writing by both shall be final and binding.  If Purchaser and Seller do not resolve any such dispute in writing within 30 days after Purchaser’s receipt of the Allocation Dispute Notice (the “Allocation Dispute Date”), then Seller shall have the right, within 15 Business Days after the Allocation Dispute Date, to submit such unresolved dispute to the CPA Firm for resolution, which resolution shall be final, conclusive and binding on Purchaser and Seller.  Notwithstanding anything to the contrary herein, any expenses related to the engagement of the CPA Firm in resolving the dispute regarding the allocation pursuant to Section 1.7(a) shall be borne by Purchaser and Seller in inverse proportion to the success of Purchaser, on the one hand, and Seller, on the other hand, with respect to the resolution of the items in dispute.  Purchaser and Seller shall each bear the fees of their respective accountants and advisors incurred in connection with the determination and review of the Statement of Allocation.

(d)Once the Statement of Allocation has become final and binding, Purchaser and Seller shall, and Seller shall cause its Affiliates to, report, act and file all Tax Returns (including IRS Form 8594, if required) in all respects and for all purposes consistent with the allocations on the Statement of Allocation.  Purchaser on one hand and Seller on the other hand shall notify and provide the other with reasonable assistance in the event of an examination, audit or other proceeding regarding the allocations determined pursuant to this Section 1.7.  None of the parties shall take, and Seller shall cause its Affiliates not to take, any action inconsistent with the Statement of Allocation prepared in accordance with this Section 1.7, unless otherwise required by Law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules attached hereto (the “Disclosure Schedules”), Seller hereby represents and warrants to Purchaser as follows:

2.1	Organization; Standing; Qualification and Power

Each of Seller and Seller Parent and each member of the Company Group is duly organized, validly existing and in good standing (in such jurisdictions where such status is recognized) under the Laws of the jurisdiction of its organization, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group, taken as a whole.  Each member of the Company Group has all entity power and authority necessary to own, lease or operate the properties and assets owned, leased or operated by it and to carry on the Business as currently conducted and to execute and consummate the transactions contemplated by this Agreement.  Each member of the Company Group is qualified or licensed to do business in each jurisdiction in which ownership of its property or assets or the conduct of the Business requires such qualification or license, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  True and complete copies of the certificate of formation and operating agreement, certificate of incorporation and by-laws, or other comparable governing documents of each member of the Company Group, as in effect as of the date hereof, have been furnished to Purchaser and reflect all amendments made thereto prior to the date of this Agreement.  Neither Company nor any member of the Company Group is in default under or in violation of any provision of its operating agreement, certificate of formation, by-laws or other comparable governing document, as applicable, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group or the Business (after giving effect to the Reorganization), taken as a whole.  Schedule 2.1 sets forth a list of all officers and managers of the Company and each member of the Company Group.

2.2	Authority; Execution and Delivery; Enforceability

Each of Seller, Seller Parent and the Company has all requisite limited liability company or corporate, as applicable, power and authority to execute and deliver this Agreement and each of the Related Documents to which it will be a party and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by each of Seller, Seller Parent and the Company of this Agreement has been, and in the case of the Related Documents to which it will be a party will be, when executed and delivered, and the consummation of the transactions contemplated hereby has been, and the consummation of the transactions contemplated by the Related Documents to which it will be a party will be, when executed and delivered, duly authorized by all requisite limited liability company or corporate, as applicable, action on the part of Seller, Seller Parent and the Company, as applicable.  This Agreement has been, and upon its execution and delivery each of the Related Documents to which Seller, Seller Parent or the Company will be a party will be, duly and validly executed and delivered by Seller, Seller Parent and the Company, as applicable.  This Agreement constitutes, and upon its execution and delivery each of the Related Documents to which Seller, Seller Parent or the

Company, as applicable, will be a party will constitute, assuming that this Agreement and each of the Related Documents to which Purchaser will be a party have been duly authorized, executed and delivered by Purchaser, a valid and binding obligation of Seller, Seller Parent or the Company, as applicable, enforceable against it in accordance with its terms, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or equity).

2.3	Capitalization and Company Subsidiaries

(a)The Membership Interests of the Company are the only Interests (including membership interests, units of participation or other similar interests, however designated) of the Company.  All of the Membership Interests of the Company are owned by Seller.  Except as set forth on Schedule 2.3(a), all of the Company’s Membership Interests are duly authorized, validly issued, fully paid, non-assessable, free of preemptive rights and free and clear of any Encumbrances other than restrictions under applicable securities Laws and Permitted Encumbrances.  There are no outstanding (i) securities convertible into or exchangeable for Interests of the Company, (ii) options, warrants, calls or other rights of any kind to purchase or subscribe for Interests of the Company or (iii) Contracts of any kind to which any member of the Company Group is subject or bound requiring the issuance after the date hereof of (A) any Interests of the Company, (B) any convertible or exchangeable security of the type referred to in clause (i) or (C) any options, warrants, calls or rights of the type referred to in clause (ii).

(b)There are no outstanding obligations of the Company (contingent or otherwise) to repurchase, redeem or otherwise acquire, directly or indirectly, any Membership Interests of the Company.  There are no outstanding membership interest-appreciation rights, performance-based units, “phantom” interest rights or other contracts or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance or other attribute of the Company or its businesses or assets or calculated in accordance therewith.  There are no bonds, debentures, notes or other indebtedness of the Company outstanding having the right to vote (or convertible into, or exchangeable for, equity having the right to vote) on any matters on which any members or other equityholders of the Company may vote.

(c)Schedule 2.3(b) sets forth a complete list of the Company Subsidiaries and the authorized and the issued and outstanding capital stock or other ownership interests, as the case may be, of each of the Company Subsidiaries and the record holders thereof, as of the date hereof. After giving effect to the Reorganization, immediately prior to and as of the Closing, the Company will not have any Subsidiaries.

(d)There are no voting trusts, proxies or other agreements or understandings to which any member of the Company Group is bound with respect to voting of any Interests, capital stock or other ownership interests of any member of the Company Group. Except (i) for the Company’s direct or indirect interest in the Company Subsidiaries as set forth on Schedule 2.3(b) and (ii) as set forth on Schedule 2.3(c), as of the date hereof, no member of the Company Group owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person, and no member of the Company Group is subject to any obligation or requirement to provide for or make any investment in any Person.  No member of the Company Group is the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

(e)Immediately prior to the Closing, except as set forth on Schedule 2.3(e), the Company shall not have any indebtedness for borrowed money.

2.4	Ownership of Membership Interests

Seller is the record and beneficial owner of all of the Membership Interests.  Seller has the right, authority and power to sell, assign and transfer such Membership Interests to Purchaser.  As of immediately prior to the Closing and immediately prior to the Calculation Time, there will be no declared or accrued but unpaid distributions with respect to any Membership Interests.  Upon delivery to Purchaser of the Membership Interests at the Closing, Purchaser shall acquire good, valid and marketable title to the Membership Interests, free and clear of any Encumbrance (other than restrictions under applicable securities Laws and Encumbrances created by Purchaser).

2.5	No Conflict; Consents

(a)Except as set forth on Schedule 2.5(a), the execution, delivery and performance by the Company and Seller of this Agreement and all of the other agreements and instruments contemplated hereby to which the Company or Seller is a party, as applicable, and the consummation by each of Seller and the Company of the transactions contemplated hereby and thereby, do not and will not, (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both), (iii) result in the creation of any Encumbrance, other than a Permitted Encumbrance, upon the Company’s Interests or assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate any obligation under, or (v) result in a violation of (A) the certificate of formation, operating agreement, charter or bylaws (or other comparable governing documents) of Seller or any member of the Company Group, (B) any Material Contract or material Permit, order, judgment or decree to which the Company or any of its respective properties or assets are bound, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group or the Business (after giving effect to the Reorganization), taken as a whole or (C) any Law to which the Company or any member of the Company Group or any of their respective properties and assets are bound, assuming in the case of this sub-clause (C) that all consents, waivers, approvals, authorizations and other Permits have been obtained and all filings, registrations and notifications have been made, each as contemplated by Section 2.5(b) and/or Section 3.3(b).

(b)Except as set forth on Schedule 2.5(b), the execution, delivery and performance of this Agreement by each of Seller, Seller Parent and the Company, and the consummation by each of Seller, Seller Parent and the Company of the transactions contemplated hereby, will not require any consent, waiver, approval, authorization or other Permit of, or filing or registration with or notification to, any Governmental Authority or any other Person, except for (i) compliance with all applicable Antitrust Laws, (ii) as may be required as a result of any facts or circumstances related to Purchaser or any of its Affiliates and (iii) such consents, waivers, approvals, authorizations, Permits, filings, registrations or notifications which, if not made or obtained, would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company or the Business (after giving effect to the Reorganization), taken as a whole.

2.6	Financial Statements

(a)Schedule 2.6(a) contains true and complete copies of the audited balance sheets of the Business as of December 31, 2017, December 31, 2016 and December 31, 2015, and the related statements of comprehensive income, changes in net parent investment and cash flows of the Business and Long Term Preferred Care, Inc. for the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015, together with all related notes and schedules thereto (the “Audited Financial Statements”).

(b)Schedule 2.6(b) contains true and complete copies of the unaudited balance sheet of the Business as of March 31, 2018 (the “Latest Balance Sheet”), and the related statements of comprehensive income, changes in net parent investment and cash flows of the Business and Long Term Preferred Care, Inc. for the three-month period then ended (together with the Audited Financial Statements, the “Financial Statements”).

(c)Except as set forth in the Financial Statements (including the notes thereto) or on Schedule 2.6(c), (i) the Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods involved and (ii) except for the estimated accounts set forth on Schedule 2.6(c)(ii), the Financial Statements fairly present, in all material respects, the consolidated financial position and the results of operations and cash flows of the Business and Long Term Preferred Care, Inc. as of the dates and for the periods indicated therein, subject, in the case of the unaudited financial statement, including the Latest Balance Sheet, to the absence of footnote disclosures and changes resulting from normal year‑end adjustments for recurring accruals (none of which footnote disclosures or changes would, individually or in the aggregate, be materially adverse to the Company Group or the Business (after giving effect to Reorganization), taken as a whole).

2.7	Absence of Certain Changes

Except as set forth on Schedule 2.7, or as specifically contemplated by this Agreement or any of the Related Documents, from December 31, 2017 through the date of this Agreement, (x) the members of the Company Group have conducted their respective businesses in the ordinary course of business, (y) no member of the Company Group has taken any action that, had it been taken after the date hereof but prior to the Closing, would violate the Company’s obligations under Section 4.1(b)(i), (ii), (iii), (iv), (ix), (xii), (xiii), (xvi), (xviii) and (xix)

(without giving effect to exceptions (w), (x), (y) and (z) therein) and (z) none of the members of the Company Group have suffered any material loss, destruction, damage, other casualty loss or eminent domain taking (in each case, whether or not insured) affecting the Business or any material asset of any member of the Company Group.

2.8	No Material Adverse Effect

Between December 31, 2017 and the date hereof, no change, event, occurrence or development has occurred or arisen that, individually or in combination with any other change, event, occurrence or development, has had, or to the Knowledge of Seller, reasonably would be expected to have a Material Adverse Effect.

2.9	Compliance with Law; Permits

(a)Except as set forth Schedule 2.9(a), each member of the Company Group is, and since the Lookback Date has been, in compliance in all material respects with all Laws applicable to such member of the Company Group.  Except as set forth on Schedule 2.9(a), since the Lookback Date, no written notices have been received by, and no Proceedings have been initiated against, the Company or any member of the Company Group alleging or pertaining to a material violation of any such Laws.

(b)Schedule 2.9(b)(i) sets forth a true, correct and complete list of all material Permits, material accreditations and other material authorizations required as of the date hereof under Law for the conduct of the Business.  To the Knowledge of Seller, all of such Permits will be available for use by the Company Group immediately following the Closing so long as Purchaser duly makes the notices and filings set forth on Schedule 2.5(b).  Each member of the Company Group is, and since the Lookback Date has been, in compliance, in all material respects, with all such Permits required under Law for the conduct of the Business except as set forth on Schedule 2.9(b)(ii). As of the date hereof, except as set forth on Schedule 2.9(b)(ii), no Proceedings are pending or, to the Knowledge of Seller, threatened to revoke, suspend or cancel any such Permit.

(c)Each member of the Company Group has and maintains in good standing and full force and effect all material federal, state and foreign governmental approvals, authorizations, certificates of authority, consents, franchises, licenses, qualifications, accreditations, listing, permits and rights required by the insurance laws (collectively, “Insurance Permits”) necessary for it to conduct its business in the manner and in all such jurisdictions as now conducted.  Except as set forth on Schedule 2.9(c), each member of the Company Group is, and has been, in compliance with all applicable Laws and the terms of the Insurance Permits (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state and foreign Governmental Authorities and no revocation, lapse, limitation, suspension or cancellation of any of the Insurance Permits is pending or, to the Knowledge of Seller, threatened.  Except as set forth on Schedule 2.9(c), neither Seller nor any member of the Company Group has received written notice from any Governmental Authority asserting any actual or alleged violation of, or material noncompliance with, any applicable Law or Insurance Permit.

2.10	Litigation

Except (a) as set forth on Schedule 2.10 or (b) with respect to any investigation under the HSR Act or applicable Antitrust Laws relating to the transactions contemplated in this Agreement, as of the date hereof there is no Proceeding pending, or to the Knowledge of Seller, threatened in writing, against any member of the Company Group (or, to the Knowledge of Seller, any of the officers, directors or employees of the Company or any member of the Company Group with respect to their activities for or on behalf of the Company or any member of the Company Group) that (i) involves a claim in excess of $300,000, (ii) involves a claim for an unspecified amount which would, if adversely determined, have a Material Adverse Effect or (iii) seeks injunctive relief or is reasonably likely to materially impair the ability of the Company to perform its obligations under this Agreement.  Except as set forth on Schedule 2.10, as of the date hereof, there are no outstanding writs, judgments, injunctions, decrees, settlement agreements or similar orders by which any member of the Company Group or any of its assets or properties are bound.

2.11	No Undisclosed Liabilities

Except as set forth on Schedule 2.11, no member of the Company Group has any material Liabilities which are of a nature required by GAAP to be disclosed in or reflected on the Financial Statements other than (a) Liabilities reflected on the Latest Balance Sheet, (b) Liabilities which have arisen after the date of the Latest Balance Sheet in the ordinary course of business, (c) Liabilities identified in the Disclosure Schedules hereto and (d) obligations under Contracts set forth on Schedule 2.19(a) or under Contracts entered into in the ordinary course of business which are not required to be disclosed on Schedule 2.19(a) (but not Liabilities for any breach of any such contract or commitment).  No member of the Company Group maintains any “off-balance sheet arrangement” as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Act.

2.12	Employee Matters

(a)Schedule 2.12(a) lists each Benefit Plan.  With respect to each Benefit Plan, Seller has made available to Purchaser a true, accurate, and complete copy of, to the extent applicable, (i) each writing constituting a part of such Benefit Plan, including (A) all plan documents and amendments thereto (and where no such copy exists, an accurate description thereof), (B) any trust agreement or other funding instrument, and (C) the most recent summary plan description and any summary of material modifications, (ii) the most recent financial statements, trustee annual report and annual report (a Form 5500 annual report) (including attached schedules), (iii) any current custodial, administrative, investment management, services agreements or other similar agreements and any insurance policies or contracts, and (iv) any notices to or from the IRS or any office or representative of the United States Department of Labor or any governmental agency relating to any such Benefit Plan.  Neither Seller nor any member of the Company Group has any commitment to amend any existing Benefit Plan (except as required by applicable Law, as previously disclosed to Purchaser in writing), or create any new arrangement that would be a Benefit Plan. Except as set forth on Schedule 2.12(a), each Benefit Plan providing for severance upon or following termination of employment can be amended, terminated or otherwise discontinued at any time, without the consent of plan participants or any other  Person, and without liability to the Company Group.

(b)All Benefit Plans are sponsored or maintained by Seller or an Affiliate of Seller (other than a member of the Company Group).  Except as set forth on Schedule 2.12(b), no Benefit Plan provides post-retirement or post-termination medical or health or other welfare benefits to any current or former service providers of the Company Group (or any of their beneficiaries), except to the extent required by Part 6 of Title I of ERISA and at the sole expense of the participant or participant’s beneficiary, and no Benefit Plan is or has ever been a “welfare benefit fund,” as defined in Section 419(e) of the Code, or an organization described in Section 501(c)(9) of the Code.

(c)(i) Each Benefit Plan (A) has been established, and through the date hereof has been maintained, operated and administered, in compliance with its terms and applicable Laws in all material respects, including applicable provisions of ERISA and the Code and (B) that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) has received a favorable determination letter from the IRS, or, if the Benefit Plan is in the form of a volume submitter or  prototype plan, can rely on an opinion letter from the IRS to the volume submitter or prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and to the Knowledge of Seller nothing has occurred since the date of any such determination or opinion letter that has or would adversely affect qualification of such Qualified Benefit Plan; and (ii) to the Knowledge of Seller, with respect to each Benefit Plan, as of the date hereof, no event has occurred and no condition exists that would subject the Company Group by reason of its affiliation with any member of its “Controlled Group” (defined as any organization that is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code) to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Law.

(d)Neither any member of the Company Group nor any member of its Controlled Group has within the past six (6) years been a party to or established, maintained, sponsored, contributed to or has been obligated to contribute to, or had any Liability with respect to (i) any plan that is subject to Title IV of ERISA or Section 412 of the Code, including a “multiemployer plan” as defined in Section 3(37) or Section 4001(a)(3) of ERISA, a “multiple employer plan” (within the meaning of Section 4063 or 4064 of ERISA) or a “single employer plan” within the meaning of Section 4001(a)(15) of ERISA, (ii) a self-funded health or welfare benefit plan; or (iii) a Benefit Plan that provides for indemnification for or gross-up or similar payment of any Taxes.

(e)As of the date hereof, except as set forth on Schedule 2.12(e), there are no pending or, to the Knowledge of Seller, threatened claims (other than routine claims for benefits) or Proceedings against or relating to any Benefit Plan or any fiduciary or other Person dealing with such Benefit Plans.  To the Knowledge of Seller, no prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Benefit Plan.  Each Benefit Plan that is or has ever been a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance, if any, has been, since January 1, 2005, in operational compliance, and, since January 1, 2009, in documentary compliance, with Section 409A of the Code.

(f)Except as set forth on Schedule 2.12(f), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) (i) result in any payment becoming due under any Benefit Plan; (ii) increase any benefits otherwise payable under any Benefit Plan; (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits to Business Employees under any Benefit Plan; or (iv) result in the triggering or imposition of any restrictions or limitations on the ability to amend or terminate any Benefit Plan. No amount, economic benefit or other entitlement that could be received (including in cash or property or vesting of property) as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with any other event, including any termination of employment or service on or following the Closing Date) could give rise to any “excess parachute payment,” as defined under Section 280G of the Code.  No member of the Company Group is a party to any agreement, contract, plan or arrangement that has resulted or could result, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or non-U.S. Tax law).

(g)Except as set forth on Schedule 2.12(g), with respect to the Company Employees, (i) to the Knowledge of Seller, within the last 12 months, there has been no strike, slowdown or work stoppage which, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, taken as a whole; (ii) no member of the Company Group is a party to any collective bargaining agreement and no labor union or similar organization currently represents the employees of the Company Group; and (iii) no member of the Company Group has, in the last 90 days, effectuated a “plant closing” or “mass layoff” as those terms are defined in WARN, without complying with the notice requirements and other provisions of WARN which would cause any liability to any member of the Company Group with respect to the Company Group employees.

(h)Except as set forth on Schedule 2.12(h), since the Lookback Date, each member of the Company Group has been in compliance in all material respects with all applicable Laws relating to labor or employment as of the date hereof, including all applicable Laws relating to the terms and conditions of employment, payment of wages, minimum wages and overtime, hours of work, collective bargaining, unfair labor practices, equal employment opportunities, employment discrimination, harassment, civil rights, disability, family and medical leave, safety and health, employee benefits, workers’ compensation, and immigration, (collectively, “Employment Laws”).  Since the Lookback Date, no member of the Company Group has engaged in any unfair labor practice. As of the date hereof, there are no material Proceedings with respect to Employment Laws pending or, to the Knowledge of Seller, threatened against any member of the Company Group or with respect to any current or former Company Employee or independent contractor of any member of the Company Group with respect to their employment or service with any member of the Company Group.  Since the Lookback Date, the Company Group has properly classified, pursuant to the Code and any other applicable Law, all independent contractors that have provided services to the Company Group at any point.

(i)Schedule 2.12(i) sets forth, as of June 20, 2018, a true, correct and complete list of the names of all Business Employees and all other individual independent contractors of any member of the Business Group, showing each such Person’s current (i) position, (ii) status as full-time or part-time, (iii) if an employee, his or her status as exempt or non-exempt (to the extent applicable under Law), (iv) date of commencement of service, (v) rate of cash compensation, (vi) incentive compensation, including commission, (vii) primary work location, (viii) accrued but unpaid vacation, sick leave or other paid time off, (ix) whether such Person is on a leave of absence or given written notice of the need for a leave of absence, and if so, the cause of such leave of absence and the date such Person is expected to return to active service, and (x) employer or service recipient.

(j)To the actual knowledge of Brian Fisher, Torrey Martin and John Captenakis (without any duty of inquiry, except to Robert Dudacek, Adam Rosenberg, Preston Porter and Andrea Heger), as of the date hereof, no Company Employee with an annual base salary of more than $100,000 has indicated an intention to terminate his or her employment with the Company Group.

2.13	Taxes

Except as set forth on Schedule 2.13:

(a)All income Tax Returns and material other Tax Returns required to be filed by or on behalf of any member of the Company Group have been duly and timely filed with the appropriate Tax Authority (after giving effect to any valid extensions of time in which to make such filings).  All such Tax Returns were true and complete in all material respects when filed.  All material Taxes due and owing by any member of the Company Group (whether or not shown on any Tax Return) have been paid.  No member of any the Company Group currently is the beneficiary of any extension of time within which to file any Tax Return.

(b)No member of the Company Group has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.  There are no Liens for Taxes (other than liens for Taxes not yet due and payable) upon any of the assets of any member of the Company Group.  There is no material dispute or claim concerning any Tax liability of any member of the Company Group either claimed or raised by any Governmental Authority in writing.  No member of the Company Group has outstanding a power of attorney with respect to any Tax matters.

(c)Each member of the Company Group has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.  Each member of the Company Group has complied with all requirements to collect and turn over sales Taxes and similar Taxes, and has complied with all related reporting and documentation requirements except for such instances of non-compliance as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, taken as a whole.

(d)No member of the Company Group has, since the Lookback Date, been a member of a combined, consolidated, affiliated or unitary group for Tax filing purposes (other than such a group the common parent of which was Seller Parent) or has any liability for the Taxes of another Person (other than another member of the Company Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(e)No member of the Company Group is a party to any Tax allocation, Tax sharing or Tax indemnification agreement (with a Tax indemnification agreement being, for these purposes, an agreement the primary focus of which pertains to Tax matters).

(f)No claim has been made within the past three years by any Tax Authority in a jurisdiction in which any member of the Company Group does not file Tax Returns that any such person is or may be subject to taxation by that jurisdiction.

(g)No member of the Company Group has engaged in any “listed transaction” as defined in Section 6707A(c)(2) of the Code or any “reportable transaction” as defined in Section 6707A(c)(1) of the Code.

(h)Seller has delivered or made available to Purchaser in the Data Room correct and complete copies of the Tax Returns of, examination reports with respect to, and statements of deficiencies assessed against or agreed by any member of the Company Group since December 31, 2013.

(i)Within the past three years, no member of the Company Group has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j)No member of the Company Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to Closing; (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law); (v) installment sale or open transaction disposition made prior to Closing; (vi) prepaid amount received prior to the Closing; or (vii) election under Section 108(i) of the Code.  No member of the Company Group has ever been a “United States shareholder” (as defined in Section 951 of the Code) of a “controlled foreign corporation” (as defined in Section 957 of the Code).

(k)The Company is an entity whose separate existence from its owner is disregarded for federal, and applicable state and local, income tax purposes under Treasury Regulations Section 301.7701-2(c)(2) and has been such at all times since the Lookback Date.

(l)The representations and warranties in this Section 2.13, other than the representations and warranties set forth in any of Section 2.13 (a), (c), (e), (f) and (j) are made only with respect to Tax period (or portions of Tax periods) ending on or before the Closing Date and do not concern any Tax position to be taken, or taxable income to be incurred, after the Closing Date.

2.14	Title to Assets

After giving effect to the Reorganization and the transactions contemplated by the Transition Services Agreement, the Company Group will have good and valid title to, or a valid leasehold interest in, all material tangible personal property required to conduct the Business as presently conducted, free and clear of all Encumbrances, except (i) as set forth on Schedule 2.14, (ii) for Permitted Encumbrances and (iii) as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group or the Business (after giving effect to the Reorganization), taken as a whole. Notwithstanding the foregoing, the parties acknowledge and agree that this representation and warranty shall not, as of the Closing Date, apply to any asset (x) transferred pursuant to the Related Documents or (y) disposed of by any member of the Company Group after the date of this Agreement in the ordinary course of business and not in violation of this Agreement.

2.15	Sufficiency of Assets

The rights, services, properties and assets (including intangible assets) of the members of the Company Group, after giving effect to the Reorganization and the Purchaser Replacement Arrangements, and including those services provided to the Company Group pursuant to the Transition Services Agreement, the Commercial Agreements (or any binding term sheets in respect thereof), comprise in all material respects all of the rights, services, properties and assets used in and necessary to the conduct of the Business as conducted on the date of this Agreement, and as it will be conducted on the Closing Date.

2.16	Real Property

(a)No member of the Company Group owns any real property.

(b)Schedule 2.16(b) sets forth, after giving effect to the Reorganization, a true and complete list of all real property leased, licensed or subleased to the Company Group, and each Contract pursuant to which the Company Group has the right to use or occupy such real property (any such Contract, individually, a “Real Property Lease”).  Schedule 2.16(b) also sets forth each Superior Lease (as defined in (c) below) that any Real Property Lease is subject and/or subordinate to.  Aside from the rights of the Company Group in real property and interests in real property pursuant to the Real Property Leases (the “Leased Real Property”), no other real property is required for the conduct of the Business as currently conducted.

(c)As of the date hereof, (i) each Real Property Lease and the Superior Lease identified as that certain Sublease Agreement, dated as of November 11, 2009, by and between UST LLC (f/k/a UST, Inc.), as Sublessor and Affinion Group, Inc., as Sublessee, as amended by Sublease Letter Amendment dated December 28, 2009, and by Sublease Letter Amendment #2 dated January 10, 2010 is in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), (ii) neither Seller nor any of its Affiliates (including any member of the Company Group) is in default under nor has any of them received any written notice of any default that currently exists under any of the Real Property Lease which would reasonably be expected to give rise to a right of the applicable landlord or licensor to dispossess the applicable tenant or licensee, to cause the applicable tenant or licensee to cease any material operations in the premises, to terminate any of the Real Property Leases or cause or otherwise result in a Material Adverse Effect on the Business, and (iii) to the extent that any of the Real Property Leases is a sublease under or is otherwise subordinate to a master lease, ground lease or other superior lease (a “Superior Lease”), neither Seller nor any of its Affiliates (including any member of the Company Group) has received any written notice of any material default that currently exists under any of the Superior Leases which would reasonably be expected to give rise to a right of the applicable landlord or sublandlord to dispossess the applicable tenant or subtenant, to cause the applicable tenant or subtenant to cease any material operations in the premises, to terminate any Superior Lease or any of the Real Property Leases or cause or otherwise result in a Material Adverse Effect on the Business.

(d)Except as set forth on Schedule 2.16(d) contemplated by the Related Documents and except for any Permitted Leasehold Encumbrances, neither Seller nor any of its Affiliates (including any member of the Company Group) has mortgaged, pledged, encumbered or transferred any interest in the Leased Real Property or any of the Real Property Leases. Seller has made available to Purchaser true and complete copies of the Real Property Leases as in effect as of the date hereof.

(e)To the Knowledge of Seller, there exists no pending or threatened condemnation proceedings with respect to any Leased Real Property which, individually or in the aggregate, reasonably would be expected to be materially adverse to the Company Group or the Business (after giving effect to the Reorganization), taken as a whole.

(f)Except for the violation notices listed on Schedule 2.16(f), the Company Group has not received written notice of any violation of applicable laws, codes, ordinances, rules and regulations with respect to the current use of the Leased Real Property by the Company Group and, to the Knowledge of Seller, such use is permitted by applicable laws, codes, ordinances, rules and regulations.

(g)Except as set forth on Schedule 2.16(g), there are no subleases, licenses or other agreements which permit any Person other than the Company Group the right to use or occupy the Leased Real Property, except in respect of Permitted Leasehold Encumbrances (i) as to any common areas (e.g., parking facilities, drive ways, common hallways, building entrances, etc.) of the property and/or building to which the demised leased premises under each Real Property Lease forms a part, and (ii) that constitute the right(s) of landlord and sublandlords (as applicable) to access the applicable leased premises pursuant to the terms of the applicable lease and/or sublease (as applicable).

(h)Since the Lookback Date, all leasehold improvement work or other similar construction work by the Company Group has been completed in material compliance with the terms of the Real Property Leases.

2.17	Intellectual Property

(a)Schedule 2.17(a) sets forth, as of the date hereof, a list of all Intellectual Property owned by the Company Group that is (i) the subject of a pending application or subsisting registration and (ii) material to the conduct of the Business, as currently conducted (“Registered Company Intellectual Property”).  Each item of Registered Company Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Registered Company Intellectual Property have been paid and all necessary documents and certificates in connection with such Registered Company Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States, as the case may be, for the purposes of maintaining such Registered Company Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group or the Business (after giving effect to the Reorganization), taken as a whole.  No member of the Company Group has misrepresented, or failed to disclose, any facts or circumstances in any application for any Registered Company Intellectual Property that would constitute fraud with respect to such application.

(b)The Company and/or another member of the Company Group owns and possesses all right, title and interest in and to, or, has a valid and enforceable written license to use, all Intellectual Property material to or necessary for the operation of the Business, including, without limitation, all Registered Company Intellectual Property (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances other than (i) as set forth on Schedule 2.17(b), (ii) Permitted Encumbrances and (iii) non-exclusive licenses entered into in the ordinary course of business. All Registered Company Intellectual Property is fully transferable and alienable to Purchaser by the Company and/or another member of the Company Group without restriction and without payment of any kind to any third party.

(c)There is no written claim or demand of any Person pertaining to, or any Proceeding pending or threatened in writing, which challenges the validity of Company Group’s ownership or use of any Company Intellectual Property.

(d)The conduct of the Business and the Company Intellectual Property does not infringe, misappropriate or violate and has not, since the Lookback Date, infringed, misappropriated or violated in any material respect any Intellectual Property of any Person.  To the Knowledge of Seller, no Person is materially infringing, materially misappropriating or materially violating the Company Intellectual Property.  Neither the Company nor any other member of the Company Group has, since the Lookback Date, brought any action, suit or proceeding against any Person for infringement or misappropriation of any Registered Company Intellectual Property.

(e)The Company and all other members of the Company Group have secured from all consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any material Intellectual Property for Company or any Company Group relating to the Business (each an “Author”), unencumbered and unrestricted exclusive ownership of all of the Authors’ rights in such contribution that the Company or other member of the Company Group does not already own by operation of law and has obtained the waiver of all non-assignable rights.  Without limiting the foregoing, the Company and each other member of the Company Group has obtained written and, to the Knowledge of Seller, enforceable proprietary information and invention disclosure and Intellectual Property rights assignments from all current and former Authors.

(f)Since the Lookback Date, the Company and each other member of the Company Group has taken commercially reasonable steps to protect and preserve the confidentiality of all trade secrets and other confidential information of the Company and each other member of the Company Group relating to the Business (including confidential and proprietary know-how, data, databases, advertising and marketing plans or systems, distribution and sales methods or systems, sales and profit figures, customer and client lists, and customer and client information), or provided by any third party to the Company or any other member of the Company Group under obligation of confidentiality, but excluding Personally Identifiable Information (collectively “Confidential Business Information”).

(g)All current and former employees and contractors of Company and each other member of the Company Group and third parties permitted access to Confidential Business Information have executed and delivered to Company or such other member of the Company Group a written and, to the Knowledge of Seller, legally binding agreement regarding the protection of such Confidential Business Information.

(h)Since the Lookback Date, the Company and each other member of the Company Group has implemented and maintains a reasonable security plan that is, to the Knowledge of Seller, consistent with industry practices of companies offering similar products or services. Except as set forth on Schedule 2.17(h) of the Disclosure Schedules, since the Lookback Date, to the Knowledge of Seller, neither the Company nor any other member of the Company Group has experienced any material breach of security or other material unauthorized access by third parties to the Confidential Business Information in the Company’s or any other member of the Company Group’s possession, custody or control, except in each case, as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, taken as a whole.

(i)Neither the Company nor any other member of the Company Group has disclosed, delivered or licensed to any Person, or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any source code of any product or service of the Company or any other member of the Company Group relating to the Business (the “Source Code”), other than disclosures to employees and consultants involved in the development of such products or services who are subject to, to the Knowledge of Seller, valid and enforceable written agreements obligating them to maintain the confidentiality of the Source Code.  Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in a release from escrow or other delivery to a third party of any Source Code.

(j)To the Knowledge of Seller, the software used in the provision of any product or service relating to the Business:  (i) with regard to Seller or Company owned proprietary software, has sufficiently documented source code enabling a reasonably skilled software developer to understand, modify, compile and otherwise utilize the related technology without reference to other sources of information; (ii) is complete; (iii) is free from material defects or deficiencies, errors in design, and operating defects; and (iv) does not contain any disabling mechanisms or protection features which are designed to disrupt, disable, harm or otherwise impede in any manner the operation of, or provide unauthorized access to, a computer system or network or other device on which such software is stored or installed or damage or destroy any data or file without the user’s consent.

(k)Schedule 2.17(k) lists all Seller or Company owned proprietary software or other material that is distributed as “free software”, “open source software” or under similar licensing or distribution terms (“Open Source Materials”) which is used by Company or any other member of the Company Group in connection with any products or services relating to the Business, and describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by Company and/or any other member of the Company Group).

(l)Neither Company nor any other member of the Company Group has, since the Lookback Date, used or does use any Open Source Materials or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Registered Company Intellectual Property, or (ii) under any license requiring the Company or any other member of the Company Group to disclose or distribute the Source Code, to license or provide the Source Code for the purpose of making derivative works, or to make available for redistribution to any Person the Source Code at no or minimal charge.

2.18	Privacy and Cybersecurity

(a)Each member of the Company Group has, since the Lookback Date (i) complied in all material respects with all applicable Privacy and Data Security Requirements, and (ii) taken commercially reasonable measures to protect Personally Identifiable Information against loss, damage to integrity, and unauthorized access and processing, in all material respects.  Without limiting the foregoing, except as would not, individually or in the aggregate, be material to the Company Group taken as a whole: to the extent required by any applicable Privacy Law, since the Lookback Date, (A) each member of the Company Group has at all times maintained and posted in a clear and conspicuous manner, website privacy policies providing legally sufficient notice of the member’s privacy, data protection, and data security practices regarding the collection, use, processing, storage, and transfer (including cross-border transfer) of Personally Identifiable Information, in connection with the operation of the Company Group’s Business, (B) each member of the Company Group has adhered to privacy notices furnished to consumers by such member on behalf of insurance carriers, to the extent required by such member’s contracts with such insurance carriers, (C) copies of such website privacy policies and insurance carrier privacy notices have been made available to Purchaser, and (D) to the Knowledge of the Company, no solicitation, statement, disclosure, or marketing, promotional or advertising material included in any email marketing campaigns or mail and marketing campaigns initiated, facilitated, or transmitted by any member of the Company Group has been materially inaccurate, misleading, or deceptive, or in material violation of any applicable Privacy Law.

(b)Each member of the Company Group has, since the Lookback Date, implemented and maintained in place reasonable and appropriate security measures, plans, controls and programs for the protection of Personally Identifiable Information, including (1) written information security program, policies, procedures and such other measures required by applicable Privacy Law, to protect Personally Identifiable Information any member of the Company Group collects, receives, uses, processes, stores, or transfers (including cross-border transfer) in connection with the operation of the Company Group’s Business from loss and illegal or unauthorized processing that (i) materially comply with all applicable Privacy and Data Security Requirements, (ii) are consistently enforced and followed in the conduct of the Business of the Company Group, in all material respects, and (iii) are the subject of training administered by or for the Company Group to their relevant personnel, and (2) plans, controls and programs that are designed to (i) identify internal and external risks to the security of Personally Identifiable Information; (ii) implement, monitor and improve administrative, electronic and physical safeguards to protect against those risks; (iii) maintain notification procedures in compliance with applicable Laws in the case of any breach of security compromising Personally Identifiable Information; and (iv) provide for the prevention of loss of Personally Identifiable Information.

(c)Except as set forth on Schedule 2.18(c), since the Lookback Date, no breach or violation of any security policy of any member of the Company Group with respect to Personally Identifiable Information has occurred and, to the Knowledge of Seller, since the Lookback Date, there has been no unauthorized or illegal use of or access to any Personally Identifiable Information, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group or the Business (after giving effect to the Reorganization), taken as a whole.

(d)Since the Lookback Date, no member of the Company Group has received any written notice from any Governmental Authority alleging any material violation of any privacy, data protection, or marketing law involving Personally Identifiable Information. No written claim or proceeding is pending against any member of the Company Group or, to the Knowledge of Seller, threatened in writing against any member of the Company Group, alleging that the collection, use, processing, storage, transfer (including cross-border transfer) or disclosure of Personally Identifiable Information by the Company Group materially violates any applicable Privacy Laws.

(e)Since the Lookback Date, each member of the Company Group:  (i) has made all required disclosures to, and obtained any required consents from, users, customers, employees, contractors, Governmental Authorities and other applicable persons required by all applicable Privacy and Data Security Requirements and as necessary for the Company Group’s processing of Personally Identifiable Information in compliance with applicable Law in connection with the conduct of their Businesses; and (ii) has filed any and all required registrations with the applicable data protection authority, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group or the Business (after giving effect to the Reorganization), taken as a whole.

(f)Each member of the Company Group has obtained written agreements from all subcontractors to which they have provided or disclosed Personally Identifiable Information that (i) satisfy the requirements of any applicable Privacy and Data Security Requirements, (ii) bind the subcontractor to at least the same restrictions and conditions that apply to the Company Group with respect to such Personally Identifiable Information and (iii) require such subcontractors to implement reasonable and appropriate means for protecting such Personally Identifiable Information, except, in each case, where the failure to obtain such written agreements would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group or the Business (after giving effect to the Reorganization), taken as a whole.  The execution, delivery and performance of this Agreement will comply with all applicable Privacy and Data Security Requirements and with the Company Group’s privacy and security policies, in all material respects.

2.19	Contracts

(a)Except as set forth on Schedule 2.19(a), as of the date hereof, no member of the Company Group is a party to or bound by any of the following Contracts, whether written or oral:

(i)any Contract relating to the employment of any Company Employee or individual service provider requiring payment by any member of the Company Group of aggregate annual base salary in excess of $150,000;

(ii)any Contract pursuant to which any member of the Company Group has incurred any indebtedness for borrowed money, committed to incur indebtedness for borrowed money, or guaranteed indebtedness of any other Person (other than another member of the Company Group), in each case, in an amount in excess of $1,000,000;

(iii)other than any Contract governing Seller Parent’s credit facility or Senior Notes or any Real Property Lease, any Contract that by its terms grants or otherwise places an Encumbrance upon any material asset or group of assets of the Company Group having a fair market value in excess of $1,000,000;

(iv)any Contract with consideration payable to the Company in excess of $250,000 that by its terms provides for the sale, assignment or other disposition of any asset of any member of the Company Group that is material to the Business, taken as a whole and as currently conducted;

(v)any Contract pursuant to which any member of the Company Group has the right to market or sell the Business’s products and services to the customers of such Contract counterparty (A) under which the Company Group received collected premiums in excess of $1,000,000 during the full twelve month period ended on December 31, 2017 or (B) with respect to which the Company Group reasonably expects to receive collected premiums in excess of $1,000,000 during any twelve month period ending after the Closing Date;

(vi)any Contract that by its terms requires the payment by or on behalf of any member of the Company Group after the Closing Date in excess of $1,000,000 during any twelve month period ending after the Closing Date, or the delivery by any member of the Company Group after the Closing of goods or services with a fair market value in excess of $1,000,000 during any twelve month period ending after the Closing Date or provides for any member of the Company Group to receive any payments in excess of $1,000,000 during any twelve month period ending after the Closing Date, in each case, other than those Contracts required to be disclosed pursuant to Section 2.19(a)(v);

(vii)any Contract with an insurer, reinsurer, underwriter or other provider who underwrites or otherwise offers insurance that is issued, sold or marketed by any member of the Company Group;

(viii)any Contract with a provider of data-processing or similar services in connection with marketing of the products or services of any member of the Company Group, other than those Contracts that are not material to the Business, taken as a whole and as currently conducted;

(ix)any Contract that by its terms contains any covenant or provision currently in effect prohibiting any member of the Company Group from engaging in any material respect in any line of business or competing in any material respect with any Person in any geographic area;

(x)any Contract that is a partnership or joint venture agreement in which any member of the Company Group participates as a partner or joint venture;

(xi)any Contract pursuant to which any member of the Company Group has advanced or loaned any amount to any of its directors, officers or employees outside the ordinary course of business;

(xii)any Contract that is an Intellectual Property License that is material to the conduct of the Business, as currently conducted, except for commercially-available off-the-shelf software Contracts; or

(xiii)any Contract pursuant to which any member of the Company Group is lessee of or holds or operates any property, real or personal, owned by any other party, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $250,000;

(xiv)any Contract pursuant to which any member of the Company Group is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by any member of the Company Group;

(xv)any settlement, conciliation or similar agreement with any Governmental Authority or other Person requiring a settlement payment in excess of $100,000, which payment is yet to be paid or containing any other material obligations yet to be performed or completed by a member of the Company Group;

(xvi)any Contract that requires any member of the Company Group to make a material payment as a result of the consummation of the transactions contemplated by this Agreement; or

(xvii)any outstanding written commitment to enter into any agreement of the type described in the foregoing subsections of this Section 2.19(a).

(b)Except as set forth on Schedule 2.19(b), each Contract that is listed (or required to be listed) on Schedule 2.19(a) (each, a “Material Contract”) is in full force and effect and constitutes the legal, valid and binding obligation of the member of the Company Group party thereto and, to the Knowledge of Seller, each other party thereto, enforceable against such party in accordance with its terms, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally.  Except as set forth on Schedule 2.19(b), no member of the Company Group or, to the Knowledge of Seller as of the date hereof, any other party to any Material Contract, is (with or without the lapse of time or the giving of notice, or both) in material breach of, or in material default under, such Material Contract.  Except as set forth on Schedule 2.19(b), (i) each member of the Company Group has performed in all material respects all obligations required to be performed by them under each Material Contract, (ii) no event has occurred which with the passage of time or the giving of notice or both would result in a material default, breach or event of noncompliance by a member of the Company Group under any Material Contract and (iii) no member of the Company Group has any present expectation or intention of not fully performing all of its obligations under a Material Contract. As of the date hereof, no party has given any written notice of termination or cancellation of any Material Contract or that it intends to assert a breach of, or seek to terminate or cancel, any Material Contract as a result of the transactions contemplated hereby.  The Company has made available to Purchaser a true and complete copy of each Material Contract (together with all amendments, waiver or other changes thereto), as in effect on the date hereof.

2.20	Insurance

Schedule 2.20 contains a true and complete list of all material insurance policies and insurance bonds which cover the Company Group or the Business’ properties or assets (in each case, other than any Benefit Plan, the “Insurance Policies”).  The Insurance Policies are valid, binding and enforceable, all premiums thereon have been paid, and the Company Group is otherwise in compliance with the terms and provisions of the Insurance Policies.  Except as set forth on Schedule 2.20, the Company Group does not have any fronting or self-insured insurance policies and none of the Insurance Policies are subject to retrospective premium adjustments.  All of the occurrence-based Insurance Policies will remain in full force and effect immediately following the consummation of the transactions contemplated hereby.  Since January 1, 2017, neither Seller nor any member of the Company Group has received (i) any written notice of cancellation or notice of a material amendment for any of the Insurance Policies, (ii) any correspondence or communication from any of the insurance companies who issued the Insurance Policies denying coverage or reserving rights under any such Insurance Policies or (iii) any notice of cancellation or notice of a material amendment for any of the Insurance Policies.  Since January 1, 2017, Seller and the Company Group have timely submitted all claims under the Insurance Policies, and all such submissions have been true and correct as and when submitted, and supplemented to the extent necessary to avoid any denial or reduction in coverage, except as would not be materially adverse to the Company Group or the Business (after giving effect to the Reorganization) or the Business.  Since January 1, 2017, Seller and the Company Group have submitted to the appropriate insurance company all notices of circumstances with respect to any matters or set of facts that would reasonably be expected to become a claim under any of the Insurance Policies, except as would not be materially adverse to the Company Group or the Business (after giving effect to the Reorganization).  Except with respect to any group health plan, Schedule 2.20 sets forth an accurate and complete list as of the date hereof of all pending claims and the claims history of the Business during the past three (3) years, including with respect to insurance obtained but not currently maintained.

2.21	Environmental Matters

Except as set forth on Schedule 2.21, as of the date hereof: (a) the Company Group has obtained all Permits required by Environmental Laws for the operation of the Business (collectively, “Environmental Permits”); (b) each member of the Company Group is in material compliance with all applicable Environmental Laws and Environmental Permits; and (c) there are no Proceedings pending or, to the Knowledge of Seller, threatened in writing against any member of the Company Group alleging the violation of or noncompliance with any applicable Environmental Laws.

2.22	Related-Party Agreements

Except as set forth on Schedule 2.22, or under any Benefit Plan, (a) no officer, director, manager, equityholder, employee or Affiliate of any member of the Company Group (other than the members of the Company Group), is a party to any Contract with any member of the Company Group; (b) no officer, director, manager, equityholder, employee or Affiliate of any member of the Company Group (other than the members of the Company Group) provides any services to any member of the Company Group, other than services in such Person’s capacity as a director, officer, contractor or employee of such member of the Company Group, (c) there are no side letters or similar agreements with any employee of a member of the Company Group relating to the subject matter of this Agreement and (d) none of Seller Topco, Seller Parent nor Seller controls any Person which is a material supplier, material customer or a material vendor, distributor, consultant, service provider, creditor or debtor of any member of the Company Group, or has any material interest in any material property used by any member of the Company Group in the conduct of the Business.

2.23	Brokers and Finders

Except as set forth on Schedule 2.23, neither Seller nor any of its Affiliates (including any member of the Company Group) has employed, nor is it subject to any claim of liability or obligation to, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement, in each case, for which either Purchaser or any member of the Company Group will have liability following the Closing.

2.24	Anti-Bribery Compliance

Since the Lookback Date, (a) no member of the Company Group nor (b) any director, manager, officer, employee or agent of a member of the Company Group, in each case, acting at the direction or on behalf of the Company Group (i) has provided, offered, gifted or promised, directly or indirectly, anything of value to any government official, political party or candidate for government office, or provided or promised anything of value to any other person while knowing that all or a portion of that thing of value would or will be offered, given, or promised, directly or indirectly, to any government official, political party or candidate for government office, for the purpose of (x) influencing any act or decision of such official, party or candidate in his or her official capacity, inducing such official, party or candidate to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the benefit of the Company Group; or (y) inducing such official, party or candidate to use his or her influence with his or her government or instrumentality to affect or influence any act or decision of such government or instrumentality, in order to assist the Company Group in obtaining or retaining business for or with, or directing business to, any person, in each case, in material violation of the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 or similar Laws of any jurisdiction that are applicable to the Business (the “Anti-Bribery Laws”); or (ii) otherwise has materially violated the Anti-Bribery Laws, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, taken as a whole.

2.25	No Other Representations or Warranties

Seller specifically acknowledges and agrees that none of Purchaser, its Affiliates or any other Person on their behalf makes any, nor has made any, express or implied representations or warranties to Seller regarding the transactions contemplated hereby or by the Related Documents, except for the representations and warranties specifically set forth in this Agreement, in any Related Document or in any certificates delivered hereunder.

2.26	No Additional Representations

NEITHER SELLER NOR ANY OF ITS AFFILIATES NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES IS MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO SELLER OR ANY OF ITS AFFILIATES (INCLUDING ANY MEMBER OF THE COMPANY GROUP), INCLUDING ANY REPRESENTATION OR WARRANTY WITH RESPECT TO ANY OF THE ASSETS, RIGHTS OR PROPERTIES OF ANY MEMBER OF THE COMPANY GROUP AND INCLUDING THE ENVIRONMENTAL CONDITION OF ANY PAST OR CURRENT PROPERTY OR FACILITY OF ANY MEMBER OF THE COMPANY GROUP, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE II, IN ANY CERTIFICATE DELIVERED IN CONNECTION WITH THIS AGREEMENT OR IN ANY RELATED DOCUMENT.

SELLER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SELLER OR ANY OF ITS AFFILIATES (INCLUDING ANY MEMBER OF THE COMPANY GROUP) OR ANY OF THEIR RESPECTIVE REPRESENTATIVES.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE II, IN ANY CERTIFICATE DELIVERED IN CONNECTION WITH THIS AGREEMENT OR IN ANY RELATED DOCUMENT, SELLER, ON BEHALF OF ITSELF AND ITS AFFILIATES (INCLUDING THE MEMBERS OF THE COMPANY GROUP), HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PURCHASER BY ANY REPRESENTATIVE OF SELLER OR ANY OF ITS AFFILIATES (INCLUDING ANY MEMBER OF THE COMPANY GROUP)). NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, NEITHER SELLER NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATIONS OR WARRANTIES TO PURCHASER REGARDING ANY PROJECTIONS OR FORECASTS.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

3.1	Incorporation and Authority of Purchaser

Purchaser is a limited liability company duly organized, validly existing and in good standing (in such jurisdictions where such status is recognized) under the Laws of the jurisdiction of its organization, except where the failure to be in good standing would not prevent or materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby. Purchaser is qualified or licensed to do business in each jurisdiction in which ownership of its property or assets or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not prevent or materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby.

3.2	Authority; Execution and Delivery; Enforceability

Purchaser has all requisite limited liability company power and authority to execute and deliver this Agreement and each of the Related Documents to which it will be a party and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Purchaser of this Agreement has been and, in the case of the Related Documents to which it will be a party, will be when delivered, and the consummation of the transactions contemplated hereby has been and the consummation of the transactions contemplated by the Related Documents to which it will be a party will be when delivered, duly authorized by all requisite limited liability company action on the part of Purchaser.  This Agreement has been, and upon its execution and delivery each of the Related Documents to which Purchaser will be a party will be, duly and validly executed and delivered by Purchaser.  This Agreement constitutes, and upon its execution and delivery each of the Related Documents to which Purchaser will be a party will constitute, assuming that this Agreement and each of the Related Documents to which Seller and/or the Company, as applicable, will be a party have been duly authorized, executed and delivered by Seller and/or the Company, as applicable, a valid and binding obligation of Purchaser enforceable against it in accordance with its terms, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or equity).

3.3	No Conflict; Consents

(a)The execution, delivery and performance of this Agreement by Purchaser, and the consummation by Purchaser of the transactions contemplated hereby, will not, (i) violate any provision of the certificate of formation or operating agreement (or other comparable governing documents) of Purchaser, (ii) result in a violation or breach of, or constitute (with or without the giving of notice, the lapse of time or both) a default (or give rise to any right of termination or cancellation of obligations) under, any of the terms, conditions or provisions of any Contract, to which Purchaser is a party or by which any of its properties or assets are bound, or (iii) assuming that all consents, waivers, approvals, authorizations and other Permits have been obtained and all filings, registrations and notifications have been made, each as contemplated by Section 2.5(b) and/or Section 3.3(b), violate any Law applicable to Purchaser or by which any of its properties or assets are bound, other than, in the case of clauses (ii) and (iii) above, any such violations, breaches, defaults, or rights of termination or cancellation of obligations which would not prevent or materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby.

(b)The execution, delivery and performance of this Agreement by Purchaser, and the consummation by Purchaser of the transactions contemplated hereby, will not require any consent, waiver, approval, authorization or other Permit of, or filing or registration with or notification to, any Governmental Authority, except for (i) compliance with all applicable Antitrust Laws, (ii) as may be required solely as a result of any facts or circumstances related to Seller or any member of the Company Group, and (iii) such consents, waivers, approvals, authorizations, Permits, filings, registrations or notifications which, if not made or obtained, would not prevent or materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby.

(c)Neither Purchaser nor any of its Affiliates owns interests in any Person or is aware of any facts or circumstances (including any possible other transaction pending or under consideration by Purchaser or any of its Affiliates) which (i) reasonably could be expected to prevent or materially impair or delay (A) the ability of Purchaser to obtain the consents, authorizations, orders or approvals of the applicable Governmental Antitrust Authorities without any structural or conduct relief or (B) the consummation of the transactions contemplated by this Agreement or (ii) could cause a Governmental Antitrust Authority to seek to (A) prevent or materially impair or delay the consummation of the transactions contemplated hereby or (B) impose a condition or conditions that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.4	Litigation

There are no Proceedings pending or, to the Knowledge of Purchaser, threatened in writing by or against or affecting Purchaser or any of its Affiliates, and there are no orders, writs, judgments, injunctions, decrees or awards by which Purchaser or any of its Affiliates, or any of their respective assets or properties, are bound, in either case that could prevent or materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby.

3.5	Financing

(a)Purchaser has delivered to Seller true and complete copies of (i) the executed commitment letter, dated as of the date hereof, among Purchaser, Mill Point Capital Partners, L.P. and Seller (the “Equity Commitment Letter”), pursuant to which Mill Point Capital Partners, L.P. has committed, subject to the terms and conditions thereof, to invest the cash amounts set forth therein in the manner set forth therein, and of which Seller is a third party beneficiary and entitled to specifically enforce the terms thereof (the “Equity Financing”) and (ii) the executed commitment letter, dated as of the date hereof, among Purchaser and Jefferies Finance LLC (together with all exhibits, schedules, term sheets and attachments thereto, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Letters”), pursuant to which the counterparties thereto (together with their respective Affiliates and their and their Affiliates’ Representatives and successors and assigns, including the parties to any commitment letters, engagement letters, joinder agreements, indentures, credit agreements or loan agreements entered into in connection with the Debt Financing or any Alternate Debt Financing, together with their respective Representatives, the “Debt Financing Sources”) have committed, subject to the terms and conditions thereof, to lend to the applicable member or members of the Company Group the amounts set forth therein, (the “Debt Financing” and, together with the Equity Financing, the “Financing”).  Upon the completion of the Marketing Period and assuming the satisfaction of the conditions set forth in the Debt Commitment Letter and Section 8.1 and Section 8.3, the aggregate net amounts to be provided pursuant to the Financing Letters (giving effect to any “market flex” provisions contained in the Fee Letter), will be sufficient for Purchaser, when required, to (A) pay an amount in cash equal to the Closing Payment pursuant to Section 1.2, (B) pay any and all fees and expenses required to be paid by Purchaser in connection with the transactions contemplated by this Agreement and the Financing, and (C) satisfy all other payment obligations of Purchaser contemplated hereunder. Purchaser has also delivered to Seller a true and complete copy of any fee letter (which may be redacted as to fee amounts, pricing, “market flex” terms and other customary commercial terms) in connection with the Debt Commitment Letter (any such fee letter, as may be redacted, a “Fee Letter”).

(b)As of the date hereof, there are no side letters or other Contracts or arrangements related to the Financing other than the Financing Letters and the Fee Letters; provided, that Mill Point Capital Partners, L.P. may enter into “back-to-back” commitment letters with co-investors, but any such commitment letters will not reduce the obligations of Mill Point Capital Partners, L.P. under the Equity Commitment Letter without the prior written consent of Seller.  As of the date hereof, (i) none of the Financing Letters or the Fee Letters has been amended or modified, (ii) to Purchaser’s Knowledge, no such amendment or modification is contemplated, (iii) the respective commitments set forth in the Financing Letters have not been withdrawn or rescinded in any respect, and to Purchaser’s knowledge, no such withdrawal or rescission is contemplated, and (iv) assuming the satisfaction or waiver of the conditions set forth in Sections 8.1 and 8.3 at Closing and the completion of the Marketing Period, Purchaser has no reason to believe that any of the conditions to the Financing contemplated in the Financing Letters will not be satisfied on a timely basis or that the funding contemplated in the Financing will not be made available to Purchaser on a timely basis in order to consummate the transactions contemplated by this Agreement.

(c)The Financing Letters are in full force and effect and are the valid, binding and enforceable obligations of Purchaser and, to the Purchaser’s Knowledge, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or equity).  There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in the Financing Letters. Assuming the accuracy of the representations and warranties set forth in ARTICLE II, as of the date hereof, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach by Purchaser or, to the Knowledge of Purchaser, any other party to any Financing Letter.  Purchaser has fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Financing Letters and any related Fee Letter.

3.6	Brokers and Finders

Neither Purchaser nor any of its Affiliates has employed, nor is it subject to any valid claim of liability or obligation to, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement for which Seller or any of its Affiliates will have liability following the Closing.

3.7	Investment Intent

Purchaser is acquiring the Membership Interests for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Membership Interests in a manner that would violate the registration requirements of the Securities Act or any similar provisions of any applicable Law.  Purchaser agrees that the Membership Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other applicable securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws.  Purchaser is able to bear the economic risk of holding the Membership Interests for an indefinite period (including total loss of its investment), and (either alone or together with its representatives) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.  Purchaser qualifies as an “accredited investor”, as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.

3.8	Compliance with Privacy and Data Security Laws.

Except to the extent any non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the business, financial condition or results of operations of Purchaser or otherwise materially impede, prohibit or delay the transactions contemplated hereby, Purchaser uses generally accepted industry practices to comply with all applicable Laws governing the privacy or security of NPI, including the Gramm-Leach-Bliley Act of 1999 (15 U.S.C. § 6801 et seq.) and its implementing statutes and regulations governing the privacy or security of certain NPI as well as the New York State Department of Financial Services’ Cybersecurity Regulation (23 N.Y.C.R.R. 500) and its provisions governing NPI, and has implemented reasonable and appropriate administrative, technical, and physical safeguards, to the extent required by applicable Laws.

3.9	Ownership and Control of Purchaser.

As of the date hereof, Purchaser is not an Affiliate of Seller TopCo, and none of the members of the sole member of Purchaser are Persons set forth on Schedule 4.18.

3.10	Purchaser’s Business Investigation; Disclaimer Regarding Projections

(a)Purchaser has conducted such investigation of the Company Group and the Business as it has deemed necessary in order to make an informed decision concerning the transactions contemplated hereby and has employed the services of its own Representatives to assist it in doing so.  Except in respect of the representations and warranties specifically set forth in this Agreement, in any Related Documents or in any certificate delivered hereunder, none of Seller, the Company or any of their respective Affiliates or Representatives shall have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including any information, documents or material made available to Purchaser and its representatives in any “data rooms” (virtual or otherwise), including the Data Room, management presentations or in any other form in expectation of the transactions contemplated hereby.

(b)Except for the representations and warranties specifically set forth in this Agreement, in any Related Document or in any certificates delivered hereunder, Purchaser acknowledges and agrees that none of Seller, the Company or any other Person is making or has made, and that none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, of any nature whatsoever, with respect to the Business or any member of the Company Group, including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business by Purchaser after the Closing in any manner, or (iii) the probable success or profitability of the Business after the Closing, and Purchaser (on behalf of itself and its Affiliates) specifically disclaims that it is relying on or has relied on any such representation or warranty as an inducement to enter into this Agreement or otherwise.

(c)In connection with Purchaser’s investigation of the Company Group and the Business, Purchaser has received from Seller, the Company and their respective Affiliates and Representatives certain projections and other forecasts, including projected financial statements, cash flow items, certain business plan information and other data related to the Company Group and/or the Business.  Purchaser acknowledges that (i) there are uncertainties inherent in attempting to make such projections, forecasts and plans and, accordingly, is not relying on them, (ii) Purchaser is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to it and (iii) Purchaser shall have no claim against anyone with respect to any of the foregoing.  Accordingly, Purchaser acknowledges that none of Seller, the Company or any of their respective Affiliates or Representatives has made any representation or warranty with respect to such projections and other forecasts and plans.

3.11	No Additional Representations.

NONE OF PURCHASER OR ANY OF ITS AFFILIATES IS MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III, IN ANY CERTIFICATE DELIVERED IN CONNECTION WITH THIS AGREEMENT OR IN ANY RELATED DOCUMENT.

ARTICLE IV
CERTAIN COVENANTS

4.1	Conduct of Business Prior to the Closing

(a)Except (i) with the written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as set forth on Schedule 4.1(a), (iii) as otherwise specifically provided for by the terms of this Agreement or the Separation Agreement, or (iv) as required by Law, from the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each of the members of the Company Group to, operate the Business in the usual and ordinary course of business and use reasonable commercial efforts to preserve the goodwill and organization of the Business and the relationships with its customers, suppliers, employees and other relations of the Business.

(b)Without limiting the generality of Section 4.1(a), from the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except (w) with the written consent of Purchaser (which consent, solely with respect to clauses (v), (vi), (vii), (viii), (x), (xi), (xvi), (xvii) and (xix) (except with respect to any Real Property Lease) below, shall not be unreasonably withheld, conditioned or delayed), (x) as set forth on Schedule 4.1(b), (y) as otherwise specifically provided for by this Agreement or the terms of the Separation Agreement, or (z) as required by Law, the Company shall not (and Seller shall cause the Company not to), and the Company shall not and shall not permit any other member of the Company Group to:

(i)transfer, issue, sell or dispose of any shares of capital stock or other equity interests of any member of the Company Group or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other equity interests of any member of the Company Group;

(ii)effect any recapitalization, reclassification, stock split or like change in the capitalization of any member of the Company Group;

(iii)(A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of any member of the Company Group (other than equipment financing specifically contemplated by Company Group’s 2018 budget previously provided to Purchaser and other than cash management transactions between a member of the Company Group, on the one hand, and Seller Parent or one of its Subsidiaries, on the other hand, in the ordinary course of business), guarantee any debt securities of another Person (other than guarantees under Seller Parent’s credit facility or the Senior Notes) or enter into any arrangement having the economic effect of any of the foregoing, or (B) make any loans, advances or capital contributions to any other Person (other than (x) cash management transactions between a member of the Company Group, on the one hand, and Seller Parent or one of its Subsidiaries, on the other hand, in the ordinary course of business and (y) loans, advances or capital contributions made by one member of the Company Group to another member of the Company Group);

(iv)amend the certificate of formation or operating agreement (or other comparable governing documents) of any member of the Company Group;

(v)enter into any Contract that would constitute a Material Contract (other than Contracts of the type described in Section 2.19(a)(v) or 2.19(a)(vii)) or a Contract requiring a novation or consent in connection with the transactions contemplated hereby, in each case, other than in the ordinary course of business, or violate, terminate, amend or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the material terms of any Material Contract;

(vi)enter into any Contract of the type described in Section 2.19(a)(v) with respect to which the Company Group reasonably expects to receive collected premiums in excess of $1,000,000 during the initial twelve-month period after the Closing Date;

(vii)enter into any Contract of the type described in Section 2.19(a)(vii) with respect to which the Company Group reasonably expects to place $10,000,000 in collected premiums during the initial twelve-month period after the Closing Date;

(viii)defer payment of any accounts payable other than in the ordinary course of business, or give any discount, accommodation or other concession other than in the ordinary course of business, in order to accelerate or induce the collection of any receivable, or take any other action or fail to take any other action (other than in the ordinary course of business) that has had, or could reasonably be expected to have, the effect of accelerating to pre-Closing periods payments from customers or others that would otherwise reasonably be expected to occur after the Closing;

(ix)grant any Encumbrance on any property or assets (whether tangible or intangible) of any member of the Company Group having a fair market value in excess of $1,000,000 in the aggregate for all such property and assets, other than Permitted Encumbrances;

(x)other than as required by Law or the terms of any existing applicable Benefit Plan (which Benefit Plan was previously made available to Purchaser), (A) adopt, enter into, terminate or amend, or grant any new entitlements under (including amending or increasing the benefits of existing participants under), any Benefit Plan, (B) other than in the ordinary course of business, increase the compensation or benefits (including fringe benefits) of, or pay any bonus to, any current or former employee, other service provider, director or officer of any member of the Company Group, (C)  pay any benefit to any current or former director or officer of any member of the Company Group not provided for under any Benefit Plan (other than customary director fees and expenses), (D) fund or secure the payment of compensation or benefits under any Benefit Plan, (E) completely or partially withdraw from any Benefit Plan that is a multiemployer plan or (F) enter into (or modify) any Contract or Benefit Plan providing for, or for the granting of, any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person;

(xi)(A) other than with respect to replacements for positions in existence on the date hereof, hire any employee or other service provider with annual base salary equal to or greater than $150,000, (B) terminate, other than for cause or due to death or disability, the employment or service of any employee or other service provider with an annual base salary or fees in excess of $150,000, or  (C) enter into, or extend the term of, any employment or consulting Contract with any Person (other than employment or consulting Contract providing for annual base salary of less than $100,000) or , increase in the salary, wage rate or fee, or other compensation for any employee or service provider whose annual base salary is equal to or greater than $150,000 other than as required by Law or the terms of any existing applicable Benefit Plan (which Benefit Plan was previously made available to Purchaser);

(xii)change the methods, principles or practices of accounting of any member of the Company Group, except (A) as required by Law, any Governmental Authority or changes in GAAP and (B) for any changes made with respect to Seller or its Affiliates (other than any change made only with respect to the Company Group);

(xiii)make, change or revoke any material Tax election, change any material method of accounting for Tax purposes, amend any Tax Return, agree to any assessment or proposed adjustment by any Taxing  Authority, enter into any closing agreement, surrender any right to refund, consent to any extension or waiver of a limitations period with respect to any Tax claim or assessment, or settle or compromise any material Tax Liability of any member of the Company Group, except for any election, change, amendment, agreement, consent or settlement or compromise made with respect to Seller or its Affiliates (other than any election, change, amendment, agreement, consent or settlement or compromise made only with respect to the Company Group);

(xiv)transfer, sell or otherwise dispose of, or lease or exclusively license, any property or assets of any member of the Company Group for which the aggregate consideration paid or payable (A) in any individual transaction is in excess of $500,000 or (B) in the aggregate is in excess of $2,000,000;

(xv)purchase or otherwise acquire (whether by merger or otherwise), or lease or license, any property or assets by any member of the Company Group for which the aggregate consideration paid or payable (A) in any individual transaction is in excess of $1,000,000 or (B) in the aggregate is in excess of $5,000,000;

(xvi)except as provided for in the Company Group’s 2018 budget, commit to any capital expenditures, capital additions or capital improvements in excess of $1,000,000 in the aggregate;

(xvii)materially change the amount of any insurance coverage, or fail to maintain in full force and effect any Insurance Policy, except for any policy replaced by a new or successor policy of substantially similar coverage;

(xviii)(A) commence a Proceeding other than in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of the Business (provided that it consults with Purchaser prior to the filing of such Proceeding) or (B) settle or agree to settle any pending or threatened Proceeding; in each case, other than (1) those settled by

Company’s insurer and which are fully insured, result in the full and general release of each member of the Company Group from all liabilities arising or relating to, or in connection with such matter and involve no finding or admission of any violation of Law or the rights of any Person or (2) any settlement that does not require a payment by the Company Group of an amount in excess of $300,000 and results in the full and general release of each member of the Company Group from all liabilities arising or relating to, or in connection with such matter and involves no finding or admission of any violation of Law or the rights of any Person;

(xix)enter into (A) any Real Property Lease, or amend or otherwise modify, terminate, cancel, extend or waive any material benefits under any Real Property Lease or any associated guarantee, letter of credit or other security agreement, or any material management, construction or ancillary agreement related to such Real Property Lease, (B) any material license, occupancy agreement or any material management, construction or ancillary agreement related thereto, or (C) any operating lease or any material leasing transaction of the type required to be capitalized in accordance with the Company Group’s prior accounting practices;

(xx)terminate, amend, fail to renew or preserve or fail to maintain in full force and effect any material Permit; or

(xxi)authorize any of, or commit or agree to take any of, the foregoing actions.

(c)Seller and the Company shall not take, and shall cause the members of the Company Group to not take, any action, following the time at which Closing Cash and Closing Debt are calculated as of for purposes of determining the Closing Payment and the Purchase Price hereunder, that would have the effect of changing the calculation of Closing Cash or Closing Debt if Closing Cash or Closing Debt, as applicable, were being calculated after the time such action was taken.

4.2	Efforts to Consummate

(a)Subject to the terms and conditions of this Agreement, each party shall use its commercially reasonable efforts to cause the Closing to occur and to cause the conditions set forth in ARTICLE VIII to be satisfied, including (i) defending against any Proceeding challenging this Agreement or the consummation of the transactions contemplated hereby and (ii) seeking to have any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Governmental Authority that is not yet final and non-appealable vacated or reversed; provided, however, that (A) no party shall be required to waive any of the conditions set forth in ARTICLE VIII and (B) no party shall be required to make any monetary expenditure, commence or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third Person.  Without limiting the foregoing, each party shall use its commercially reasonable efforts (subject to the provision in the immediately preceding sentence) to cause the Closing to occur, subject to the Marketing

Period, within sixty days after the date hereof.  For the avoidance of doubt, nothing contained in this Agreement shall be deemed to require Purchaser or any its Affiliates to agree to any action to: (i) dispose of, license or hold separate any assets, or otherwise take or commit to take any action that limits the freedom of action of Purchaser or any of its Affiliates with respect to, or their ability to retain, the Company or any of its Affiliates (or any of their respective businesses, product lines or assets) or Purchaser or any of its Affiliates (or any of their respective businesses, product lines or assets), or (ii) alter or restrict in any way the business or commercial practices, including any terms or conditions of any Contracts, of the Company or any of its Affiliates (or any of their respective businesses, product lines or assets) or Purchaser or any of its Affiliates (or any of their respective businesses, product lines or assets).

(b)In furtherance and not in limitation of the foregoing, until such times as all such agreements have been duly executed in final form, the parties shall, and shall cause their respective Affiliates, as necessary, to, negotiate in good faith regarding the form, terms and conditions of the Commercial Agreements, consistent with the term sheets set forth on Schedule D hereto; provided that, with respect to each Commercial Agreement, the term sheet regarding such Commercial Agreement set forth on Schedule D shall be deemed final and binding on the parties hereto (and the parties shall cause their respective Affiliates to perform their obligations in respect thereof) if and to the extent that such Commercial Agreement is not duly executed by Purchaser and Seller (or their applicable Affiliates) as of the Closing, and, following the Closing, Purchaser and Seller shall, and shall causes their respective Affiliates, as necessary, to, continue to negotiate in good faith and enter into a definitive agreement based on such binding term sheet. The parties shall also, and shall cause their respective Affiliates, as necessary, to, negotiate in good faith regarding the form, terms and conditions of any exhibits to the Separation Agreement, to the extent not finalized on or prior to date hereof.

(c)In furtherance and not in limitation of the foregoing, each of Seller and Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Antitrust Laws, Insurance Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, and to comply as promptly as practicable with all legal requirements which may be imposed on it with respect to this Agreement and the transactions contemplated hereby by any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Antitrust Laws (“Governmental Antitrust Authority”) and/or any Insurance Regulators with regulatory jurisdiction over enforcement of any applicable Insurance Laws (which actions shall include furnishing all information required by applicable Law in connection with approvals of or filings with any Governmental Antitrust Authority or Insurance Regulators), including the following:

(i)filing, or causing to be filed, (A) as promptly as practicable, but in no event later than ten (10) Business Days following the execution and delivery of this Agreement, any required notification and report forms under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice and (B) no later than ten (10) Business Days following the execution and delivery of this Agreement, with applicable Insurance Regulators, all documents, forms, filings, notifications or other submissions required under applicable Insurance Laws with respect to the transactions contemplated in this Agreement;

(ii)obtaining any consent, authorization, order or approval of, or any exemption by, any Governmental Antitrust Authority or Insurance Regulators required to be obtained or made by Seller, Purchaser or any of their respective Affiliates in connection with the transactions contemplated by this Agreement; and

(iii)securing clearance under all applicable Antitrust Laws (including the expiration or termination of any applicable waiting period under the HSR Act);

provided, however, that nothing in this Section 4.2(b) shall require any party to this Agreement or any of their respective Affiliates (including any member of the Company Group and any Affiliate of Purchaser) to make any monetary expenditure, commence or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third Person (other than consent fees specifically set forth in and required by any Material Contract, if any, which shall be paid by Seller in connection with the transaction contemplated hereby).

(d)Each of Seller and Purchaser shall furnish to the other such information reasonably necessary, and shall provide reasonable assistance as the other may reasonably request, in connection with its preparation of any filing or submission that is necessary under the HSR Act, any other Antitrust Laws, or any applicable Insurance Laws.  Seller and Purchaser shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, other Governmental Antitrust Authorities, and Insurance Regulators, and shall comply as promptly as practicable with any such inquiry or request.  Each of Seller and Purchaser agrees to instruct its respective counsel to cooperate with each other and use their respective commercially reasonable efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act, any other applicable Antitrust Laws, or any applicable Insurance Laws at the earliest practicable dates.  Said commercially reasonable efforts and cooperation shall include counsel’s undertaking (to the extent permitted by applicable Law and in each case regarding the transactions contemplated by this Agreement and without waiving attorney-client, work-product or any other applicable privilege) to (i) furnish to each other’s counsel such reasonably necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act, any other applicable Antitrust Laws, or any applicable Insurance Laws, and (ii) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written or oral communications explaining or defending this Agreement or any of the transactions contemplated hereby, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Antitrust Authority, Insurance Regulators or other Person.  None of Seller or Purchaser or any of their respective Affiliates or Representatives shall independently contact any Governmental Antitrust Authority or Insurance Regulators or participate in any meeting or discussion (or any other communication by any means) with any Governmental Antitrust Authority or Insurance Regulators in respect of any such filings, applications, investigation or other inquiry without giving, in the case of Purchaser and its Affiliates, Seller, and in the case of Seller and its Affiliates, Purchaser, where practicable, prior reasonable notice of the meeting or discussion, the opportunity to confer with each other regarding appropriate contacts with and responses to personnel of said Governmental Antitrust Authority or Insurance Regulator, the opportunity to review and comment on the contents of any representations (oral or otherwise) expected to be communicated at the meeting or discussion, and, to the extent permitted by the relevant Government Antitrust Authority (which, at the request of Purchaser or Seller, as applicable, shall be limited to outside antitrust counsel only) or Insurance Regulators, the opportunity to attend and participate at the meeting or discussion.  Each of Purchaser and Seller shall each pay for all of their respective costs and expenses incurred by either of them or any of its Affiliates (including any member of the Company Group) to comply with this Section 4.2(d); provided that the amount of any filing fees paid by Purchaser under the HSR Act or any applicable Insurance Laws shall be split equally between Purchaser and Seller.

(e)During the period from the date hereof and continuing until the earlier of the Closing and the termination of this Agreement pursuant to ARTICLE X in accordance with its terms, except with the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed) or any required filings or other actions set forth on Schedule 3.3(b), Purchaser and its Affiliates shall not do anything, including entering into any transaction (or making any antitrust or competition law filing in connection with such transaction), that could reasonably be expected to prevent or delay any filings or approvals required under the HSR Act, other applicable Antitrust Laws, or any applicable Insurance Laws.

(f)Without limiting the generality of this Section 4.2, on or prior to Closing, Purchaser shall obtain all consents, waivers, approvals and authorizations and make all notifications and filings (each as required by applicable Law) as set forth on Schedule 4.2(f). In furtherance of the foregoing, Purchaser and Seller shall make the filings with the Texas Department of Insurance relating to the approval of transactions contemplated hereby as promptly as practicable, but in any event prior to Closing.

(g)With regard to the consents set forth on Schedule 2.5(a) in respect of the Real Property Lease with Seller Parent as sublessee and the Superior Lease with respect thereto,  Purchaser shall, and shall cause its Affiliates, to reasonably cooperate with the Company, Seller and their Affiliates (including by providing all information reasonably requested with respect to the sub-sublessee’s business and financial standing and by executing any reasonably requested landlord and/or sublandlord acknowledgment or consent or similar document, but specifically excluding any requirement to provide any additional security, pay any fees or costs, or provide a guarantee or similar document, in each case, for the benefit of or as otherwise required by the counterparty to such Real Property Lease and Superior Lease) to secure such consents. With regard to the consent set forth on Schedule 2.5(a) in respect of the Real Property Lease with the Company as lessee, Seller shall, and shall cause its Affiliates, to reasonably cooperate with the Company, Purchaser and its Affiliates (including by providing all information reasonably requested with respect to the sublessee’s business and financial standing and by executing any reasonably requested landlord acknowledgment or consent or similar documents, but specifically excluding any requirement to provide any additional security, pay any fees or costs, or provide a guarantee or similar document, in each case, for the benefit of or as otherwise required by the counterparty to such Real Property Lease) to secure such consent.

(h)With regard to the Credit Agreement Amendment, Seller and Seller Parent shall use their reasonable best efforts to negotiate and obtain the Credit Agreement Amendment prior to the Credit Agreement Amendment Date.

4.3	Access to Information; Other Contacts

From and after the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, Seller shall, and shall cause the members of the Company Group to, afford to Purchaser, its Representatives and the Debt Financing Sources reasonable access, upon reasonable advance notice, during normal business hours to all the properties, books, Contracts, commitments, Tax Returns and records of Seller and its Affiliates (including the members of the Company Group), in each case, solely to the extent relating to the Business, and, during such period, shall furnish as promptly as practicable to Purchaser any information concerning the Business as Purchaser may reasonably request; provided, however, that (i) such access does not unreasonably disrupt the normal operations of Seller or any of its Affiliates (including any member of the Company Group), (ii) neither Seller nor any member of the Company Group is under any obligation to disclose to Purchaser, its Representatives or any Debt Financing Source any information the disclosure of which is restricted by Contract or applicable Law or would result in the waiver of any attorney-client, work-product or other applicable privilege (provided that the Seller shall, to the extent feasible and permitted by applicable law, provide notice that such information is being withheld on such basis and shall, to the extent feasible and permitted by applicable law, use commercially reasonable efforts to describe the applicable information), and (iii) Purchaser shall not conduct any invasive environmental sampling or analysis of the nature commonly referred to as a “Phase II Environmental Assessment”; provided, further, that Seller may designate certain portions of such information as being provided on an outside-counsel basis only.  All information provided to Purchaser and its Representatives pursuant to this Section 4.3 shall remain subject in all respects to the Confidentiality Agreement and to all applicable terms of this Agreement; provided that, for the avoidance of doubt, such information may be disclosed to the Debt Financing Sources to the extent subject to confidentiality obligations of such persons substantially consistent with those set forth in the Debt Commitment Letter (as in effect on the date hereof) or other customary market practice.

4.4	Confidentiality

(a)Purchaser acknowledges and agrees that all information being provided to it or any of its Affiliates or any of its or its Affiliates’ Representatives in connection with the consummation of the transactions contemplated hereby is being provided subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.  If this Agreement is, for any reason, terminated prior to the Closing, the terms of the Confidentiality Agreement incorporated herein, as well as the additional protections for NPI set forth in Section 4.4(d) shall continue in full force and effect.

(b)Effective upon, and only upon, the Closing, the obligations under the Confidentiality Agreement shall terminate except with respect to the provisions regarding disclosure and use of confidential information not related to the Business, which shall continue in accordance with the terms set forth in the Confidentiality Agreement.

(c)To the extent Purchaser accesses, receives, or otherwise obtains any NPI in connection with the consummation of the transaction contemplated by this Agreement, except to the extent any non-compliance would not have a Material Adverse Effect, Purchaser will use generally accepted industry practices to comply with all applicable Laws governing the privacy or security of NPI, including the Gramm-Leach-Bliley Act of 1999 (15 U.S.C. § 6801 et seq.) and its implementing statutes and regulations governing the privacy or security of certain NPI as well as the New York State Department of Financial Services Cybersecurity Regulation (23 N.Y.C.R.R. 500) and its provisions governing NPI, and will implement and maintain reasonable and appropriate administrative, technical, and physical safeguards, to the extent required by applicable Law.  Purchaser will not use or disclose any NPI it accesses, receives, or otherwise obtains prior to the Closing for any purpose not related to the consummation of this transaction, and if this Agreement is terminated for any reason prior to the Closing, Purchaser shall securely destroy all such NPI, consistent with the terms of the Confidentiality Agreement.

(d)Purchaser shall, and shall cause each of its Affiliates (including the members of the Company Group) and each of its and its Affiliates’ Representatives, to the extent any of them has any NPI or other nonpublic information (other than information relating solely to the Business) relating to Seller or any of its Affiliates (any such information, “Seller Information”), to, (i) treat such Seller Information strictly confidentially, (ii) not use such Seller Information for any purpose, and (iii) except as required to be maintained by Law, destroy all copies of such Seller Information and, at Seller’s request, such destruction shall be confirmed in writing by one of Purchaser’s authorized officers.

4.5	Publicity

The parties hereto shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby. No party shall, and no party shall permit its Affiliates or its or their Representatives to, issue any press release or otherwise make any public announcement concerning this Agreement or the transactions contemplated hereby without the prior written consent of Purchaser or Seller, as the case may be (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the press release or public announcement shall allow the other parties reasonable time to comment on such release or announcement in advance of such issuance.

4.6	Financing

(a)Subject to the terms and conditions of this Agreement, Purchaser shall use its commercially reasonable efforts, taking into account the timing of the Marketing Period, to obtain the Financing on the terms and conditions described in the Financing Letters and any related Fee Letter (including, as necessary, any “market flex” provisions contained in any related Fee Letter (and Purchaser shall not, and shall cause its Affiliates not to, object to the utilization of any such “market flex” provisions by the Debt Financing Sources)).  Purchaser shall not permit any termination, amendment, modification or supplement to be made or any waiver of any provision or remedy under the Equity Commitment Letter, without Seller’s prior written consent.  Purchaser shall not permit any amendment, modification or supplement to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter or any related Fee Letter (other than (x) a waiver of any closing conditions by Financing Source(s) or their agents or (y) to add additional financing sources, lead arrangers, bookrunners syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof) if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount, except as set forth in the “market flex” provisions existing on the date hereof) to an amount that would be insufficient to consummate the transactions contemplated by this Agreement and to pay related fees and expenses (unless Purchaser has arranged additional Equity Financing at least equal to the amount of such reduction and sufficient to complete the transactions contemplated by this Agreement and delivers commitment letters to Seller with respect to such additional Equity Financing on the same terms as the initial Equity Financing) or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing or other terms in a manner that would reasonably be expected to (A)  prevent or delay the Closing, or (B) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur; provided that Purchaser shall have the right to substitute other debt financing (but not equity financing) for all or any portion of the Debt Financing contemplated by the Debt Commitment Letter from the same and/or alternative financing sources; provided, further, that such substitution shall not (1) reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount (except as set forth in any applicable “market flex” provisions)) to an amount that would be insufficient to consummate the transactions contemplated by this Agreement and to pay related fees and expenses or (2) impose new or additional conditions or other terms in a manner that are more onerous that those conditions set forth in the Debt Commitment Letter and would reasonably be expected to (A) delay or prevent the Closing, or (B) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur.  Any reference in this Agreement to (x) “Financing,” “Equity Financing” and “Debt Financing” shall include the financing contemplated by the Financing Letters as amended or modified in compliance with this Section 4.6 and (y) “Financing Letters,” “Equity Commitment Letter,” “Fee Letter” and “Debt Commitment Letter” shall include such documents as amended, supplemented, modified, replaced or substituted in compliance with this Section 4.6.

(b)Purchaser shall use its commercially reasonable efforts (i) to maintain in effect the Financing Letters in accordance with the terms and subject to the conditions thereof, (ii) to negotiate and enter into all definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions set forth in the Debt Commitment Letter and any related Fee Letter (including, as necessary, the “market flex” provisions contained in any related Fee Letter) or, if available, on other terms that are acceptable to Purchaser not any less favorable in any material respect to Purchaser than the terms set forth in the Debt Commitment Letter and any related Fee Letter and would not adversely affect the ability of Purchaser to consummate the transactions contemplated herein, (iii) to satisfy on a timely basis all conditions to such definitive agreements that are applicable to Purchaser that are within its control and consummate the Financing at or prior to the Closing, (iv) consummate the Financing at or prior to the Closing if the conditions to the availability of the Debt Financing have been satisfied (or waived in accordance with the terms and provisions of the Debt Commitment Letter and such definitive agreements, as applicable) and (v) to comply with its obligations under the Financing Letters and any related Fee Letter.  Purchaser shall keep the

Company and Seller reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and, provide to the Company and Seller draft and executed copies of all material definitive documents related to the Debt Financing, in each case including redactions relating to fee amounts, “market flex” provisions, pricing caps and other terms customarily redacted in connection with acquisitions of this type.  Without limiting the generality of the foregoing, Purchaser shall give the Company and Seller prompt written notice (and in any event within three Business Days) (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any Financing Letters, Fee Letter or any other definitive document related to the Financing of which Purchaser becomes aware, in each case, that could impact the funding or closing of the Financing, (B) of the receipt by Purchaser of any written notice or other communication from any Financing source with respect to any (1) breach, default, termination or repudiation by any party to any Financing Letters, any Fee Letter or any other definitive document related to the Financing of any provisions of the Financing Letters, Fee Letter or any other definitive document related to the Financing or (2) dispute or disagreement between or among any parties to any Financing Letters, any Fee Letter or any other definitive document related to the Financing, in each case, that could impact the funding or closing of the Financing, and (C) if for any reason Purchaser believes in good faith that it may not be able to obtain on a timely basis all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters or the definitive documents related to the Financing in any manner which impairs, delays or prevents the consummation of the transactions contemplated by this Agreement.  As soon as reasonably practicable, but in any event within three Business Days of the date the Company or Seller delivers Purchaser a written request, Purchaser shall provide any information reasonably requested by the Company or Seller relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence.

(c)Purchaser shall use commercially reasonable efforts to cause the lenders and any other Persons providing Financing to fund on the Closing Date the Financing required to consummate the transactions contemplated by this Agreement and the other transactions contemplated by the Financing Letters if all conditions to Closing set forth in ARTICLE VIII are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) and if the conditions to the availability of the Financing, including the conditions precedent set forth in the Debt Commitment Letter, have been satisfied (or waived in accordance with the terms and provisions of the Financing Letters and such definitive agreements, as applicable); provided, however, that Purchaser shall not be required to commence or pursue litigation (and it being understood Seller and the Company Group do not have the right to compel Purchaser to commence or pursue litigation, to enforce the obligations of parties to fund the Equity Financing or the lenders to fund the Debt Financing).

(d)If the Debt Commitment Letter shall be terminated or if any portion of the Debt Financing necessary to consummate the transactions contemplated by this Agreement becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (other than as a result of obtaining substitute debt financing in accordance with Section 4.6(a)), Purchaser shall use its commercially efforts to arrange promptly to obtain alternative financing from the same or alternative sources on terms and conditions not materially less favorable to the Purchaser and the Company Group than those set forth in the Debt Commitment Letter and the related Fee Letter and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”), in an amount sufficient to consummate the transactions contemplated hereby and perform all of its obligations hereunder on terms and conditions that are not materially less favorable in the aggregate to Purchaser (as determined by Purchaser in good faith) than those set forth in the Debt Commitment Letter, and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”), which shall replace the existing Debt Commitment Letter, a true and complete copy of which (together with any related fee or other letter, which may be redacted as to fee amounts and other customary commercial terms) shall be promptly provided to the Company.  In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter that is not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letter to the extent then in effect and (iii) any reference in this Agreement to “Fee Letter” shall be deemed to include any fee or other letter relating to the Debt Commitment Letter that are not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letter to the extent then in effect.

4.7	Financing Cooperation

(a)Prior to the Closing, subject to the Debt Financing Sources or other prospective lenders being subject to obligations of confidentiality with the Company on customary terms for syndicated lending transactions, the Company shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause each of the members of the Company Group to and each of its and their respective Representatives, at Purchaser’s sole cost and expense, provide to Purchaser such cooperation as is reasonably requested by Purchaser in connection with the arrangement, syndication and consummation of the Debt Financing contemplated by the Debt Commitment Letter, including:

(i)assisting with the preparation of any offering documents, prospectus, syndication documents and materials, including confidential information memorandum, private placement memoranda, offering memoranda, lender and investor presentations, bank information memoranda, rating agency materials and similar documents contemplated therein and other customary marketing materials for prospective lenders as reasonably requested by Purchaser (collectively, the “Offering Documentation”); provided that any such document and rating agency presentations may contain disclosure and financial statements reflecting the Company as the obligor only following the Closing;

(ii)making the Company’s executive officers, representatives and advisors available to assist the Debt Financing Sources, and otherwise reasonably cooperating in connection with the consummation of the Debt Financing, including participating in a customary and reasonable number of meetings and conference calls (including customary one-on-one meetings with the parties acting as agents, lead arrangers, lead bookrunners for the Debt Financing and senior management and the employees, investment bankers, attorneys, accountants and other Representatives of the Company), drafting sessions, due diligence sessions, rating agency presentations and road shows;

(iii)furnishing Purchaser as promptly as reasonably practicable with financial and other pertinent information regarding the Company Group as may be reasonably requested by Purchaser or as otherwise reasonably required by its Debt Financing Sources;

(iv)providing customary authorization letters and confirmations to the Debt Financing Sources under the Debt Commitment Letter authorizing the distribution of information to other prospective lenders and containing customary representations to the lenders under the Debt Commitment Letter;

(v)furnishing to the Purchaser and the Debt Financing Sources at least three (3) Business Days prior to the Closing Date all requested, to the extent Company receives such requests at least ten (10) Business Days prior to the Closing Date, beneficial ownership certificates and all documentation and other information with respect to the Company and its Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations and other applicable Laws, including, without limitation, the PATRIOT Act;

(vi)obtaining payoff letters, lien releases and guarantee releases, in each case, which are required as conditions precedent to the Debt Financing under the Debt Commitment Letter or the definitive agreement related thereto, with evidence of such payoff and release, as applicable, in a form reasonably satisfactory to Purchaser and reasonably satisfactory to its Debt Financing Sources;

(vii)executing and delivering any credit agreement, pledge and security documents, supplemental indenture, currency or interest hedging arrangements, other definitive financing documents, or other certificates, schedule information or documents with respect to the Debt Financing contemplated by the Debt Commitment Letter as may be reasonably requested by Purchaser (including customary consents of accountants for use of their reports in any materials relating to the Debt Financing) or otherwise reasonably facilitating the pledging of collateral and satisfying any conditions applicable to Purchaser in respect of the Debt Financing;

(viii)furnishing Purchaser and its sources of the Debt Financing Sources as promptly as practicable with all historical financial statements and financial information and other data required to be delivered pursuant to paragraph 4 of Exhibit B to the Debt Commitment Letter (as in effect on that date hereof);

(ix)using commercially reasonable efforts to cooperate with Purchaser in Purchaser’s efforts to obtain accountants’ comfort letters, audit reports, consents, legal opinions, surveys and title insurance and other financial information for inclusion in any Offering Documentation, as reasonably requested by Purchaser;

(x)obtaining waivers, consents, estoppels, approvals, authorizations and instruments which may be requested by Purchaser in each case to the extent required as conditions precedent to the Debt Financing under the Debt Commitment Letter or the definitive agreements related thereto;

(xi)reasonably cooperating with the Debt Financing Sources to ensure that the syndication efforts benefit from the Company’s existing lending and investment banking relationships; and

(xii)taking all actions reasonably requested by Purchaser and necessary to (A) permit the prospective lenders involved in the Debt Financing to evaluate the Company Group’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable, and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing.

provided that (1) nothing herein shall require such cooperation to the extent it would require the Company or its Affiliates to waive or amend any terms of this Agreement or to agree to pay any fees, reimburse any expenses or give any indemnities prior to the Closing for which it has not received prior reimbursement by or on behalf of Purchaser, or to give any indemnities or incur any liabilities other than reimbursements and liabilities of the Company Group that are effective only after the Closing, (2) nothing herein shall require such cooperation from the Company or its Affiliates to the extent it would unreasonably interfere with the day-to-day operations of the Company or its Affiliates, (3) no action, liability or obligation of the members of the Company Group under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than the authorization letters referred to above) shall be effective until after the Closing, (4) neither the Company nor any of its Affiliates shall be required to issue any offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in relation to the Debt Financing, but such documents may contain disclosure and financial statements reflecting the Company as the obligor following the Closing (provided that the Company shall assist Purchaser in preparing any of the foregoing pursuant to the preceding provisions), and (5) no action will be required that would (I) cause any director, officer or employee of the Company Group to incur personal liability or (II) require the Company Group to provide access to, or disclose information that would reasonably be expected to result in the waiver of, any attorney-client, work product or other applicable privilege or protection (provided that, to the extent feasible and permitted by applicable law, the Seller shall provide notice that such access or information is being withheld on such basis and shall, to the extent feasible and permitted by applicable law, use commercially reasonable efforts to describe any information withheld on such basis in a manner that would not result in the waiver of any such attorney-client, work-product or other applicable privilege protection).

(b)Purchaser shall promptly, upon request by the Company or Seller, reimburse the Company or Seller for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company, Seller or any of their respective Affiliates or Representatives solely in connection with the cooperation of the Company and the other members of the Company Group contemplated by this Section 4.7, and the foregoing obligations shall survive termination of this Agreement.

(c)Purchaser shall indemnify the Company, Seller and each of their respective Affiliates and their respective Representatives, each in their capacity as such, from, against and in respect of any losses imposed on, sustained, incurred or suffered by, or asserted against, any of them, whether in respect of third-party claims, direct claims or otherwise, directly or indirectly relating to, arising out of or resulting from the Company’s obligations under this Section 4.7 to the fullest extent permitted by applicable Law, and the foregoing obligations shall survive termination of this Agreement, except for any of the foregoing to the extent the same (i) is the result of Fraud, bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by or on behalf of, the Company, Seller or their respective Representatives or Affiliates in connection with this Agreement or the transactions contemplated hereby or (ii) arises from information furnished by or on behalf of the Company or Seller, including the Financial Statements. Such indemnification shall be subject to the procedures set forth in ARTICLE IX (whether or not the Closing occurs and disregarding the fact that the procedures set forth in ARTICLE IX are intended to be applicable only from and after the Closing).

(d)In no event shall either the Company or any of its Affiliates be in breach of this Agreement because of the failure by the Company to deliver, after use of its commercially reasonable efforts to do so, any financial or other information that is not currently readily available to the Company on the date hereof or is not otherwise prepared in the ordinary course of its business at the time requested by Purchaser or for failure to obtain, after use of its commercially reasonable efforts to do so, any review of any financial or other information by its accountants.

4.8	Directors’ and Officers’ Indemnification and Insurance

(a)For a period of not less than six (6) years from and after the Closing Date, the organizational documents of each member of the Company Group shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of current or former directors and officers (or a Person serving in a similar capacity) of any member of the Company Group (the “D&O Indemnified Parties”) than are set forth in their respective organizational documents as of the date hereof; provided that such indemnification obligations are (i) secondary to any coverage that is available to the D&O Indemnified Parties under Seller Parent’s or any of its Affiliates’ bylaws, charter or other organizational documents (or in any indemnification or similar agreement with any such Person) and (ii) net of the amount of any insurance recovery.  Any indemnification agreements between a member of the Company Group and the D&O Indemnified Parties in existence on the date of this Agreement (to the extent disclosed on the Disclosure Schedule) shall remain effective, without any further action, and shall survive the Closing and continue in full force and effect in accordance with their terms.  Under no circumstances shall Purchaser or any member of the Company Group be obligated to indemnify any D&O Indemnified Party for any claims made by Seller against any of them following the Closing in respect of any matter, fact, issue or circumstance arising on or prior, or in respect of any period prior, to the Closing.

(b)If Purchaser or the Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Purchaser or the Company, as the case may be, shall assume all of the obligations of Purchaser or the Company, as applicable, set forth in this Section 4.8.

(c)The provisions of this Section 4.8 are intended to be for the benefit of, and will be enforceable by, the D&O Indemnified Parties, and each such Person’s heirs, legatees, representatives, successors and assigns, and shall be binding on all successors and assigns of Purchaser and the Company.

4.9	Reorganization

Prior to the Closing, and subject to the satisfaction of all of the conditions set forth in Sections 8.1 and 8.2, Seller shall, and shall cause its Affiliates (including the members of the Company Group) to, complete the transactions set forth in the Separation Agreement required to be completed at or prior to the Separation Time (as defined in the Separation Agreement), in accordance with the terms and subject to the conditions set forth therein.  From and after the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates (including, in the case of Purchaser, the members of the Company Group) to, complete, in all material respects, the transactions set forth in the Separation Agreement that have not been completed at or prior to the Separation Time.  Notwithstanding anything to the contrary herein, in no event shall the implementation or completion of the Reorganization be deemed a breach or violation of any provision of this Agreement.

4.10	Replacement of Seller Guarantees and Surety Bonds

(a)Seller, Purchaser and the Company shall cooperate and shall use their respective commercially reasonable efforts to, effective as of the Closing Date, (i) terminate all surety bonds, performance bonds, guarantees, letters of credit and other credit and credit support arrangements and similar instruments issued for the benefit of the Business or any member of the Company Group and set forth on Schedule 4.10(a)(i) (collectively, the “Surety Bonds”) and all Liabilities of Seller and its Affiliates (other than the members of the Company Group) under or in respect of such Surety Bonds (including, under any indemnity or other agreements associated therewith) or under any Contract set forth on Schedule 4.10(a)(i) (collectively, the “Seller Guarantees”), (ii) cause Purchaser or one or more of its Affiliates to (A) have surety bonds, performance bonds, guarantees, letters of credit or other credit or credit support arrangements or similar instruments (and any necessary collateral, indemnity or other agreements associated therewith) issued on behalf of Purchaser or one of its Affiliates in replacement of all Surety Bonds (and all collateral, indemnity or other arrangements) and (B) be substituted in all respects for Seller and any Affiliate of Seller that is not a member of the Company Group in respect of all Liabilities of Seller and its Affiliates (other than the members of the Company Group ) under each of the Seller Guarantees (collectively, (A) and (B) the “Purchaser Replacement Arrangements”) and (iii) cause all relevant parties to completely and unconditionally release Seller and its Affiliates from all Liabilities under each such Surety Bond and/or Seller Guarantee.

(b)In the event that, as of the Closing, Purchaser is not able to obtain Purchaser Replacement Arrangements or the parties are not successful in obtaining the complete and unconditional release of all Liabilities of Seller and its Affiliates (other than the members of the Company Group) under any Seller Guarantee or Surety Bond, then (i) at the Closing, Purchaser shall deliver to Seller and its Affiliates a fully-executed letter of credit or first demand guarantee from a nationally recognized bank, in form and substance reasonably satisfactory to Seller, issued for the benefit of Seller and its Affiliates and guaranteeing any such Seller Guarantee or Surety Bond not released prior to or on the Closing Date, which may be drawn upon by Seller and/or its Affiliates in the event that Purchaser fails to reimburse or otherwise indemnify Seller for any Liabilities incurred in connection with or otherwise arising out of such Seller Guarantee or Surety Bond, (ii) Purchaser shall use commercially reasonable efforts after the Closing to (A) replace any outstanding Surety Bonds with surety bonds, performance bonds, guarantees, letters of credit or other credit or credit support arrangements or similar instruments (and any necessary collateral, indemnity or other agreements associated therewith) issued on behalf of Purchaser or one of its Affiliates and (B) relieve and release Seller and its Affiliates of any Liabilities and obligations under any Seller Guarantee under which Purchaser or one or more of its Affiliates have not been substituted in all respects for Seller or any of its Affiliates as of the Closing Date and (iii) Purchaser shall not permit any of its Affiliates (including the members of the Company Group following the Closing) to (A) renew or extend the term of or (B) increase the obligations under, or transfer to another Person, any Liability for which Seller or any of its Affiliates (other than the members of the Company Group) is, or would reasonably be expected to be, liable under any such outstanding Surety Bond or Seller Guarantee.

(c)From and after the Closing, Purchaser shall, and shall cause the members of the Company Group to, indemnify, defend and hold harmless, Seller and its Affiliates against any Liabilities incurred following the Closing in connection with any Surety Bond or Seller Guarantee.  Seller shall, upon Purchaser’s request, reasonably assist Purchaser in connection with Purchaser’s replacement of such Surety Bonds and Seller Guarantees.

4.11	Cash Sweep of Company Group Bank Accounts; Inter-Company Accounts

Notwithstanding anything to the contrary herein, at any time prior to the Closing, (a) Seller Topco and its Subsidiaries shall be permitted to engage in cash management activities commonly referred to as a “cash sweep”, pursuant to which Seller Topco or any of its Subsidiaries may transfer any or all of the funds from the bank accounts of any or all of the members of the Company Group to any bank account or accounts controlled by Seller Topco or any of its Subsidiaries outside of the Company Group, so long as at the Closing, the Company Group has title to the operating accounts containing an amount of cash, in the aggregate, of not less than $500,000 and not more than $1,000,000 (which cash, for the avoidance of doubt, shall be included in the calculation of the Closing Cash) and (b) all inter-company accounts, whether payables or receivables, between Seller Topco or any of its Subsidiaries (other than any member of the Company Group), on the one hand, and any member of the Company Group, on the other hand, as of the Closing shall be eliminated (by way of capital contribution, cash settlement or as otherwise determined by Seller in its sole discretion). For the avoidance of doubt, any funds transferred from any such Company Group bank account pursuant to this Section 4.11 outside of the Company Group shall not be included in the calculation of Closing Cash.

4.12	Trademark Phase-Out and Limited License

(a)No later than thirty days after the Closing, Purchaser shall, or shall cause the applicable member of the Company Group to, submit all necessary and appropriate requests with the Secretary of State of the State of Delaware and all other applicable governmental agencies to amend the company name of each applicable member of the Company Group, and any Permits, including any Insurance Permits, held by such member to remove the trademark “Affinion”, regardless of whether alone or in combination with other words or symbols, and regardless of whether registered or unregistered, (the “Transitionally Licensed Mark”) in connection with the transition to an alternative, different name for such member of the Company Group.  No later than the earlier of (x) the six month anniversary of the Closing Date and (y) thirty days after the date on which Purchaser shall have received all necessary approvals from the applicable government agencies to permit the removal of the Transitionally Licensed Mark from the Company name of each member of the Company Group, Purchaser shall (i) remove, delete, and/or destroy all references to the Transitionally Licensed Mark appearing on any business, marketing, advertising, or other materials of each member of the Company Group or any of their Affiliates, including any Internet or electronic use; (ii) permanently cease all use of the Transitionally Licensed Mark in any communication in any media or with partners, vendors, customers, or prospective partners, vendors or customers, including websites, e-mails, brochures, print and electronic media, and on any materials used by any member of the Company Group or related to the Business; and (iii) transition to an alternative name, which does not contain any of the Transitionally Licensed Mark or any colorable imitations thereof.  The foregoing period of obtaining governmental approvals and completing the transition to an alternative name shall be the “Phase-Out Period”; provided that the Phase-Out Period shall be extended for a period of ninety (90) days if Purchaser provides written notice of an extension request to Seller prior to the expiration of the Phase-Out Period.  Purchaser shall, within ten days from the expiration of the Phase-Out Period, certify in writing by an officer or director that it is in full compliance with the foregoing obligations and commitments.  Purchaser shall take such other actions as may reasonably be requested by Seller to ensure that it is in compliance with its obligations under this Section 4.12.  Notwithstanding the foregoing, Purchaser shall not be required to remove or delete references to the Transitionally Licensed Mark in historical documents/records or any similar materials that are being maintained solely for record-keeping purposes.

(b)As required by applicable Law, Purchaser shall make all required notifications and filings to inform applicable governmental agencies, vendors, contractors and customers of the name changes described in Section 4.12(a).

(c)Promptly after Closing and the name changes described in Section 4.12(a), Purchaser shall use its commercially reasonable efforts to work with insurers who offer insurance that is issued or sold by any member of the Company Group to secure new or revised producer appointments as required by applicable governmental agencies pursuant to applicable Insurance Laws.

(d)All use of the Transitionally Licensed Mark by the Company Group during the Phase-Out Period shall be, at all times, subject to Seller’s reasonable direction and quality control, which shall be subject to Seller’s sole discretion.  If at any time, Seller determines that the use of the Transitionally Licensed Mark by any member of the Company Group falls short of Seller’s quality standards, Purchaser shall immediately correct any such deficient use to Seller’s satisfaction.  Except as expressly provided herein, no other rights or interest in the Transitionally Licensed Mark and name is granted to the Company Group or Purchaser.  Seller shall always be the sole and exclusive owner of all right and title in the Transitionally Licensed Mark and name.  All use of the Transitionally Licensed Mark by the Company Group after the Closing Date shall inure to the sole and exclusive benefit of Seller.

4.13	Insurance

(a)With respect to acts, omissions, events or circumstances relating to the members of the Company Group or the Business that occurred or existed prior to the Closing that are covered by occurrence-based Insurance Policies under which a member of the Company Group is a named insured on or prior to Closing, such member of the Company Group may, at its sole option, make claims under such occurrence-based Insurance Policies subject to the terms and conditions of such occurrence-based Insurance Policies, to the extent such coverage and limits are available; provided, that such member of the Company Group: (i) shall notify Seller in writing of all such covered claims; and (ii) shall exclusively bear, and neither Seller nor any of its Affiliates shall have any obligation to repay or reimburse Purchaser or any member of the Company Group for, the amount of any deductibles or self-insured retentions associated with claims under such occurrence-based policies and shall be liable for all uninsured, uncovered, unavailable or uncollectible amounts of such claims.

(b)For the avoidance of doubt, from and after the Closing, neither Purchaser nor any member of the Company Group shall make claims or seek coverage under any of the claims-made insurance policies provided to the Company Group by third parties or by Seller or any of its Affiliates.

(c)The parties hereto agree to exercise good faith and use reasonable efforts with respect to the pursuit of coverage for any claim submitted under any of the occurrence-based Insurance Policies.  Purchaser shall cause each member of the Company Group to cooperate with Seller and its Affiliates and share such information as is reasonably necessary in order to permit Seller and its Affiliates to manage and conduct their insurance matters as Seller or such Affiliate(s) deem appropriate.

4.14	Termination of Related Party Agreements

Except for this Agreement, the Related Documents, the Insurance Contracts, the Retained Business Contracts and the Shared Contracts, at or prior to the Closing, all Contracts, written or oral, between any member of the Company Group, on the one hand, and Seller Topco or any of its Subsidiaries (other than any of the members of the Company Group), on the other hand, shall be terminated without any further force and effect, and there shall be no further Liabilities or obligations of any of the relevant parties thereunder.

4.15	Exclusivity

None of Seller, Seller Parent or the Company shall (and Seller, Seller Parent and the Company shall cause their respective Subsidiaries and Seller Parent shall cause Seller Topco, and shall instruct their and their respective Subsidiaries’, Seller Parent’s and Seller Topco’s officers, directors, managers, employees, agents, consultants, financial advisors, accountants, legal counsel and other Representatives not to), directly or indirectly, (a) submit, solicit, initiate, knowingly encourage or discuss any proposal or offer from any Person (other than Purchaser in connection with the transactions contemplated hereby) or enter into any agreement or accept any offer relating to or consummate any (i) reorganization, liquidation, dissolution or recapitalization of the Company or any member of the Company Group, (ii) merger or consolidation involving the Company or any member of the Company Group, (iii) purchase or sale of all or substantially all of the assets or Interests (or any rights to acquire, or securities convertible into or exchangeable for, any such Interests) of the Company or any member of the Company Group, or (iv) similar transaction or business combination involving the Company or any member of the Company Group or their businesses or assets (each of the foregoing transactions described in clauses (i) through (iv), a “Company Transaction”) or (b) furnish any information (other than to inform such person of the restrictions of this Section 4.15) with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Purchaser) to do or seek to do any of the foregoing.  Seller and the Company agree to notify Purchaser promptly if any Person makes any proposal, offer, inquiry or contact with respect to a Company Transaction.  With respect to the Persons with whom discussions or negotiations have been terminated, Seller and the Company shall use commercially reasonable efforts to obtain the return or destruction of, in accordance with the terms of an applicable confidentiality agreement, any confidential information previously furnished to any such Person by Seller, the Company Group or any of their respective Representatives. Notwithstanding anything to the contrary herein, this Section 4.15 shall not prohibit Seller, Seller Topco, any of their respective Representatives and/or Seller’s and Seller Topco’s Affiliates from taking any of the following actions, or otherwise limit their ability to (a) initiate, solicit, knowingly encourage, provide information or engage in discussions or negotiations regarding (1) any debt refinancing or debt recapitalization of Seller Topco or Seller Parent, (2) any debt recapitalization transaction (including, without limitation any securitization, spin-off, debt allocation or other similar transaction) of the insurance business of Seller Parent, to the extent such transaction would not prohibit or materially interfere with the transactions contemplated by this Agreement and the Related Documents, (3) any transaction for all or substantially all of the assets or equity of Seller Topco or Seller Parent, (b) take any action required by them under applicable securities Laws or applicable exchange or market rules or regulations, or (c) take any action reasonably determined by them to be necessary for their respective officers, managers and/or boards of directors to comply with any applicable fiduciary duties; provided that Seller and Seller Parent acknowledge and agree that any action taken pursuant to this sentence may only be taken subject to the terms of this Agreement and shall not modify any party's obligations under this Agreement.

4.16	Notice of Prospective Breach

(a)From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Purchaser shall, promptly after obtaining actual knowledge thereof, notify Seller in writing of (i) any representation or warranty made by Purchaser in this Agreement being untrue or inaccurate or (ii) any failure of Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement.

(b)From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller and the Company shall notify Purchaser in writing with respect to (i) any fact, matter or circumstance Seller or the Company learns of and that is required to make any representation or warranty set forth in ARTICLE II true and complete as of the date of such notice, or (ii) any failure of Seller or any member of the Company Group to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement.

(c)For the avoidance of doubt, (i) no disclosure by any party pursuant to this Section 4.16 shall be deemed to (A) amend or supplement the Disclosure Schedules delivered on the date hereof, (B) affect or limit the termination rights of the parties set forth in ARTICLE X, (C) be taken into consideration for purposes of determining whether the conditions set forth in ARTICLE VIII have been satisfied, or (D) affect or limit the indemnification obligations of any Indemnifying Party under ARTICLE IX, except that, if (1) Purchaser asserts in writing that Purchaser has the right to terminate this Agreement pursuant to Section 10.1 as the result of a breach of any representation or warranty made by Seller in this Agreement, (2) Seller thereafter admits in writing that Purchaser has the right to terminate this Agreement pursuant to Section 10.1 as the result of a breach of any representation or warranty made by Seller in this Agreement and (3) notwithstanding any such breach by Seller and corresponding right of termination in favor of Purchaser pursuant to Section 10.1, Purchaser consummates the transactions contemplated by this Agreement, then Purchaser shall be deemed to have waived any rights to indemnification with respect to the specific matter identified in such notice, and (ii) the failure of either party to deliver a notice contemplated by Section 4.16(a)(i) or 4.16(b)(i) shall not create a separate right to indemnification pursuant to Section 9.2(b) or Section 9.3(b), as applicable, and any claim hereunder with respect to facts or circumstances underlying such notice obligation shall be limited to Section 9.2(a) or Section 9.3(a), as applicable.

4.17	Insurance Association Compliance

Seller, Seller Parent, and Purchaser shall use their commercially reasonable efforts to maintain the structure of and govern Financial Services Association such that it continues to qualify as a bona fide association until the tenth anniversary of the Closing Date; provided, that such obligation shall renew annually for an additional one-year term on each anniversary of the Closing Date after the tenth anniversary, unless either Purchaser or Seller has provided written notice to the other, not less than 180 days prior to such renewal date, that it desires to cease cooperation with respect to such association.

4.18	Certain Prohibited Transactions

Purchaser shall not permit the representation and warranty set forth in Section 3.9 to be inaccurate at any time prior to or at the Closing, for such purpose, disregarding the phrase “as of the date hereof” therein.

4.19	Certain Payments

In the event the Company collects any amount in connection with the matter set forth on Schedule 4.19, such proceeds shall be paid over to Seller promptly, and in any event, within 10 Business Days after such collection; provided that Purchaser shall be entitled to set-off any amount paid by Purchaser to the other party to such matter pursuant to the agreement set forth in Schedule 4.19,  against any amounts to be turned over to Seller prior to paying any such amounts over to Seller.

4.20	Release

Effective as of the Closing, (a) each of Seller and Seller Parent (on their own behalf and on behalf of their Affiliates, including Seller Topco and its Subsidiaries) hereby irrevocably waives, releases, remises and forever discharges any and all rights and claims that it or any of its Affiliates has had, now has or might have against any member of the Company Group, except for rights and claims arising following the Closing under this Agreement and the Related Documents and (b) the Company hereby irrevocably waives, releases, remises and forever discharges (on its own behalf and on behalf of the other members of the Company Group) any and all rights and claims that it or any member of the Company Group has had, now has or might have against Seller or any of its Affiliates, except for rights and claims arising following the Closing under this Agreement and the Related Documents.

ARTICLE V
TAX MATTERS

5.1	Tax Returns; Refunds

(a)Seller shall cause Seller Parent to timely prepare and file or cause to be timely prepared and filed with the appropriate Tax Authorities all consolidated, combined, aggregate or unitary income Tax Returns required to be filed by Seller Parent or any of its Affiliates (other than any member of the Company Group) with respect to any member of the Company Group, as applicable, with respect to any taxable period (or portion thereof) ending on or prior to the Closing Date (such Tax Returns, “Consolidated Tax Returns”), and shall pay all Taxes shown as due on such Tax Returns (unless such Taxes are otherwise taken into account under this Agreement as a reduction in Purchase Price).  Purchaser shall timely (in the case of Tax Returns first coming due not less than five (5) days after Closing in the case of Tax Returns other than income Tax Returns and not less than thirty (30) days following Closing in the case of income Tax Returns) prepare and file or cause to be timely (in the case of Tax Returns first coming due not less than five (5) days after Closing in the case of Tax Returns other than income Tax Returns and not less than thirty (30) days following Closing in the case of income Tax Returns) prepared and filed with the appropriate Tax Authorities all other Tax Returns required to be filed with respect to any member of the Company Group (excluding for the avoidance of doubt any Consolidated Tax Returns) as applicable.  All Tax Returns of a member of the Company Group prepared by Purchaser with respect to a Tax period beginning on or prior to the Closing Date shall be prepared on a basis consistent with past practice and prior Tax reporting positions (except as otherwise required by applicable Law), and Purchaser shall provide Seller, at least 30 calendar days prior to the applicable deadline for filing any such Tax Return, a copy of any such income Tax Return of any member of the Company Group prepared by Purchaser in respect of a Tax period beginning on or prior to the Closing Date for Seller’s review and comment.  Purchaser shall take all reasonable comments provided by Seller a reasonable time prior to the due date of the relevant income Tax Return.

(b)Any refunds, rebates or credits of Taxes paid attributable to Pre-Closing Tax Periods of a member of the Company Group (including, under the principles of Section 5.3, the portion ending at the close of the Closing Date of any Straddle Period), and received after Closing by a member of the Company Group, whether in cash or by application against a liability in respect of which Seller would not have an indemnity obligation hereunder (as determined without regard to the limitations in Sections 9.4, 9.5 and 9.6), plus any interest received with respect thereto from an applicable Tax Authority (and including refunds, rebates or credits arising by reason of amended Tax Returns filed after the Closing Date), shall be for the account of Seller Parent and shall be paid (or caused to be paid) by Purchaser to Seller Parent within ten Business Days of the earlier of (x) receipt of a payment of such refund, rebate or credit or (y) application of such refund, rebate or credit against a Liability of Purchaser or any member of the Company Group for Taxes; provided, however, that (i) the amount paid by Purchaser shall be reduced by the amount of any Taxes imposed upon Purchaser or any member of the Company Group as a result of such refund, rebate or credit and by the amount of any expenses incurred by Purchaser or any member of the Company Group in connection with obtaining such refund, rebate or credit and (ii) no payment shall be made to Seller Parent in connection with any refund, rebate or credit to the extent that (A) the refund, rebate or credit is attributable to a carryback of a Tax item arising after Closing, (B)  the refund, rebate or credit is attributable to a Tax item of Purchaser or any of its Affiliates (other than a member of the Company Group), (C) the refund, rebate or credit is attributable to a payment made by Purchaser or a member of the Company Group on or after the Closing Date (to the extent in excess of the indemnity payment, if any, made by Seller in respect of such payment) or (D) the right to such refund, credit or rebate was taken into account in determining, and increased, Closing Net Working Capital.  Purchaser shall, if reasonably requested by Seller, file for, or cause to be filed for, and use commercially reasonable efforts to obtain any refund to which Seller is entitled under this Section 5.1(b).  Any refund, rebate or credit of Taxes of any member of the Company Group for any Straddle Period shall be allocated or apportioned between Seller and Purchaser pursuant to the methodology described in Section 5.4.  In the event of a subsequent reversal of any refund, rebate or credit in respect of which Purchaser has made, or caused to be made, a payment under this Section 5.1(b), Seller Parent shall repay the prior payment made under this Section 5.1(b) together with an amount equal to the amount of interest imposed by the relevant Tax Authority with respect to the reversal.  Unless otherwise required by Law, all payments made pursuant to this Section 5.1(b) shall be treated for all income Tax purposes as adjustments to the Purchase Price.

5.2	Transaction Taxes

Notwithstanding any other provision of this Agreement to the contrary, all transfer, documentary, sales, use, value added, excise, stamp, registration and other such Taxes (including all applicable real estate transfer taxes) imposed by or payable to any jurisdiction or any Governmental Authority arising from the transactions contemplated hereby (excluding the Reorganization) (collectively, “Transaction Taxes”) shall be borne equally by Purchaser and Seller (it being understood and agreed that any such Taxes arising from the Reorganization shall be borne solely by Seller as a Transaction Related Expense).  All necessary Tax Returns with respect to all such Transaction Taxes shall be prepared and filed by the Person responsible for such filing under applicable Law. Each party hereto shall provide the party responsible for preparing such Tax Returns with such cooperation in connection with the preparation, execution and filing of such Tax Returns as may be reasonably requested.  For the avoidance of doubt, Transaction Taxes do not include income Taxes.

5.3	Cooperation; Records Retention

(a)Seller, Seller Parent and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and Representatives reasonably to cooperate, in preparing and filing all Tax Returns, and maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes.

(b)Purchaser shall retain all Tax Returns, schedules, and work papers and all material records and other documents relating thereto of the Company Group until the expiration of the seventh anniversary of the Closing Date.  Thereafter, Purchaser shall not destroy or dispose of any such Tax Returns, schedules, work papers or any other material records or other documents relating thereto without giving written notice to Seller of such pending destruction or disposal and offering Seller the right to copy such documents and information.  Purchaser shall be entitled to destroy or dispose of any such Tax Returns, schedules, work papers and all material records and other documents relating thereto described in such notice if Seller fails to request copies thereof within 90 days after receipt of the notice described in this Section 5.3.

5.4	Straddle Period

For purposes of this Agreement, Taxes for a Straddle Period shall be allocated to the portion of such Straddle Period that ends at the close of the Closing Date based upon (a) in the case of Taxes based on or measured by income, or receipts for the Pre-Closing Tax Period, and all other Taxes that otherwise can be reasonably allocated to the Pre-Closing Tax Period including Taxes based on gains, sales or payroll or otherwise imposed on a transactional basis, an interim closing of the books as of the close of the Closing Date and (b) in the case of other Taxes, by multiplying the amount of such Tax for the entire taxable period by a fraction the numerator of which is the number of days in such Straddle Period from its commencement through the Closing Date and the denominator of which is the number of days in such Straddle Period.

5.5	Conduct After Closing

Except as provided for in this Agreement or as required by Law, without the prior consent of Seller (with such consent not to be unreasonably withheld, conditioned or delayed), Purchaser shall not cause or permit any member of the Company Group to file any amended return with respect to any period ending on or prior to the Closing Date or make any Tax election or effect any change in Tax accounting method affecting any such period.

5.6	Tax Treatment of Deferred Revenue Liability

The Parties hereto agree that it is intended that anticipated post-Closing costs associated with the deferred revenue liability of the Company Group at the time of Closing shall be treated for federal, and applicable state and local, income Tax purposes (i) with respect to Seller, as a liability assumed by Purchaser, with the result that such will be included in the amount realized by Seller at Closing in connection with the deemed asset sale (and Seller shall be entitled to claim a deduction for such amount) and (ii) with respect to Purchaser, as additional purchase price that is added to the tax basis of the assets treated as acquired as costs are incurred with respect to the deferred revenue liability.  Each Party hereto agrees to report, and Seller and Seller Parent each agrees, to the extent it is treated as a disregarded entity for federal income tax purposes, to cause its regarded income Tax owner to report, for federal, and applicable state and local, income tax purposes in a manner consistent with the foregoing intended treatment and not to take a contrary position in the absence of a final, non-appealable determination by a Tax Authority or a court.

5.7	Contests Relating to Taxes

Seller shall have the right, upon written notice to Purchaser electing to assume such control, to control, at its own expense, any proceeding, hearing, claim or defense of or with respect to any assessment, examination or audit with respect to Taxes by a Tax Authority (a “Tax Contest”) relating to a member of the Company Group that (i) relates solely to a Pre-Closing Tax Period, (ii) does not involve any Taxes for which Seller would not have an indemnity obligation under this Agreement and (iii) does not involve matters that are reasonable likely to recur with respect to a member of the Company Group in a subsequent tax period.  As to any Tax Contest with respect to a member of the Company Group that Seller controls, (x) to the extent permitted by applicable Law, Purchaser shall have the right to participate in, but not control, such proceeding and (y) Seller shall not settle or compromise such Tax Contest without the prior written consent of Purchaser, with such consent not to be unreasonably withheld, conditioned or delayed.  As to any Tax Contest, with respect to a member of the Company Group, that Seller does not control and which involves Taxes as to which Seller has an indemnification obligation, (x) Purchaser shall provide Seller, to the extent permitted by applicable Law, with an opportunity to participate in, but not control, such Tax Contest and (y) Purchaser will not permit such Tax Contest to be settled or compromised without Seller’s prior written consent, with such consent not to be unreasonably withheld, conditioned or delayed.  In the event of any inconsistency between this Section 5.7 and Section 9.6, this Section 5.7 shall govern.

ARTICLE VI
EMPLOYEE RELATED MATTERS

6.1	Employees

(a)Each Company Employee, including those persons identified on Schedule 6.1(a) who are transferred to the Company Group prior to the Closing, who are employed by the Company Group at Closing (each, a “Business Employee”) shall remain employed with the Company Group or Purchaser or an Affiliate of Purchaser and, upon the Closing, Purchaser shall be responsible for providing compensation (including any incentive bonuses, commissions and/or other incentive opportunities) and employee benefits to such Business Employees following, the Closing.  For avoidance of doubt, this Section 6.1 shall not create any right in any Business Employee or any other Person to any continued employment or service with Purchaser, the Company or any of their respective Affiliates or alter the “at-will” nature of any such Business Employee or other Person or create any right to any compensation or benefits of any nature or kind whatsoever.

(b)As of the Closing Date and for a period of at least twelve months thereafter (the “Continuation Period”), Purchaser shall use commercially reasonable efforts to provide, or shall cause the applicable member of the Company Group to use commercially reasonable efforts to provide, each Business Employee with base salary or base wage, any other compensation (including incentive bonuses, commissions and/or other incentive opportunities, but excluding equity and equity-based compensation) and employee benefits that are, in the aggregate, comparable to the compensation and benefits provided to such Business Employees immediately prior to the Closing Date.  For the avoidance of doubt, during the Continuation Period, Purchaser shall use commercially reasonable efforts to provide, or shall cause the applicable member of the Company Group to use commercially reasonable efforts to provide, each Business Employee who as of the Closing Date is on a leave of absence with, for the duration of such leave of absence, employee benefits (including short-term disability) that are comparable in the aggregate than those benefits provided to such Business Employee as of immediately prior to the Closing.  In addition, for the avoidance of doubt, during the Continuation Period, Purchaser shall provide all Business Employees with severance payments and benefits no less favorable in the aggregate than the severance payments and benefits provided by Seller or an Affiliate of Seller immediately prior to the Closing Date.

(c)Additionally, to the extent that any employee bonuses are reserved for on the Latest Balance Sheet, Purchaser shall cause such bonuses to be paid to such Business Employees in the ordinary course of business, to the extent such bonuses are earned in accordance with the bonus plan applicable thereto.

(d)Purchaser shall (to the extent not prohibited by Law) give, or cause the applicable member of the Company Group to give, each Business Employee credit under each employee benefit plan, policy, arrangement or program maintained by Purchaser or any of its Affiliates that cover such Business Employee after the Closing Date (including any vacation, sick leave, and/or severance policies, but excluding both any retiree healthcare plans, policies, arrangements or programs and any equity or equity-based compensation plans, policies, arrangements or programs) for purposes of eligibility and vesting (but not for (i) purposes of early retirement subsidies or (ii) entitlement to benefits, except for vacation and severance, if applicable) for such Business Employee’s years of service with any member of the Company Group prior to the Closing Date; provided, however, that such service shall not be recognized to the extent that (A) such recognition would result in a duplication of benefits with respect to the same period of service, (B) such service was not recognized under the corresponding Benefit Plan or (C) such service is with respect to a newly established benefit plan by Purchaser or its Affiliates for which similarly situated employees of Purchaser or its Affiliates do not receive past service credit.  Purchaser shall use commercially reasonable efforts to (x) allow such Business Employee to participate in any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (including medical, dental, vision, life insurance, long-term disability insurance and long-term care insurance) without regard to preexisting-condition limitations, waiting periods, or evidence of insurability exclusions not imposed on such Business Employee by the corresponding benefit plans in which such Business Employee participated immediately prior to the Closing Date and (y) if any of the benefit plans are terminated prior to the end of the plan year that includes the Closing Date, credit such Business Employee with any claims incurred and amounts paid by, and amounts reimbursed to, such Business Employee under such benefit plans for purposes of determining deductibles, coinsurance, maximum out-of-pocket expenses, co-pays and other similar applicable limits under any similar replacement plans.

(e)Purchaser shall, or cause the applicable member of the Company Group to, credit each Business Employee with all vacation or personal holiday pay that such Business Employee is entitled to use but has not used as of the Closing Date (including any earned vacation or personal holiday pay to be used in future years).

(f)This Section 6.1 shall survive the Closing and shall be binding on all successors and assigns of Purchaser and the Company.  Nothing set forth in this Section 6.1, express or implied, shall constitute an amendment to any Benefit Plan or any other plan, policy, agreement or arrangement covering the Business Employees or employees or other service providers of Seller or be interpreted to establish or amend any Benefit Plan or any other plan, policy, agreement or arrangement covering the Business Employees or employees of Seller, or limit the right of Purchaser, Seller or the Company Group or any of their respective Affiliates to amend or terminate any Benefit Plan or any other employee benefit plan, policy, agreement, or arrangement. Nothing in this Section 6.1 shall obligate Purchaser or any member of the Company Group to continue the employment or service of any employee or other individual service provider, or limit the right of Purchaser, Seller or any member of the Company Group to terminate any employee’s or service provider’s employment or service.

(g)The parties hereto agree that nothing in this Section 6.1, whether express or implied, is intended to create any third party beneficiary rights or remedies of any nature whatsoever, including in any current or former Company Employee, officer, director, consultant or other service provider or any individual associated therewith, or inure to the benefit of or be enforceable by any employee, director or independent consultant of the Company Group, Seller, Purchaser, or any of their respective Affiliates, of any entity or any Person representing the interest of any employees, directors or independent consultants or of any Person whose rights are derivative of any such Person (including a family member or estate of the employee), and that all provisions set forth in this Section 6.1 are included for the sole benefit of the respective parties to this Agreement.

ARTICLE VII
RESTRICTIVE COVENANTS

7.1	Non-Competition

(a)Except as set forth on Schedule 7.1(a), Seller and Seller Parent each agree that for a period of five years from the Closing Date (the “Non-Competition Period”) it shall not, and shall cause Seller Topco and its Subsidiaries (whether now or hereafter existing) not to, engage in the Business or any business involving the marketing or sale of Competing Products anywhere in the United States (a “Business Competitive Activity”); provided that, nothing in this Section 7.1(a) shall in any way prohibit or restrict:

(i)any Affiliate of Seller or Seller Parent other than their respective Subsidiaries and other than Seller Topco and its Subsidiaries, or any Key Fund Owner, and the provisions of this Section 7.1(a) shall not apply to any Key Fund Owner, or any Affiliate of Seller or Seller Parent other than their respective Subsidiaries and other than Seller Topco and its Subsidiaries;

(ii)Seller or any of its Affiliates from engaging in any of the Retained Businesses, including the Packaging Business; provided that Seller Topco and its Subsidiaries shall not market or sell any Competing Products to new clients of the Packaging Business during the Non-Compete Period absent the prior written consent of the Company;

(iii)Seller or any of its Affiliates from selling any property or casualty insurance, including, but not limited to (A) identity theft protection products, (B) cybersecurity insurance and (C) travel and accident trip insurance, provided, that, for the avoidance of doubt, accidental death and dismemberment insurance shall not be considered property or casualty insurance;

(iv)Seller or any of its Affiliates from performing any of its respective obligations under the Related Documents;

(v)Seller or any of its Affiliates from selling or divesting any or all of its assets or businesses to any Person that is not an Affiliate of Seller or Seller Parent, and such Person shall in no way be bound by the restrictions set forth in this Section 7.1(a);

(vi)Seller or any of its Affiliates from passively owning up to an aggregate of 5% of the outstanding shares of any class of capital stock of any publicly traded Person that engages in any Business Competitive Activity (a “Business Competing Person”) so long as none of Seller, Seller Parent or any of their Affiliates has any participation in the management of such Business Competing Person; or

(vii)Seller or any of its Affiliates from acquiring the whole or any part of a Person or business which engages in any Business Competitive Activity or the whole or any part of a business which includes any Business Competitive Activity; provided that Seller and/or its Affiliates shall be required to use its commercially reasonable efforts to divest such Person, business or portion thereof to the extent engaging in such Business Competitive Activity within nine months after the consummation of such acquisition.

(b)Purchaser agrees that for the Non-Competition Period it shall not, and shall cause its Subsidiaries (including the members of the Company Group) not to, engage in any of the Retained Businesses anywhere in the world that Seller or its Affiliates currently do business (a “Retained Business Competitive Activity”); provided that nothing in this Section 7.1(b) shall in any way prohibit or restrict Purchaser or any of its Affiliates (including any member of the Company Group) from:

(i)performing any of its respective obligations under the Related Documents;

(ii)passively owning up to an aggregate of 5% of the outstanding shares of any class of capital stock of any publicly traded Person that engages in any Retained Business Competitive Activity (a “Retained Business Competing Person”) so long as neither Purchaser nor any of its Affiliates (including any member of the Company Group) has any participation in the management of such Retained Business Competing Person; or

(iii)acquiring the whole or any part of a Person or business which engages in any Retained Business Competitive Activity or the whole or any part of a business which includes any Retained Business Competitive Activity; provided that Purchaser and/or any of its Affiliates (including the members of the Company Group) shall be required to use its commercially reasonable efforts to divest such Person, business or portion thereof to the extent engaging in such Retained Business Competitive Activity within nine months after the consummation of such acquisition.

7.2	Non-Solicitation

(a)Seller and Seller Parent each agrees that from and after the date of this Agreement until the earlier of (i) the termination of this Agreement in accordance with its terms and (ii) three years after the Closing Date, it shall not (including Representatives acting on its behalf), and shall cause their respective Subsidiaries and Seller Topco and its Subsidiaries not to, directly or indirectly, solicit for employment or induce any of the Company Employees (and, following the Closing, any Business Employees) who hold management-level (or higher) positions with the Company Group to terminate his or her employment with the Business, Purchaser or any of its Subsidiaries (including, after the Closing, the members of the Company Group), or hire any of the Company Employees (or, following the Closing, any of the Business Employees) who hold management-level (or higher) positions with the Company Group; provided, however, that the foregoing shall not in any way prohibit or restrict (1) solicitations made by advertisements (including through one or more bona fide search firms) directed to the general public rather than specifically targeting any employees of the Business, Purchaser or its Subsidiaries, (2) the solicitation or hiring of any employee who has been terminated by the Business, Purchaser or its Subsidiaries more than two months prior to such solicitation or hiring, (3) the solicitation or hiring of any employee who has voluntarily left his or her employment with the Business, Purchaser or its Subsidiaries more than six months prior to such solicitation or hiring, or (4) the solicitation or hiring of those individuals set forth on Schedule 7.2(a) of this Agreement (which solicitation and hiring shall be deemed part of the “Reorganization” for all purposes hereunder).

(b)Purchaser agrees that from and after the date of this Agreement until the third anniversary of either the Closing Date or the date of termination of this Agreement in accordance with ARTICLE X, whichever is applicable, it shall not, and it shall cause its Affiliates which it controls (and, for so long as investment funds affiliated with Mill Point Capital LLC control Purchaser, Affiliates under Mill Point Capital LLC’s control) (including, after the Closing, the members of the Company Group and Representatives acting on its behalf) not to, directly or indirectly, solicit or induce any employee of Seller Parent or any of its Subsidiaries who hold management-level (or higher) positions with the Company Group to terminate his or her employment with Seller Parent or any such Subsidiaries; provided, however, that the foregoing shall not in any way prohibit or restrict (1) the retention of Company Employees or Business Employees by the Company Group in accordance with Section 6.1, (2) solicitations made by advertisements (including through one or more bona fide search firms) directed to the general public rather than specifically targeting any employees of Seller Parent or any of its Subsidiaries, (3) the solicitation of any employee who has been terminated by Seller Parent or any of its Subsidiaries, as applicable, more than two months prior to such solicitation, (4) the solicitation of any employee who has voluntarily left his or her employment with Seller Parent or any of its Subsidiaries, as applicable, more than six months prior to such solicitation, or (5) any portfolio company or other investment entity of Mill Point Capital LLC unrelated to Purchaser and its Subsidiaries, so long as Purchaser or its Affiliates have not provided such portfolio company or other investment entity with the Company’s confidential information regarding the target of such solicitation or otherwise directed or encouraged such entity to make such solicitation.

7.3	Non-disparagement

Purchaser, the Company, Seller and Seller Parent agree (and Seller Parent shall cause Seller Topco), for a period of five years from the Closing Date, not to make or publish negative or disparaging remarks that in any way relate to the other parties or their respective Subsidiaries.  Nothing in this Section 7.3 shall limit any party’s ability to make true and accurate statements or communications in connection with any disclosure such party reasonably believes is required pursuant to applicable Law or in connection with any legal proceedings related to this Agreement, any Related Document or the transactions contemplated hereby or thereby.

7.4	Specific Performance; Severability

(a)Each of Seller and Purchaser acknowledges that the covenants set forth in Section 7.1 and Section 7.2 are essential elements of this Agreement and that, in the event of breach by any such party or its Affiliates of any of the applicable provisions of Section 7.1 or Section 7.2, monetary damages may not be adequate.  Therefore, Seller, on the one hand, and Purchaser, on the other hand, agree that the other party shall have the right, in addition to the other remedies as may be provided by applicable Law, to specific performance, injunctive relief and other equitable relief to prevent or restrain a breach of, or to enforce the other party’s obligations under, Section 7.1 and Section 7.2, which right to equitable relief will not be exclusive of, but will be in addition to, all other remedies to which such party may be entitled under this Agreement, at law, or in equity (including the right to recover monetary damages).

(b)If any of the restrictions set forth in Section 7.1 or Section 7.2 is adjudicated by any court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, then such restriction shall nevertheless remain effective but, as to such jurisdiction only, shall be considered amended to have the broadest terms which such court of competent jurisdiction may find enforceable.

ARTICLE VIII
CONDITIONS TO THE CLOSING

8.1	Conditions to Each Party’s Obligations

The respective obligations of Purchaser and Seller to consummate the purchase and sale of the Membership Interests are subject to the satisfaction or written waiver by Purchaser and Seller (to the extent such conditions can be waived), at or prior to the Closing, of each of the following conditions:

(a)Antitrust Approvals.  The applicable waiting period under the HSR Act shall have expired or been terminated.

(b)No Injunctions, Restraints or Disapprovals.  No applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Authority or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, and the parties shall not have received a notice of disapproval or other written indication from the Texas Department of Insurance that it intends to disapprove of the transactions contemplated hereby.

(c)No Proceedings.  No Proceeding shall be pending by or before any Governmental Authority or any arbitrator which would reasonably be expected to (i) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions contemplated hereby, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) materially and adversely affect the right of Purchaser to own the Membership Interests or control the Company Group, or (iv) materially and adversely affect the right of the Company Group to own and operate their material assets or control their respective businesses, including the Business, and no injunction, judgment, order, decree or ruling shall have been entered or be in effect in respect of the foregoing.

8.2	Conditions to Obligations of Seller

The obligations of Seller to consummate the purchase and sale of the Membership Interests are subject to the satisfaction or written waiver by Seller (to the extent such conditions can be waived), at or prior to the Closing, of each of the following conditions:

(a)Representations and Warranties of Purchaser.  (i) The representations and warranties of Purchaser set forth in Section 3.1 (Organization; Standing; Qualification and Power), Section 3.2 (Authority; Execution and Delivery; Enforceability) Section 3.5 (Brokers and Finders) and Section 3.7 (Investment Intent) shall have been true and correct in all respects as of the date hereof and shall be true and correct in all respects at and as of the Closing Date as though made on and as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct on the date so specified) and (ii) all other representations and warranties of Purchaser set forth in ARTICLE III shall have been true and correct in all respects as of the date hereof and shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect”) in all respects at and as of the Closing Date as though made on and as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct on the date so specified), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to prevent or materially impair the ability of Purchaser to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

(b)Performance of Obligations of Purchaser.  Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser at or prior to the Closing.

(c)Credit Agreement Amendment.  Seller shall have obtained the Credit Agreement Amendment.

(d)Officer’s Certificate.  Purchaser shall have delivered to Seller a certificate dated as of the Closing Date, signed by a duly authorized officer of Purchaser, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

8.3	Conditions to Obligations of Purchaser

The obligations of Purchaser to consummate the purchase and sale of the Membership Interests will be subject to the satisfaction or written waiver by Purchaser (to the extent such conditions can be waived), at or prior to the Closing, of each of the following conditions:

(a)Representations and Warranties of Seller.  (i) The representations and warranties of Seller set forth in Section 2.1 (Organization; Standing; Qualification and Power), Section 2.2 (Authority; Execution and Delivery; Enforceability), Section 2.3 (Capitalization), Section 2.4 (Ownership of Membership Interests) and Section 2.23 (Brokers and Finders) shall have been true and correct in all respects as of the date hereof and shall be true and correct in all respects at and as of the Closing Date as though made on and as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct on the date so specified), (ii) the representations and warranties of Seller set forth in Section 2.15 (Sufficiency of Assets) shall be true and correct at and as of the Closing Date as though made on and as of the Closing Date, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group or the Business (after giving effect to the Reorganization), taken as a whole and (iii) all other representations and warranties of Seller set forth in ARTICLE II shall have been true and correct in all respects as of the date hereof and shall be true and correct in all respects at and as of the Closing Date as though made on and as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct on the date so specified), in each case, without regard or giving effect to the terms “material” or “Material Adverse Effect” or similar phrases in such representation and warranty (as if such words were deleted from such representation and warranty), other than Section 2.8, except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(b)Performance of Obligations of Seller and the Company.  Each of Seller and the Company shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller or the Company, as applicable, at or prior to the Closing.

(c)No Material Adverse Effect.  Since the date of this Agreement, no change, event, occurrence or development shall have occurred or arisen that, individually or in combination with any other change, event, occurrence or development, has had or would reasonably be expected to have a Material Adverse Effect.

(d)Third Party Consents.  Seller and the Company Group shall have obtained and delivered to Purchaser all third‑party consents and approvals set forth on Schedule 8.3(d).

(e)Officer’s Certificate.  Seller shall have delivered to Purchaser (i) a certificate dated as of the Closing Date, signed by a duly authorized officer of Seller, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied; (ii) certified copies of the certificate of formation and operating agreement (or similar governing documents) for the Company; (iii) good standing certificates for each member of the Company Group from its jurisdiction of organization dated not more than ten (10) days prior to the Closing Date; and (iv) copies of the resolutions of the stockholders, members, partners and/or board of directors, board of managers or similar governing body of the Company, Seller and Seller Topco (in each case, as applicable) authorizing the execution, delivery and performance of this Agreement and the Related Documents to which they are a party, and the consummation of the transactions contemplated hereby and thereby, certified by an officer thereof.

8.4	Frustration of Closing Conditions.

Neither Seller nor Purchaser may rely, either as a basis for not consummating the purchase and sale of the Membership Interests or terminating this Agreement and abandoning such purchase and sale, on the failure of any condition set forth in Section 8.1, 8.2 or 8.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement or failure to use all the requisite efforts required to consummate the transactions contemplated hereby, as required by and subject to Section 4.2 and any other applicable provisions of this Agreement.

ARTICLE IX
INDEMNIFICATION

9.1	Survival

The representations and warranties set forth in this Agreement, and the right to assert a claim for indemnification with respect thereto pursuant to Section 9.2 or Section 9.3, shall survive the Closing solely for purposes of this ARTICLE IX and shall terminate as of 5:00 pm Eastern Time on the date which is the fifteen month anniversary of the Closing Date (the “Survival Date”) and shall thereafter be of no further force or effect (other than with respect to Fraud and other than as set forth in the last sentence of this Section 9.1); provided, however, that (i) the representations and warranties set forth in Section 2.1 (Organization; Standing; Qualification and Power), Section 2.2 (Authority; Execution and Delivery; Enforceability), Section 2.3(a) and (b) (Capitalization and Company Subsidiaries), Section 2.4 (Ownership of Membership Interests), and Section 2.23 (Brokers and Finders) (collectively, the “Fundamental Representations”), Section 3.1 (Organization; Standing; Qualification and Power), Section 3.2 (Authority; Execution and Delivery; Enforceability) and Section 3.5 (Brokers and Finders) shall survive the Closing solely for purposes of this ARTICLE IX and shall terminate as of 5:00 pm Eastern Time on the sixth anniversary of the Closing Date (other than with respect to Fraud and other than as set forth in the last sentence of this Section 9.1); and (ii) the representations and warranties set forth in Section 2.13 (Taxes) shall survive until 60 days after the date upon which the applicable statute of limitations with respect to the Liabilities in question expire (after giving effect to any extensions or waivers thereof) (other than with respect to Fraud and other than as set forth in the last sentence of this Section 9.1).  All covenants and agreements of the parties set forth in this Agreement that by their term are to be performed in whole prior to the Closing, shall not survive the Closing; provided, that claims for indemnification in respect of any alleged breaches thereof may be brought pursuant to Section 9.2(b) or Section 9.3(b), as applicable, at any time on or prior to the date which is twelve (12) months following the Closing Date.  All covenants and agreements of the parties set forth in this Agreement that by their terms are to be performed in whole or in part after the Closing (including the obligations set forth in Section 9.2 and Section 9.3) shall survive the Closing, continue in effect and expire when fulfilled in full or otherwise in accordance with their terms.  The obligations in this ARTICLE IX to indemnify and hold harmless any Indemnified Party (as hereinafter defined), shall terminate and be of no further force or effect, in respect of a breach of any representation or warranty, on the Survival Date, if applicable, and, in respect of a breach of any covenant, when such covenant terminates or expires pursuant to its terms; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Indemnified Party shall have made, before the expiration of the applicable period, a bona fide claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 9.6 to the Indemnifying Party.

9.2	Indemnification by Purchaser

Subject to the other terms, conditions and limitations of this Agreement (including the provisions of Sections 9.4, 9.5 and 9.6), from and after the Closing, Purchaser shall indemnify Seller and its Affiliates and its and their respective officers, directors, employees, agents, successors and assigns (the “Seller Indemnified Parties”) against, and hold the Seller Indemnified Parties harmless from, all Losses actually incurred by any of the Seller Indemnified Parties to the extent arising out of:

(a)any inaccuracy or breach by Purchaser of any representation or warranty made by Purchaser in (i) ARTICLE III as of the Closing Date as though made on and as of the Closing Date, except to the extent any such representations and warranties are made on and as of a specified date (in which case, as of such specified date) or (ii) any certificate delivered to Seller by or on behalf of Purchaser in connection with the Closing;

(b)any failure by Purchaser or any of its Affiliates to perform or comply with any covenant or agreement in this Agreement or in the Separation Agreement; and

(c)Transaction Taxes for which Purchaser is responsible under Section 5.2.

9.3	Indemnification by Seller

Subject to the other terms, conditions and limitations of this Agreement (including the provisions of Sections 9.4, 9.5 and 9.6), from and after the Closing, Seller and Seller Parent shall, jointly and severally, indemnify Purchaser and its Affiliates and its and their respective officers, directors, employees, agents, successors and assigns (the “Purchaser Indemnified Parties”) against, and hold the Purchaser Indemnified Parties harmless from, all Losses actually incurred by any of the Purchaser Indemnified Parties to the extent arising out of:

(a)any inaccuracy of or breach by Seller of any representation or warranty made by Seller in (i) ARTICLE II as of the Closing Date as though made on and as of the Closing Date, except to the extent any such representations and warranties are made on and as of a specified date (in which case, as of such specified date) or (ii) any certificate delivered to Purchaser by or on behalf of Seller or Seller Parent in connection with the Closing;

(b)(x) any failure by Seller, Seller Parent or any of their Affiliates (including, prior to Closing, the Company and the Company Subsidiaries) to perform or comply with (i) any covenant or agreement in this Agreement that by its terms is to be performed in whole prior to the Closing, (ii) any covenant or agreement in this Agreement that by its terms is to be performed in whole or in part after the Closing or (iii) any covenant or agreement in the Separation Agreement or (y) any Losses incurred by Purchaser as a result of actions taken by Seller, Seller Parent or any of their Affiliates (including, prior to Closing, the Company and the Company Subsidiaries) under the Separation Agreement, except, for the avoidance of doubt, for (i) Working Capital Liabilities, (ii) Liabilities reserved for in the Financial Statements, (iii)  Insurance Liabilities (as defined in the Separation Agreement), (iv) Liabilities arising out of the Insurance Assets (as defined in the Separation Agreement), including Liabilities under Contracts included in the Insurance Assets, (v) the portion of Liabilities arising out of Shared Contracts (as defined in the Separation Agreement) inuring to the Insurance Business (as defined in the Separation Agreement) and (vi) Liabilities arising out of the Insurance Assets (as defined in the Separation Agreement).

(c)the operations or any Liabilities of, resulting from, or otherwise in connection with, the Packaging Business or any of the other Retained Businesses, regardless of whether prior to or after the Closing;

(d)the matters described in Schedule 9.3(d);

(e)any (i) Taxes of any member of the Company Group for any Pre-Closing Tax Periods (determined under the principles of Section 5.4 in the case of a Straddle Period of a member of the Company Group); (ii) Liabilities of any member of the Company Group for Taxes as a result of having been a member of an affiliated, consolidated, combined, unitary or similar Tax group at any time prior to the Closing, including pursuant to Treasury Regulations Section 1.1502-6 or any corresponding or similar provision of state, local or non-U.S. Tax Law; (iii) Liability of any member of the Company Group in respect of Taxes of any Person as a transferee or successor, by contract, or otherwise, where the relationship or status giving rise to the liability of such member of the Company Group existed prior to Closing (even if the actual Liability for Taxes arose after Closing) other than any such Liability arising solely under a contract entered into prior to Closing, where such contract is a Material Contract listed on Schedule 2.19(a) and the Liability arose after Closing; (iv) Transaction Taxes for which Seller is responsible under Section 5.2; (v) Liability for Taxes attributable to the Reorganization or where the Liability of a member of the Company Group for such Taxes arose as a result of a failure to comply with any bulk sales, bulk transfer or similar Law in connection with the Reorganization; and (vi) any interest, penalties or additions to Tax associated with any items described in any of clauses (i) through (v);

(f)any Closing Debt, to the extent not included in the final calculation of the Purchase Price;

(g)the matters described in Schedule 9.3(g); and

(h)any Losses resulting from the failure to obtain the consents set forth on Schedule 2.5(a) in respect of the Real Property Leases and Superior Leases, so long as Purchaser shall have complied with its obligations pursuant to Section 4.2(g) in all material respects.

9.4	Limitations on Indemnification

(a)Notwithstanding anything to the contrary herein:

(i)the maximum aggregate amount of indemnifiable Losses that may be recovered from Seller by the Purchaser Indemnified Parties pursuant to Section 9.3(a) and Section 9.3(b)(i) shall be $27,500,000 (the “Aggregate Cap”); provided, however, that (A) the Aggregate Cap shall not apply to Losses resulting from any breach of any of the Fundamental Representations, any breach of Section 2.15 (Sufficiency of Assets), or any breach of Section 4.9 or 4.14 and (B) the maximum aggregate amount of indemnifiable Losses (including Losses resulting from the breach of any of the Fundamental Representations, covenants or other agreements set forth in this Agreement) that may be recovered from Seller by the Purchaser Indemnified Parties pursuant to this Agreement, including with respect to Fraud, shall be the Purchase Price;

(ii)Seller shall not be liable to any Purchaser Indemnified Party for any claim for indemnification pursuant to Section 9.3(a) unless and until the aggregate amount of indemnifiable Losses that may be recovered from Seller equals or exceeds $5,500,000 (the “Basket Amount”), in which case Seller shall be liable for only the Losses in excess of the Basket Amount; provided, however, that (A) no Losses may be claimed by any Purchaser Indemnified Party or shall be reimbursable by Seller or shall be included in calculating the aggregate Losses for purposes of this clause (ii) other than Losses in excess of $25,000 (the “Minimum Loss Amount”) resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances and (B) the Basket Amount and Minimum Loss Amount shall not apply to Losses resulting from the breach of any of the Fundamental Representations;

(iii)no Indemnified Party shall be entitled to recover any amount relating to any matter arising under one provision of this Agreement to the extent such Indemnified Party (or other Purchaser Indemnified Parties in the event of a Purchaser Indemnified Party, or other Seller Indemnified Parties in the event of a Seller Indemnified Party) has already recovered such amount with respect to such matter pursuant to that or other provisions of this Agreement; and

(iv)no party shall be liable for any punitive, treble or special damages relating to the breach of this Agreement, except to the extent actually awarded to a third party in a Third Party Claim.

(b)Nothing set forth in this Agreement is intended to modify any Person’s common law duty to mitigate Losses.

(c)Each party acknowledges and agrees that, following the Closing, other than with respect to Fraud, its sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Separation Agreement and the transactions contemplated hereby and thereby shall be pursuant to the indemnification provisions set forth in this ARTICLE IX.  In furtherance of the foregoing, each party hereby waives on its own behalf and on behalf of its Affiliates (including, with respect to Purchaser, the members of the Company Group following the Closing) to the fullest extent permitted under Law, any and all claims (other than with respect to Fraud) that it may have against the other party or any of the other party’s Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith, any Law or otherwise, except pursuant to the indemnification provisions set forth in this ARTICLE IX.  The rights and claims waived by each of the parties, on behalf of itself and its Affiliates (including, with respect to Purchaser, the members of the Company Group following the Closing), include claims for contribution or other rights of recovery arising out of or relating to any Environmental Laws, claims for breach of contract, breach of representations or warranty, negligent misrepresentation and all other claims for breach of fiduciary duty.

9.5	Computation of Indemnity Payments

(a)The amount payable under this ARTICLE IX in respect of any Loss shall be calculated net of (A) the net Tax saving actually realized (determined on a cash with and without basis) by the Indemnified Party as of the time of payment, as a result of the circumstances giving rise to the amount payable under this ARTICLE IX, (B) any related reserves set forth in the Financial Statements or any related Working Capital Liabilities, or any other adjustments or other matters, in each case in this clause (B), solely to the extent actually taken into account in the calculations pursuant to Section 1.6 and (C) any insurance proceeds or other amounts under indemnification agreements with third parties actually received by the Indemnified Party on account thereof; provided in each case that the Indemnified Party shall (and shall cause its Affiliates to) use reasonable best efforts to obtain such insurance (and other) recoveries described above and commercially reasonably efforts to obtain any such net Tax savings.  If any Indemnified Party actually realizes (determined on a cash with and without basis) a net Tax savings, as a result of the circumstances giving rise to an indemnification payment as of the close of the calendar year after the calendar year indemnification payment was made, then the Indemnified Party shall promptly pay to the applicable Indemnifying Party the excess of such net Tax savings over the amount, if any, previously paid by the Indemnified Party under this Section 9.5 in respect of net Tax savings  associated with the circumstances giving rise to such indemnity payment.  For the avoidance of doubt, items taken into account in determining Losses will not be taken into account in determining net Tax savings to the extent necessary to avoid double-counting.

(b)In the event that an insurance or other recovery (other than in respect of Taxes) is made at any time after an indemnification payment by the Indemnifying Party has been made with respect to any indemnified Loss, then, to the extent of the amount of such indemnification payment, a refund up to the aggregate net amount of the recovery (less the costs of recovery to the Indemnified Party) shall be made promptly to the applicable Indemnifying Party. The party making any indemnification payment hereunder shall be subrogated to all rights of the Indemnified Party in respect of any Losses indemnified by such party (other than any rights with respect to Taxes).

(c)The right of any Indemnified Party to indemnification pursuant to this ARTICLE IX will not be affected by any investigation conducted by, for, or on behalf of any party hereto, or any knowledge acquired (or capable of being acquired) at any time by any party or any party’s Representatives, whether before or after the execution and delivery of this Agreement or the Closing.  Notwithstanding anything to the contrary herein, for the purposes of determining the amount of any Losses incurred as a result of any inaccuracy or breach of a representation and warranty in this Agreement or in any certificate delivered pursuant to this Agreement, each representation and warranty in this Agreement or in any certificate delivered pursuant to this Agreement shall be read as if any qualification as to materiality, including each reference to the term “Material Adverse Effect” (other than in Section 2.8), or similar words or phrases were deleted therefrom.

9.6	Procedures for Indemnification

(a)Any Person making a claim for indemnification under Section 9.2 or Section 9.3 (an “Indemnified Party”) shall notify the party against whom indemnification is sought (an “Indemnifying Party”) of the claim in writing (such written notice, an “Indemnification Notice”) promptly after receiving notice of any action, lawsuit, proceeding, investigation, demand or other claim against the Indemnified Party by a third party (a “Third Party Claim”), and each such Indemnification Notice shall describe in reasonable detail the applicable Third Party Claim, including the facts giving rise to such claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request; provided that the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that (and only to the extent that) the Indemnifying Party is materially prejudiced by such failure.

(b)Any Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim at such Indemnifying Party’s expense, and at its option shall be entitled to assume the defense thereof by appointing a reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense (and Purchaser, on behalf of itself and the other Purchaser Indemnified Parties, acknowledges and agrees that Akin Gump Strauss Hauer & Feld LLP shall be deemed reasonably acceptable); provided that the Indemnifying Party notifies the Indemnified Party in writing of its election to assume the defense of such Third Party Claim within twenty (20) days following the date on which the Indemnified Party notifies the Indemnifying Party of such Third Party Claim; provided, further that the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ counsel of its choice for such purpose (provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party and shall not be recoverable from such Indemnifying Party under this ARTICLE IX).  Notwithstanding the foregoing, if the Indemnified Party shall have determined in good faith and upon advice of counsel that an actual or likely conflict of interest makes representation of the Indemnifying Party and the Indemnified Party by the same counsel inappropriate, then the Indemnified Party may, upon notice to the Indemnifying Party, engage separate counsel, and the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Party to the extent the Third Party Claim is indemnifiable hereunder.

(c)Upon assumption of the defense of any such Third Party Claim by the Indemnifying Party, the Indemnified Party will not pay, or permit to be paid, any part of the Third Party Claim, unless the Indemnifying Party consents in writing to such payment.  Notwithstanding anything to the contrary herein, the Indemnifying Party shall not compromise or settle, or admit any Liability with respect to, any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless the relief consists solely of (i) money damages (all of which the Indemnifying Party shall pay) and (ii) includes a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all Liability with respect thereto.

(d)Notwithstanding the other provisions of Section 9.6, the Indemnifying Party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) the claim for indemnification relates to or arises in connection with any criminal or quasi‑criminal proceeding, action, indictment, allegation or investigation; (ii) a conflict of interest exists between the Indemnifying Party and the Indemnified Party; (iii) the claim seeks an injunction or other equitable relief against the Indemnified Party; (iv) the claim is with respect to Taxes (in which case, the provisions of ARTICLE V shall apply) (v) upon petition by the Indemnified Party an appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim; or (vi) the Losses relating to the claim would reasonably be expected to exceed 200% of the maximum amount that such Indemnified Party could then be entitled to recover under the applicable provisions of this ARTICLE IX (including as a result of Section 9.4).

(e)In all cases, the Indemnified Party shall provide its reasonable cooperation with the Indemnifying Party in defense of claims or litigation relating to Third Party Claims, including by making employees, information and documentation reasonably available.  If the Indemnifying Party shall not reasonably promptly assume the defense of any such Third Party Claim, or fails to prosecute or withdraws from the defense of any such Third Party Claim, the Indemnified Party may defend against such matter in a manner consistent with the above provisions regarding conduct of the defense by the Indemnifying Party; provided that the Indemnified Party may not settle any such matter without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(f)Any Indemnified Party making a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim (a “Direct Claim”) shall deliver notice of such claim promptly to the Indemnifying Party, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request; provided that the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that (and only to the extent that) the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party will have a period of thirty (30) days within which to respond in writing to such Direct Claim.  If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party will be deemed to have accepted such Direct Claim, in which event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.  If an objection is timely interposed by the Indemnifying Party, then the Indemnified Party and the Indemnifying Party may discuss such objection for a period of thirty (30) days from the date the Indemnified Party receives such objection (such period, or such longer period as agreed in writing by the parties, is hereinafter referred to as the “Discussion Period”), and all such discussions (unless otherwise agreed by the Indemnified Party and the Indemnifying Party) shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar Law.  If the Direct Claim has not been resolved prior to the expiration of the Discussion Period, then the Indemnifying Party and the Indemnified Party may submit the dispute for resolution to a court of competent jurisdiction in accordance with Sections 11.10(b) and 11.11 hereof and each will be free to pursue such remedies as may be available to them on the terms and subject to the provisions of this Agreement.

(g)For purposes of this Section 9.6, immediately upon the Closing, (i) the Purchaser shall be deemed to have delivered an Indemnification Notice, (ii) the Seller shall be deemed to have notified the Purchaser and the Company that it shall assume the defense, and (iii) the Purchaser and the Company shall be deemed to have acknowledged that the terms of Section 9.6(d) precluding the assumption of defense by the Indemnifying Party shall not be applicable, in each case, with respect to the matters described in Section 9.3(d) and Section 9.3(g); provided that the foregoing clause (iii) shall not apply if the Seller fails to prosecute, or withdraws from the defense of, any such claims or matter described in Section 9.3(d) and Section 9.3(g).

9.7	Manner of Payment

Any indemnification of an Indemnified Party pursuant to Section 9.2 or Section 9.3 shall be effected by wire transfer of immediately available funds from Seller, Seller Parent or Purchaser, as the case may be, to an account designated in writing by the applicable Purchaser Indemnified Party or Seller Indemnified Party, as the case may be; provided, however, that any indemnification owed by Seller or Seller Parent to the Purchaser Indemnified Parties or by Purchaser to the Seller Indemnified Parties, as the case may be, may, at the Indemnified Party’s election, be satisfied by set‑off against any amounts finally agreed upon or other fully liquidated amounts due or payable by such Indemnified Party to the Indemnifying Party, whether pursuant to ARTICLE IX or otherwise (in each case, as determined pursuant to a written agreement among the applicable parties or a nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction, it being understood and agreed that any such order, decree or judgment of any court of competent jurisdiction shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined).

9.8	Characterization of Indemnification Payments

Unless otherwise required by Law, all payments made pursuant to ARTICLE IX hereof shall be treated for all income Tax purposes as adjustments to the Purchase Price.

ARTICLE X
TERMINATION

10.1	Termination

This Agreement may be terminated and the transactions contemplated by this Agreement abandoned, at any time prior to the Closing:

(a)by the mutual written consent of Seller and Purchaser;

(b)by Purchaser, upon written notice to Seller and the Company, if Seller, Seller Parent or the Company breaches or fails to perform in any respect any of its representations, warranties or covenants set forth in this Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.3 (treating such time as if it were the Closing for purposes of applying this Section 10.1(b)), (ii) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform and (iii) has not been waived by Purchaser;

(c)by Seller, upon written notice to Purchaser, if Purchaser breaches or fails to perform in any respect any of its representations, warranties or covenants set forth in this Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.2 (treating such time as if it were the Closing for purposes of applying this Section 10.1(c)), (ii) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform and (iii) has not been waived by Seller;

(d)by Purchaser or by Seller, upon written notice to the other party, if the Closing has not occurred on or prior to the Outside Date; provided, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to a party if the Intentional Breach by such party is the primary cause of the failure of the Closing to occur on or before such date;

(e)by Seller, upon written notice to Purchaser, if (i) all conditions set forth in Section 8.1 and Section 8.3 have been satisfied (or are capable of being satisfied and would have been satisfied at the Closing were the Closing to occur on the date of such termination), (ii) each of Seller and the Company has irrevocably confirmed in writing to Purchaser that it is willing and able to consummate the transactions contemplated hereby on the date contemplated by Section 1.3 and is prepared to satisfy the conditions set forth in Section 8.3 that cannot be satisfied until the Closing on such date and (iii) the Debt Financing shall not be available within five Business Days after the date on which the Closing should have occurred pursuant and subject to the provisions of Section 1.3; and

(f)by Purchaser, upon written notice to Seller and the Company, if Seller fails to obtain the Credit Agreement Amendment and provide written confirmation of obtaining such Credit Agreement Amendment prior to 11:59 p.m. (Eastern time) on the Credit Agreement Amendment Date; provided, that if Purchaser does not terminate this Agreement in accordance with this Section 10.1(f) prior to Seller obtaining the Credit Agreement Amendment and providing written confirmation of obtaining such Credit Agreement Amendment to Purchaser, Purchaser shall no longer have the right to terminate this Agreement pursuant to and in accordance with this Section 10.1(f).

10.2	Effect of Termination

In the event of termination in accordance with Section 10.1, this Agreement will forthwith become void and there will be no Liability on the part of any party hereto, except for the provisions of this Section 10.2 and Sections 2.23, 3.6, 4.4, 4.5, 4.7(b), 4.7(c), 7.4, 10.3, ARTICLE XI and any corresponding definitions set forth in ARTICLE XII, each of which shall survive termination.

10.3	Termination Fee

(a)If this Agreement is validly terminated pursuant to Section 10.1(c) or Section 10.1(e), (i) then Purchaser shall pay or cause to be paid, within five Business Days after such termination, to Seller, as liquidated damages in connection with any such termination, an amount, subject to the immediately following sentence, equal to $5,000,000 (the “Termination Fee”) by wire transfer of immediately available funds to the account or accounts designated in writing by Seller and (ii) notwithstanding anything to the contrary herein, the payment of the Termination Fee shall be Seller’s sole remedy and recourse (whether at law, in equity, in contract, in tort or otherwise against Purchaser or any of its Affiliates or the Debt Financing Sources) in the event of an actual or asserted breach of this Agreement by Purchaser and for any and all Losses or damages suffered or incurred by any of the Company, Seller or any of their respective Affiliates in connection with or related to or arising out of this Agreement (and the termination thereof), the transactions contemplated hereby (and the abandonment or termination thereof), any agreement executed in connection with this Agreement and any matter forming the basis for such termination, it being understood that in no event shall the Termination Fee be required to be paid on more than one occasion.  Notwithstanding the foregoing, (x) the foregoing shall not limit claims under those provisions which expressly survive termination in accordance with Section 10.2 and (y) in the event Seller validly terminates this Agreement pursuant to Section 10.1(c) on account of an Intentional Breach by Purchaser, the Termination Fee shall be an amount equal to $7,500,000.

(b)If this Agreement is validly terminated pursuant to Section 10.1(b) on account of an Intentional Breach by Seller, then (i) Seller shall pay or cause to be paid, within five Business Days after such termination, an amount equal to $5,000,000 (the “Seller Liquidated Damages Fee”), by wire transfer of immediately available funds to the account or accounts designated in writing by Purchaser and, (ii) notwithstanding anything to the contrary herein, the payment of the Seller Liquidated Damages Fee shall be Purchaser’s sole remedy and recourse (whether at law, in equity, in contract, in tort or otherwise against Seller or any of its Affiliates) in the event of an actual or asserted breach of this Agreement by Seller and for any and all Losses or damages suffered or incurred by Purchaser or any of its respective Affiliates in connection with or related to or arising out of this Agreement (and the termination thereof), the transactions contemplated hereby (and the abandonment or termination thereof), any agreement executed in connection with this Agreement and any matter forming the basis for such termination, it being understood that in no event shall the Seller Liquidated Damages Fee be required to be paid on more than one occasion.  Notwithstanding the foregoing, (x) the foregoing shall not limit claims under those provisions which expressly survive termination in accordance with Section 10.2 and (y) the foregoing shall not limit any rights Purchaser or Seller may have under Section 11.4, except that in no event shall Seller be entitled to both the Seller Liquidated Damages Fee and specific performance to enforce the terms of this Agreement.

(c)Notwithstanding anything to the contrary herein, the rights of Seller or Purchaser, as applicable, under this Section 10.3 are independent of and in addition to such rights and remedies Seller, Purchaser and the Company may have under Section 11.4; provided that Seller or Purchaser, as applicable, may simultaneously pursue (i) if available thereunder, a grant of specific performance pursuant to Sections 11.4(b) and 11.4(c) or Section 11.4(d), as applicable, and (ii) payment of the Termination Fee or Seller Liquidated Damages Fee, as applicable, pursuant to this Section; but may not receive both a grant of specific performance pursuant to Section 11.4(b) or 11.4(d), as applicable, that results in a Closing and payment of the Termination Fee or Seller Liquidated Damages Fees, as applicable.

(d)The parties acknowledge that (i) the agreements set forth in this Section 10.3 are an integral part of the transactions contemplated in this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where the Termination Fee or Seller Liquidated Damages Fee is payable are uncertain and incapable of accurate calculation and therefore, the amount payable pursuant to this Section 10.3 is not a penalty but rather constitutes liquidated damages in a reasonable amount that will compensate Seller or Purchaser, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby and (iii) without the agreements set forth in this Section 10.3, the parties would not have entered into this Agreement. Accordingly, if (A) the parties commence a proceeding regarding Purchaser’s obligation to pay the Termination Fee which results in a final, non-appealable judgment against Purchaser, then Purchaser shall pay to Seller (x) interest on the Termination Fee from and including the date payment of such amount was due at a rate equal to the Prime Rate, and (y) the reasonable and documented out-of-pocket legal fees and expenses incurred by Seller and its Affiliates (including the members of the Company Group) in connection with the proceeding, or (B) the parties commence a proceeding regarding Seller’s obligation to pay the Seller Liquidated Damages Fee which results in a final, non-appealable judgment against Seller, then Seller shall pay to Purchaser (x) interest on the Seller Liquidated Damages Fee from and including the date payment of such amount was due at a rate equal to the Prime Rate, and (y) the reasonable and documented out-of-pocket legal fees and expenses incurred by Purchaser and its Affiliates in connection with the proceeding.

ARTICLE XI
GENERAL PROVISIONS

11.1	Expenses

Except as otherwise set forth herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, whether or not the Closing will have occurred; provided that if the Closing occurs, then Seller shall be solely responsible for paying all Transaction Related Expenses (to the extent not included in the calculation of the Purchase Price).

11.2	Notices

All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or electronic mail or sent, postage prepaid, by registered, certified or nationally recognized overnight courier service and shall be deemed given when so delivered by hand, facsimile, or electronic mail (provided that if any such notice or other communication is sent by facsimile or electronic mail, receipt of such notice or other communication is personally confirmed by telephone), or if mailed, three days after mailing (one Business Day in the case of overnight courier service), as follows:

(i)	if to Purchaser or, following the Closing, the Company:

c/o Mill Point Capital LLC

555 Madison Avenue, 16th Floor

New York, NY 10022

Telephone:  212-416-5800

Attention:  Michael Duran, Managing Partner

Email: mduran@millpoint.com

with a copy (which shall not constitute notice) to:

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor

New York, NY 10020

Facsimile:  (973) 422-6841

Attention:  Ben Kozinn and Michael Brosse

Email: bkozinn@lowenstein.com and mbrosse@lowenstein.com

(ii)	if to Seller or, prior to the Closing, the Company, to:

c/o Affinion Group Holdings, Inc.

6 High Ridge Park

Stamford, CT  06905

Telephone:  (203) 956-1237

Facsimile:  (203) 956-1206

Attention:  Brian Fisher

with a copy to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York  10036

Telephone:  (212) 872-8112

Facsimile:  (212) 872-1002

Attention:  Adam K. Weinstein

11.3	Severability

It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.  Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

11.4	Enforcement

(a)The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, subject to Sections 11.4(b) and 11.4(c), each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any New York State or federal court of the United States of America sitting in the Borough of Manhattan in the City of New York (or, if such court lacks subject matter jurisdiction, in any appropriate New York State or federal court of the United States of America), this being in addition to any other remedy to which such party is entitled at law or in equity.  Each of the parties hereby further waives, subject to Sections 11.4(b) and 11.4(c), (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

(b)Subject to Section 11.4(c), it is acknowledged and agreed that, prior to receipt of the Termination Fee, Seller shall be entitled to seek specific performance to enforce the terms of the Equity Commitment Letter, to fully enforce the obligations of the equity financing sources thereunder and Purchaser’s rights thereunder.  Notwithstanding anything to the contrary herein, the parties acknowledge and agree that Seller shall be entitled to seek specific performance of Purchaser’s obligation to comply with Section 4.6, but in no event shall Seller be entitled to specific performance of Purchaser’s obligations to consummate the transactions contemplated hereby in the event that the lenders under the Debt Commitment Letter have not actually funded or declined to fund the Debt Financing (or if Alternate Debt Financing is being used, pursuant to the New Debt Commitment Letter) at the Closing.

(c)Notwithstanding anything to the contrary herein, the right of Seller or the Company to an order, judgment or award to enforce specifically the terms and provisions of this Agreement related to the consummation of the Closing shall be subject to the existence of the following requirements (i) all conditions in Section 8.1 and Section 8.3 were satisfied (other than those conditions that by their nature are to be satisfied by actions taken at Closing and that are, at such time, capable of being satisfied at Closing and would have been satisfied had the Closing occurred at such time), (ii) the Marketing Period has been completed or waived by the Debt Financing Sources, (iii) the Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at Closing if the Equity Financing is funded at Closing and (iv) Seller and the Company have each irrevocably confirmed in writing that they stand ready, willing and able to consummate the Closing.

(d)It is acknowledged and agreed that, prior to receipt of the Seller Liquidated Damages Fee, Purchaser shall be entitled to seek specific performance to enforce the terms of this Agreement.  Notwithstanding anything to the contrary herein, the right of Purchaser to an order, judgment or award to enforce specifically the terms and provisions of this Agreement related to the consummation of the Closing shall be subject to the existence of the following requirements (i) all conditions in Section 8.1 and Section 8.2 were satisfied (other than those conditions that by their nature are to be satisfied by actions taken at Closing and that are, at such time, capable of being satisfied at Closing and would have been satisfied had the Closing occurred at such time), and (ii) either (A) the Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at Closing if the Equity Financing is funded at Closing or (B) Purchaser has irrevocably confirmed in writing that it stands ready and willing to consummate the Closing and has access to funds that are sufficient to consummate the Closing.

11.5	Entire Agreement

This Agreement, the Related Documents and the Confidentiality Agreement (including the Exhibits and Schedules hereto and thereto) contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.  Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Related Documents or the Confidentiality Agreement.

11.6	Assignment

This Agreement and the rights and obligations hereunder shall not be assignable or transferable by Purchaser, Seller or the Company (including by operation of law in connection with a merger or consolidation of Purchaser) without the prior written consent of the other parties hereto; provided, however, that Seller may assign any or all of its rights and/or obligations under this Agreement, including the right to receive the Purchase Price or any portion of the Closing Payment, to one or more Affiliates of Seller without the consent of Purchaser, but no such assignment will limit Seller’s obligations hereunder; provided, further, that Purchaser and, following the Closing, the Company and each member of the Company Group may assign any or all of its rights and/or obligations under this Agreement to (a) any of their respective lenders (including the Debt Financing Sources) or any collateral agent or trustee therefor as collateral security, (b) any Affiliate of such Person or (c) any purchaser of all or substantially all of the consolidated assets of Purchaser, in each case, without the consent of any other Person, but no such assignment will limit Purchaser’s or, following the Closing, the Company’s obligations hereunder.  Any attempted assignment in violation of this Section 11.6 shall be null and void.

11.7	No Third-Party Beneficiaries

The Debt Financing Sources are intended third party beneficiaries of this Section 11.7, Section 11.8, Section 11.10, Section 11.11 and Section 11.12 and may enforce such provisions directly.  Except as set forth in Section 4.8, this Section 11.7, Section 11.12 and ARTICLE IX, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing in this Agreement expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such successors and permitted assigns, any legal or equitable rights under this Agreement.

11.8	Amendment

This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of Seller and Purchaser and otherwise as expressly set forth herein.  Notwithstanding anything to the contrary herein, no amendments, modifications, supplements or waivers to, consents under or terminations of the provisions, which the Debt Financing Sources under the Debt Financing are expressly made third party beneficiaries pursuant to Section 11.7 shall be permitted in a manner materially adverse to any such Debt Financing Source without the prior written consent of such Debt Financing Source (which shall not be unreasonably withheld, conditioned or delayed).

11.9	Waiver

No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.  Any agreement on the part of either party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

11.10	Governing Law; Jurisdiction

(a)This Agreement and all disputes, claims or controversies relating to, arising out of, or in connection with this Agreement (including any claim or cause of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way arising out of, relating to or in connection with this Agreement, the Debt Commitment Letter or the performance thereof or the financings contemplated thereby) shall be governed by and construed in accordance with the internal Laws of the State of New York without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws rules of the State of New York.

(b)Each party irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement (including any claim or cause of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way arising out of, relating to or in connection with this Agreement, the Debt Commitment Letter or the performance thereof or the financings contemplated thereby) brought by the other party or its successors or assigns (other than disputes as to Closing Cash, Closing Debt or Closing Net Working Capital, which shall be governed by Section 1.6) shall be brought and determined in any New York State or Federal court sitting in the Borough of Manhattan in the City of New York (or, if such court lacks subject matter jurisdiction, in any appropriate New York State or Federal court), and each party hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each party agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein.  Each party further agrees that notice as provided herein shall constitute sufficient service of process and each party further waives any argument that such service is insufficient.  Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.11	Waiver of Jury Trial

EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING IN ANY WAY TO ANY DEBT FINANCING SOURCE OR THE DEBT COMMITMENT LETTER) OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.12	No Recourse

Notwithstanding anything that may be expressed or implied in this Agreement, each party hereto covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any of Seller’s, Seller Topco’s, Purchaser’s, the Company’s or any of their respective Affiliates’ former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, members, managers, general or limited partners or assignees (each a “Related Party” and collectively, the “Related Parties”), in each case other than Seller, Seller Parent, Purchaser, the Company or any of their respective successors and permitted assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of Seller, Seller

Parent, Purchaser, the Company or any of their Affiliates under this Agreement or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, nothing in this Section 11.12 shall relieve or otherwise limit the liability of Seller, Seller Parent, Purchaser, the Company or any Affiliate, as such, for any breach or violation of its obligations under such agreements, documents or instruments.  Notwithstanding any provision of this Agreement to the contrary, (i) each of the Company and the Seller hereby acknowledges and agrees, on behalf of itself and its Related Parties, that the Company, the Seller and each of their respective Related Parties shall not have any rights or claims of any kind or description, whether in law, equity, contract, tort or otherwise, against any Debt Financing Source arising out of, relating to or in connection with this Agreement, the Debt Commitment Letter or the transactions contemplated hereby or thereby, and agrees that in no event shall the Debt Financing Sources have any liability or obligations to the Company, the Seller and their respective Representatives, in each case relating to, arising out of or in connection with this Agreement, the Debt Commitment Letter or the transactions contemplated hereby or thereby and (ii) Purchaser hereby acknowledges and agrees, on behalf of itself and its Related Parties, that no Person shall have any rights or claims of any kind or description, whether in law, equity, contract, tort or otherwise, against any Debt Financing Source arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby, and agrees that in no event shall the Debt Financing Sources have any liability or obligations to any Person arising out of or in connection with this Agreement or the transaction contemplated hereby.

11.13	Disclosure Schedules

The information set forth in this Agreement and the Disclosure Schedules attached hereto is disclosed solely for purposes of this Agreement, and no information set forth herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Law or breach of Contract).  The Disclosure Schedules shall be arranged in numbered sections and each numbered schedule shall be deemed to qualify the specific numbered section of this Agreement which is referenced in the applicable exception; provided, however, that an exception set forth in any section of the Disclosure Schedules shall be deemed to qualify any other section of the Disclosure Schedules if and to the extent that qualification of such other section by such exception is readily apparent on the face of such disclosure.  The fact that any item of information is disclosed in any section of the Disclosure Schedules shall not be construed to mean that such information is required to be disclosed by this Agreement.  Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

11.14	Interpretation

The headings set forth in this Agreement, in any Exhibit or Disclosure Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Except when the context requires otherwise, any reference in this Agreement to any Article, Section, clause, Schedule or Exhibit shall be to the Articles, Sections and clauses of, and Schedules and Exhibits to, this Agreement.  The words “include,” “includes” and “including” are deemed to be followed by the phrase

“without limitation” and the term “dollar” or “$” means lawful currency of the United States.  Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually.  Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof.  Reference to any Law means such Law as amended, modified, codified, replaced or re-enacted, in whole or in part, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder, all as in effect on the date hereof.  Any reference to the masculine, feminine or neuter gender shall include such other genders and any reference to the singular or plural shall include the other, in each case unless the context otherwise requires.  All Exhibits and Disclosure Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  When a reference is made in this Agreement to a Section, Exhibit or Disclosure Schedule, such reference shall be to a Section of, or an Exhibit or Disclosure Schedule to, this Agreement unless otherwise indicated. Any reference to information or documentation being “furnished,” “made available” (or similar language) by Seller or any member of the Company Group to Purchaser shall be deemed to include any information or documentation delivered to Purchaser or its Representatives by posting to the Data Room or by electronic mail, in each case, on or prior to the Business Day immediately preceding the date of this Agreement.  For the avoidance of doubt, the information or documentation set forth on Schedule 11.14 was not “furnished,” “made available” or otherwise delivered to Purchaser or its Representatives prior to the date of this Agreement.

11.15	No Presumption Against Drafting Party

Each party acknowledges that they have been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

11.16	Execution of Agreement

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic mail in portable document format or similar format (any such delivery, an “Electronic Delivery”), shall be treated in all manners and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them (by means other than Electronic Delivery) to all other parties.  No party hereto or to any such agreement or instrument shall raise (a) the use of Electronic Delivery to deliver a signature or (b) the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense related to lack of authenticity.

ARTICLE XII
CERTAIN DEFINITIONS

12.1	Certain Defined Terms

As used in this Agreement, the following terms shall have the following meanings:

“Adjustment Amount” has the meaning ascribed to such term in Section 1.6(f).

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person; provided that (a) Key Fund Owners and any entities under their control (other than Seller Topco or its Subsidiaries) or under common control with them shall not be considered Affiliates of any member of the Company Group, and (b) after the Closing (i) none of the members of the Company Group shall be considered an Affiliate of Seller or any of Seller’s Affiliates and (ii) none of Seller or any of its Affiliates shall be considered an Affiliate of any member of the Company Group.

“Aggregate Cap” has the meaning ascribed to such term in Section 9.4(a)(i).

“Agreed Accounting Policies” means the accounting principles, policies, methods, practices, categories, estimates, judgments and assumptions (a) in compliance with GAAP (the “Accounting Standards”), (b) as were used in preparing and on a consistent basis with the December 31, 2017 balance sheet included in the Financial Statements (including asset and liability balances carved-in from Seller Parent) and (c) as set forth on Schedule 12.1(A).  For the avoidance of doubt, in the event of an inconsistency between the principles and methodologies set out in Schedule 12.1(A), the accounting policies adopted in presentation of the December 31, 2017 balance sheet included in the Financial Statements and the Accounting Standards, each will be applied, to the extent of the inconsistency, in the following priority: (i) the principles set out in Schedule 12.1(A), (ii) the accounting policies adopted in the presentation of the December 31, 2017 balance sheet included in the Financial Statements (including asset and liability balances carved-in from Seller Parent) and (iii) the Accounting Standards.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Allocation Dispute Date” has the meaning ascribed to such term in Section 1.7(c).

“Allocation Dispute Notice” has the meaning ascribed to such term in Section 1.7(b).

“Alternate Debt Financing” has the meaning ascribed to such term in Section 4.6(d).

“Anti-Bribery Laws” has the meaning ascribed to such term in Section 2.24.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Basket Amount” has the meaning ascribed to such term in Section 9.4(a)(ii).

“beneficial owner” has the meaning set forth in Section 13(d) of the Securities Exchange of 1934, as amended, and the rules promulgated thereunder and the term.

“Benefit Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and whether or not fully insured, and any other employment, consulting, severance, bonus, deferred compensation or other compensation plan, program, policy, arrangement or agreement, profit-sharing, equity or equity-based, pension, retirement, excess benefit, supplemental unemployment, health, welfare, incentive, sick leave, short- or long-term disability, life insurance, other insurance or employee benefit plan, program, policy, arrangement or agreement established, maintained or contributed to by Seller or any of its respective Affiliates under which any Company Employees or former Company Employees are or may be entitled to benefits with respect to service as an employee, consultant, or other service provider of the Company Group or under which any member of the Company Group has or may have any liability, excluding any plans, agreements and arrangements that are mandated by Law to the extent such plans, agreements or arrangements do not provide for any amounts of benefits in excess of those mandated by Law.

“Business” means the Company’s business and operations of marketing, selling and administering accidental death and dismemberment insurance, hospital accident protection insurance, recuperative care insurance, graded benefit whole life insurance and term life insurance in the United States through its network of affinity partners.  Notwithstanding the foregoing, the term “Business” shall not include any aspect of any of the Retained Businesses (including, for the avoidance of doubt, the inclusion of insurance products in any customized package offering provided through the Packaging Business).

“Business Competing Person” has the meaning ascribed to such term in Section 7.1(a).

“Business Competitive Activity” has the meaning ascribed to such term in Section 7.1(a).

“Business Day” means any day other than (i) any Saturday or Sunday or (ii) any other day on which banks located in New York, New York are required or authorized by Law to be closed for business.

“Business Employees” has the meaning ascribed to such term in Section 6.1(a).

“Calculation Time” means 11:59 p.m. (Eastern time) on the day immediately prior to the Closing Date.

“Closing” has the meaning ascribed to such term in Section 1.3.

“Closing Cash” means, as of the Calculation Time, all cash and cash equivalents (including short term investments) of the members of the Company Group and all checks and funds received by any member of the Company Group or their banks (e.g., checks deposited or funds paid to lock-box accounts) prior to the Calculation Time, regardless of whether cleared, minus checks written by any member of the Company Group and uncleared as of the Calculation Time minus all cash or cash equivalents of the members of the Company Group that are held for the benefit of insurance carriers, brokers or customers including, but not limited to, cash or cash equivalents maintained in the accounts set forth on Schedule 12.1B) minus all cash or cash equivalents collected in respect of gross premiums that are required to cover the cost of insurance premiums minus cash or cash equivalents required to be posted by any Governmental Authority or to comply with Law and minus all cash or cash equivalents of the members of the Company Group subject to restrictions on repatriation.

“Closing Date” has the meaning ascribed to such term in Section 1.3.

“Closing Debt” means, as of the Calculation Time, all Liabilities of the members of the Company Group (without duplication): (a) for borrowed money (including overdraft facilities and accounts receivable factoring agreements) or in respect of loans or advances; (b) evidenced by notes, bonds, debentures or similar contractual obligations; (c) for the deferred purchase price of property, goods or services (excluding trade payables incurred in the ordinary course of business, but including any deferred purchase price Liabilities, earnouts, contingency payments, installment payments, seller notes, promissory notes, or similar Liabilities related to past acquisitions, whether contingent or otherwise); (d) under leases or synthetic obligations required to be capitalized in accordance with GAAP; (e) in respect of letters of credit, bankers’ acceptances, performance bonds or similar items to the extent drawn with recourse to any member of the Company Group; (f) in respect of any unsatisfied obligation for “withdrawal liability” to a “multiemployer plan” as such terms are defined under ERISA; (g) arising under any interest rate, commodity or other similar swap, cap, collar, futures contract or other hedging arrangement; (h) arising from cash/book overdrafts; (i) under conditional sale or other title retention agreements; (j) in the nature of guarantees or similar obligations for any of the items described in clauses (a) through (i) above of any other Person to the extent drawn with recourse to any member of the Company Group (other than another member of the Company Group); (k) all Transaction Related Expenses outstanding and payable by the Company; and (l) accrued but unpaid interest, expenses, fees, penalties, make-whole payments, premiums, commitment, breakage and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts arising with respect to any of the items described in clauses (a) through (k) above; provided that for the avoidance of doubt, Closing Debt shall not include guarantees of, or similar obligations incurred in connection with, either Seller Parent’s credit facility or Senior Notes to the extent such guarantees or similar obligations are terminated or otherwise extinguished at Closing.

“Closing Net Working Capital” means the Net Working Capital of the members of the Company Group, as of the Calculation Time.

“Closing Payment” has the meaning ascribed to such term in Section 1.2(a).

“Closing Statements” has the meaning ascribed to such term in Section 1.6(a).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commercial Agreements” means each of the call center services agreement, IT managed services agreement, and packaging services agreement, among the Company on the one hand, and Seller or its applicable Affiliate on the other hand, in each case, pursuant to and in accordance with the term sheets attached hereto on Schedule D.

“Company” has the meaning ascribed to such term in the Preamble.

“Company Employee” means any employee of the Company Group.

“Company Group” means, collectively, the Company and the Company Subsidiaries (it being understood that at and as of the Closing, the Company will not have any Subsidiaries).  For the avoidance of doubt, references to the business, organization, operations or other matters of any members of the Company Group assumes that the Reorganization shall have been consummated.

“Company Intellectual Property” has the meaning ascribed to such term in Section 2.17(a).

“Company Subsidiary” means any Subsidiary of the Company after giving effect to completion of the Reorganization.

“Competing Products” means accidental death and dismemberment insurance, life insurance, pet insurance, recuperative care insurance and hospital accident plan insurance products.

“Confidential Business Information” has the meaning ascribed to such term in Section 2.17(f).

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of October 17, 2016, between the Affinion Group, Inc. and Millstein Capital, LLC.

“Consolidated Tax Returns” has the meaning ascribed to such term in Section 5.1.

“Continuation Period” has the meaning ascribed to such term in Section 6.1(b).

“Contract” means any written or oral contract, contractual obligation, agreement, Intellectual Property License, license, sublicense, lease, sublease, sales order, purchase order, credit agreement, indenture, mortgage, note, bond or warrant (including all amendments, supplements and modifications thereto), except any common law contracts with employees of the Company or any of its Affiliates.

“control” means (including, with correlative meanings, “controlled by” and “under common control with”), with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“CPA Firm” has the meaning ascribed to such term in Section 1.6(d).

“Credit Agreement Amendment” means an amendment to the Credit Agreement, dated as of May 10, 2017, by and among Seller Topco, Seller Parent, the other loan parties from time to time party thereto, the lenders party thereto, and HPS Investment Partners, LLC (as administrative agent and collateral agent), as amended, restated, supplemented or otherwise modified from time to time, in form and substance reasonably satisfactory to Seller.

“Credit Agreement Amendment Date” means July 18, 2018.

“Data Room” means the online data room designated “Project Bridges” hosted at intralinks.com.

“D&O Indemnified Parties” has the meaning ascribed to such term in Section 4.8(a).

“Debt Commitment Letter” has the meaning ascribed to such term in Section 3.5(a).

“Debt Financing” has the meaning ascribed to such term in Section 3.5(a).

“Debt Financing Sources” has the meaning ascribed to such term in Section 3.5(a).

“Disclosure Schedules” has the meaning ascribed to such term in the introductory paragraph to ARTICLE II.

“Dollars” or “$” means U.S. dollars.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, easement, deed of trust, hypothecation or restriction on transfer of title or voting, whether imposed by agreement, understanding, Law, equity or otherwise, except for any restrictions on transfer generally arising under any applicable federal or state securities Laws.

“Environmental Law” means any Law relating to the protection of human health (to the extent relating to human exposure to Hazardous Substances) or the environment that is applicable to the Company Group and enforceable and binding as of the date hereof.

“Environmental Permit” has the meaning ascribed to such term in Section 2.21.

“Equity Commitment Letter” has the meaning ascribed to such term in Section 3.5(a).

“Equity Financing” has the meaning ascribed to such term in Section 3.5(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Cash” has the meaning ascribed to such term in Section 1.2(b).

“Estimated Closing Debt” has the meaning ascribed to such term in Section 1.2(b).

“Estimated Net Working Capital” has the meaning ascribed to such term in Section 1.2(b).

“Fee Letter” has the meaning ascribed to such term in Section 3.5(a).

“Final Closing Statement” has the meaning ascribed to such term in Section 1.6(d).

“Financial Services Association” means the Financial Services Association, a Delaware nonstock corporation with an office in Franklin, Tennessee.

“Financial Statements” has the meaning ascribed to such term in Section 2.6(a).

“Financing” has the meaning ascribed to such term in Section 3.5(a).

“Financing Letters” has the meaning ascribed to such term in Section 3.5(a).

“Fraud” means an intentional breach or intentional misrepresentation of a representation or warranty in ARTICLE II, ARTICLE III or any certificate delivered pursuant to this Agreement with actual knowledge that the misrepresentation or breach constituted or would result in a breach of such representation or warranty.

“Fundamental Representations” has the meaning ascribed to such term in Section 9.1.

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Governmental Antitrust Authority” has the meaning ascribed to such term in Section 4.2(b).

“Governmental Authority” means any supranational, federal, state, provincial, local, county or municipal government, governmental, regulatory or administrative agency, department, court, commission, board, bureau or other authority or instrumentality, domestic or foreign.

“Hazardous Substance” means any hazardous or toxic substance, material or waste subject to regulation, investigation, control, or remediation under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.

“Indemnification Notice” has the meaning ascribed to such term in Section 9.6(a).

“Indemnified Party” has the meaning ascribed to such term in Section 9.6(a).

“Indemnifying Party” has the meaning ascribed to such term in Section 9.6(a).

“Insurance Contract” means any Contract that is an Insurance Asset (as defined in the Separation Agreement).

“Insurance Law” means all Laws applicable to the business of insurance or reinsurance or the regulation of insurance or reinsurance companies, insurance brokers, insurance agents and/or insurance producers, whether federal, national, provincial, state, local, foreign or multinational, and all applicable orders, directives of, and market conduct recommendations resulting from market conduct examinations of, Insurance Regulators.

“Insurance Permits” has the meaning ascribed to such term in Section 2.9(c).

“Insurance Policies” has the meaning set forth in Section 2.20.

“Insurance Regulators” means all Governmental Authorities regulating the business of insurance or reinsurance, or regulating insurance or reinsurance companies, insurance brokers, insurance agents, and/or insurance producers, under Insurance Laws.

“Intellectual Property” means any and all of the following statutory and/or common law rights in any jurisdiction throughout the world: (i) patents, patent applications and patent disclosures; (ii) Internet domain names, trademarks, service marks, trade dress, trade names, logos and corporate names, and registrations and applications for registration thereof together with all translations, transliterations, adaptations, derivations and combinations thereof and including all of the goodwill associated therewith; (iii) copyrights and copyrightable works (registered or unregistered); (iv) trade secrets and other confidential information (including ideas, formulas, recipes, compositions, inventions, discoveries or invention disclosures and improvements (whether patentable or unpatentable and whether or not reduced to practice)), know‑how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, non‑public data and databases, financial and marketing plans and customer and supplier lists and information; (v) all rights in Software; (vi) registrations and applications for any of the foregoing; and (vii) other proprietary, intellectual property and/or industrial rights.

“Intellectual Property License” means a Contract pursuant to which any member of the Company Group has obtained the right to use any third party Intellectual Property.

“Intended Tax Treatment” has the meaning ascribed to such term in Section 1.7(a).

“Intentional Breach” means a breach which has resulted from either (i) Fraud or (ii) a deliberate act or failure to act with actual knowledge that the act or failure to act constituted or would result in a breach.

“Interests” means, if a Person is a limited liability company, membership interests or units and, if a Person is a form of entity other than a limited liability company, ownership interests in such form of entity, whether stock, partnership interests or other securities.

“Key Fund Owner” means any Person deemed to be a beneficial owner of greater than ten (10%) of the outstanding stock of Seller Topco.

“Knowledge” means (i) when used with respect to Seller, the actual knowledge of any person set forth on Schedule 12.1(B), none of whom shall have any personal liability or obligations regarding such knowledge, after reasonable inquiry of (A) their respective direct reports who would reasonably be expected to have knowledge of the applicable matter, and (B) Robert Dudacek, Adam Rosenberg, Preston Porter and Andrea Heger (ii) when used with respect to Purchaser, the actual knowledge of any person set forth on Schedule 12.1(C), none of whom shall have any personal liability or obligations regarding such knowledge.

“Latest Balance Sheet” has the meaning ascribed to such term in Section 2.6(b).

“Law” means any law, statute, ordinance, rule, regulation, order, writ, judgment, injunction, decree or other binding directive issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Authority.

“Leased Real Property” has the meaning ascribed to such term in Section 2.16(b).

“Liability” or “Liabilities” means, with respect to any Person, any liability or obligation of such Person, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether liquidated or unliquidated, or whether due or to become due, including debts, commissions, duties, fees, salaries, performance or delivery penalties, warranty liabilities and other liabilities and obligations (whether pecuniary or not, including obligations to perform or forebear from performing acts or services), fines or penalties.

“Lookback Date” means January 1, 2013.

“Loss” means and include any and all Liabilities, losses, Taxes, damages, expenses (including reasonable attorney’s fees), costs, fines, fees, penalties and obligations.

“Marketing Period” means a period of at least fifteen (15) consecutive Business Days (ending no later than the date that is one (1) Business Day prior to the Closing Date) commencing on the date the Purchaser shall have received the Required Information, throughout which and on the last day of which (i) the Debt Financing Sources have had access to all of the Required Information and (ii) the conditions set forth in Sections 8.1 and 8.3 have been satisfied or (to the extent permitted by Law) waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being satisfied at the Closing) and nothing has occurred and no condition exists that would reasonably be expected to cause any of such conditions to fail to be satisfied (assuming that the Closing Date were to be scheduled for any time during such fifteen (15) Business Day period); provided that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period will be deemed to have commenced on the date of such notice unless Purchaser, in good faith, reasonably believes the Marketing Period has not commenced and within two (2) Business Days after delivery of such notice by the Company, delivers a written notice to the Company to that effect (setting forth with specificity such additional Required Information that has been requested and has not yet been delivered to commence the Marketing Period (it being understood and agreed that the Marketing Period shall commence on the first (1st) Business Day following the date on which the Company delivers, or causes to be delivered, the Required Information specifically identified by Purchaser in such notice);  provided further that (x) July 2, 2018 through and including July 6, 2018 shall not constitute Business Days for purposes of such fifteen (15) consecutive Business Day period and (y) if such fifteen (15) consecutive Business Day period has not ended on or prior to August 17, 2018, then it will commence no earlier than September 4, 2018.  Notwithstanding anything to the contrary in this Agreement, the Marketing Period shall be deemed not to have commenced if on or prior to the completion of such fifteen (15) consecutive Business Day period (A) the Company shall have announced its intention to, or determined that it must, restate any historical financial statements or financial information included in the Required Information, in which case, the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Required Information has been amended to reflect such restatement or the Company has determined that no such restatement is required in accordance with GAAP or (B) the auditor of any financial  statements included in the Required Information shall have withdrawn their audit opinion with respect to any of the financial statements contained in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by such auditor or another independent accounting firm of recognized national standing.

“Material Adverse Effect” means any change, event, occurrence or development that, individually or in the aggregate (i) is (or would reasonably be expected to be) materially adverse to the operations, assets, liabilities, business, financial condition or operating results of the Company Group, taken as a whole, or (ii) will (or would reasonably be expected to) prevent the Company, Seller or Seller Parent from timely performing their obligations under, or to consummate the transactions contemplated by, this Agreement or the Related Documents, but excluding, in respect of clause (i) only, any such effect which results from (A) changes in Laws of general applicability or accounting principles (including GAAP) or the enforcement, implementation or interpretation thereof, (B) changes in general economic or political conditions (including those affecting the securities markets, foreign exchange rates, or any of the financial markets generally), (C) changes, events, occurrences or developments affecting generally the industries in which the Business operates, (D) any change in the market price or trading volume of any securities or indebtedness of the Company or any of its Affiliates or any decrease of the ratings or the ratings outlook for any member of the Company Group by any applicable rating agency, (E)  acts of war (whether or not declared), sabotage or terrorism, military actions or any escalation or material worsening with respect to any of the foregoing, or other force majeure events occurring after the date hereof, (F) any failure by the Company Group to meet any projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), (G) changes resulting from the seasonality of, or seasonal changes in, the Company Group’s business which are consistent with such changes in prior years, (H) any matter that has been fully cured by Seller or the Company prior to the Closing Date, or (I) the execution, announcement, performance or existence of this Agreement, the identity of the parties hereto or any of their respective Affiliates, representatives or financing sources, the taking of any action required by this Agreement or the not taking of any action prohibited by this Agreement (excluding from this clause (I) compliance with and the obligations under Section 4.1(a)), or the pendency or contemplated consummation of the transactions contemplated by this Agreement, including any potential loss or potential impairment after the date hereof of any Contract or any customer, supplier, investor, landlord, partner, employee or other business relation due to any of the foregoing in this subclause (I); provided that any change, effect resulting from any change, event, occurrence or development referred to in clause (A), (B), (C), (D), (E) or (H) above shall be taken into account when determining whether a Material Adverse Effect has occurred or would be reasonably expect to occur to the extent that such change, event, occurrence or development has a disproportionate effect on the Company Group compared to other participants in the industries in which the Company Group operates.

“Material Contracts” has the meaning ascribed to such term in Section 2.19(b).

“Membership Interests” has the meaning ascribed to such term in the Recitals.

“Minimum Loss Amount” has the meaning ascribed to such term in Section 9.4(a)(ii).

“Net Working Capital” means, as of the applicable time for determination thereof, (i) the aggregate of the Working Capital Assets minus (ii) the aggregate of the Working Capital Liabilities, in the case of clauses (i) and (ii).  It is understood and agreed that Net Working Capital, including the component items thereof, shall be calculated in a manner consistent with the Agreed Accounting Policies.

“New Debt Commitment Letter” has the meaning ascribed to such term in Section 4.6(d).

“Non-Competition Period” has the meaning ascribed to such term in Section 7.1.

“Nonpublic Personal Information” or “NPI”, which includes nonpublic personal financial information and nonpublic personal health information, means any information within the meaning ascribed to such term in either (i) the applicable statutes and regulations enacted pursuant to Section 504 of the Gramm-Leach-Bliley Act of 1999 (15 U.S.C. § 6804) or (ii) Section 500 of the New York Code, Rules and Regulations, which includes personally identifiable information and nonpublic personal health information (23 N.Y.C.R.R. 500).

“Objection” has the meaning ascribed to such term in Section 1.6(c).

“Outside Date” means the date that is 120 days after the date hereof.

“Packaging Business” means the business and operations of Seller and its Affiliates (including the Company Group) of designing and providing checking and debit account enhancement programs, membership programs provided by Seller Topco and its Subsidiaries as of the date hereof and other products and services to financial institutions, other marketing partners and directly to consumers, any of which programs, products or services may include benefits such as travel and shopping discounts,  insurance, warranties and identity-theft resolution and all reasonably related businesses and operations and extensions thereof.  Notwithstanding the foregoing, the Packaging Business shall not include the sale of accidental death and dismemberment insurance, hospital accident protection insurance, recuperative care insurance, graded benefit whole life insurance or term life insurance on a standalone basis.

“Permit” means any permit, license, approval, consent, registration, variance, certification, endorsement or qualification granted by or obtained from any Governmental Authority pursuant to Law.

“Permitted Encumbrances” means (i) those Encumbrances set forth on Schedule 12.1(D) and those Encumbrances reflected in, reserved against or otherwise disclosed on the Financial Statements; (ii) mechanics’, carriers’, workmen’s, repairmen’s or other similar Encumbrances arising or incurred in the ordinary course of business; (iii) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iv) statutory liens for Taxes that are not due and payable or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings; (v) Encumbrances created by, arising under, or existing as a result of, any Law; (vi) all rights reserved to or vested in any Governmental Authority to control or regulate any asset or property in any manner and all Laws applicable to assets or properties; (vii) Encumbrances associated with obligations under Intellectual Property Licenses including royalties not yet due and payable; (viii) Encumbrances (other than Encumbrances securing indebtedness for borrowed money that will not be released on or prior to the Closing Date) that do not, individually or in the aggregate, materially impair the conduct of the Business or the continued use, value or operation of the assets of the Company Group; and (ix) as to the Leased Real Property only, the Permitted Leasehold Encumbrances;

“Permitted Leasehold Encumbrances” means: (a) Encumbrances for real estate taxes, assessments and other governmental charges not yet due and payable or that are being contested in good faith by appropriate proceeding in accordance with the applicable lease; (b) easements, rights of way, restrictive covenants, reservations, and other similar restrictions on title that are not violated by the Company Group and do not and would not reasonably be likely to materially impair the conduct of the Business or the continued use or occupancy of such Leased Real Property by the applicable member of the Company Group; (c) zoning, building or planning codes, and other similar regulations or restrictions (but excluding violations thereof by the Company Group); (d) imperfections of title that do not and could not reasonably be likely to materially impair the conduct of the Business or the continued use and/or occupancy of such Leased Real Property in connection with the operations of the applicable member of the Company Group; (e) mechanics’, carriers’, workmen’s, repairmen’s or other similar Encumbrances arising or incurred in the ordinary course of business and securing amounts that are not yet due and payable; and (f) title of the landlord under the applicable Real Property Lease or Superior Lease; Encumbrances created under any Real Property Lease or Superior Lease in favor of the landlord thereunder; and any other Encumbrances on the landlord’s (including the landlords under the Real Property Leases and the Superior Leases) interest in the applicable Leased Real Property that do not and would not reasonably be likely to materially impair the continued use or occupancy of such Leased Real Property by the applicable member of the Company Group.

“Person” means and includes any domestic or foreign individual, partnership, corporation, limited liability company, group, association, joint stock company, trust, estate, joint venture, unincorporated organization or any other form of business or professional entity or Governmental Authority (or any department, agency or political subdivision thereof).

“Personally Identifiable Information” means (i) Nonpublic Personal Information, and (ii) any other information protected by any Privacy Law or any other Law from or about an individual that alone or in combination with other information could be used to identify an individual, including first and last name in combination with Social Security number, tax identification number, driver’s license number, credit card number, bank account number, or other financial information.

“Phase-Out Period” has the meaning ascribed to such term in Section 4.12(a).

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) in the case of any Straddle Period, the portion of such period up to and including the Closing Date.

“Prime Rate” has the meaning ascribed to such term in Section 1.6(g).

“Privacy and Data Security Requirements” means all (a) Privacy Laws, (b) Contracts to which any member of the Company Group is a party or is otherwise bound that impose obligations on any member of the Company Group relating to Personally Identifiable Information, privacy, information security, or marketing, (c) third person privacy or data security policies that any member of the Company Group has been or is contractually obligated to comply with, and (d) each member of the Company Group’s posted website privacy policies relating to Personally Identifiable Information, privacy and/or the security of such member’s systems.

“Privacy Laws” means (i) any applicable federal, state, provincial or local laws, rules, regulations, orders and guidance in any applicable jurisdiction relating to the use, privacy, security or breach of any Personally Identifiable Information including, to the extent such Laws may be applicable to the Company or to members of the Company Group, Title V of the Gramm-Leach-Bliley Act, 15 U.S.C. 6801 et seq. and its implementing statutes and regulations governing the privacy or security of certain Nonpublic Personal Information as well as the New York State Department of Financial Services’ Cybersecurity Regulation (23 N.Y.C.R.R. 500) provisions regulating Nonpublic Personal Information, the Fair Credit Reporting Act, 15 U.S.C. § 1681, HIPAA, the Identity Theft Red Flags Rule (16 C.F.R. Part 681), the Canadian Personal Information Protection and Electronic Documents Act, SC 2000, c 5 (PIPEDA), (ii) any such Laws in any applicable jurisdiction requiring a Person to be notified of any situation where there is, or reason to believe there has been a loss, misuse, modification, unauthorized access, disclosure or acquisition of Personally Identifiable Information, (iii) any successor legislation or regulations to any of the foregoing, and (iv) any applicable generally accepted industry standards, such as PCI-DSS.

“Proceeding” means any claim, action, suit, investigation (solely to the extent Seller has Knowledge of such investigation), arbitration or proceeding before any Governmental Authority or arbitrator.

“Purchase Price” has the meaning ascribed to such term in Section 1.2(a).

“Purchased Assets” has the meaning ascribed to such term in Section 1.7(a).

“Purchaser” has the meaning ascribed to such term in the Preamble.

“Purchaser Indemnified Parties” has the meaning ascribed to such term in Section 9.3.

“Purchaser Replacement Arrangements” has the meaning ascribed to such term in Section 4.10(a).

“Qualified Benefit Plan” has the meaning ascribed to such term in Section 2.12(c).

“Real Property Lease” has the meaning ascribed to such term in Section 2.16(b).

“Related Documents” means the Separation Agreement, the Transition Services Agreement and each of the Commercial Agreements (provided that with respect to each Commercial Agreement, solely to the extent such Commercial Agreement is executed as of the Closing).

“Related Parties” and “Related Party” have the meanings ascribed to such terms in Section 11.12.

“Reorganization” means (i) the consummation of the transactions contemplated by the Separation Agreement, in accordance with the terms and subject to the conditions set forth in the Separation Agreement, including the distribution or transfer of the equity interests of Long Term Preferred Care, Inc., and (ii) the solicitation and hiring contemplated by Schedule 7.2(a).

“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, members, partners, controlling persons, employees, agents and advisors (including accountants, consultants, investment bankers, legal counsel and other experts) and other representatives, together with the respective successors and assigns of any of the foregoing.

“Required Information” means “Required Bank Information” (as defined in the Debt Commitment Letter).

“Resolution Period” has the meaning ascribed to such term in Section 1.6(c).

“Resolved Matters” has the meaning ascribed to such term in Section 1.6(c).

“Retained Business Competing Person” has the meaning ascribed to such term in Section 7.1(b).

“Retained Business Competitive Activity” has the meaning ascribed to such term in Section 7.1(b).

“Retained Business Contract” means any Contract that is a Retained Business Asset (as defined in the Separation Agreement).

“Retained Businesses” means the business and operations of Seller Topco and its Subsidiaries (other than the Business).  For the avoidance of doubt, the Packaging Business, the business of Affinion Publishing, LLC and the business of Long Term Preferred Care, Inc. shall be a Retained Business.

“Review Period” has the meaning ascribed to such term in Section 1.6(c).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning ascribed to such term in the Preamble.

“Seller Guarantees” has the meaning ascribed to such term in Section 4.10(a).

“Seller Indemnified Parties” has the meaning ascribed to such term in Section 9.2.

“Seller Information” has the meaning ascribed to such term in Section 4.4(d).

“Seller Liquidated Damages Fee” has the meaning ascribed to such term in Section 10.3(b).

“Seller Parent” has the meaning ascribed to such term in the Preamble.

“Seller Topco” means Affinion Group Holdings, Inc., a Delaware corporation.

“Senior Notes” mean the Senior Cash 12.5%/ PIK Step-Up to 15.5% Notes due 2022, among Seller Parent, the guarantors signatory thereto and Wilmington Trust, National Association, as trustee, as amended, restated, supplemented or otherwise modified from time to time governed by the indenture, dated as of May 10, 2017, as amended, restated, supplemented or otherwise modified from time to time.

“Separation Agreement” means the Separation Agreement among the Company and Seller to be entered into immediately prior to Closing, substantially in the form attached hereto as Schedule B, as may be amended, modified or supplemented by the parties thereto from time to time.  For the avoidance of doubt, the Separation Agreement includes all of the exhibits, annexes and schedules referenced therein.

“Shared Contract” has the meaning ascribed to such term in the Separation Agreement.

“Software” means, computer software, computer programs, applications, utilities, development tools, diagnostics, databases and embedded systems, in any form or medium, including source code, object code and executable code, and all databases and data used with, or used to develop, any of the foregoing, together with all related user manuals, programmer documentation, text, diagrams, graphs, charts and other documentation.

“Statement of Allocation” has the meaning ascribed to such term in Section 1.7(a).

“Straddle Period” means any Tax period that begins on or before but ends after the Closing Date.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any other Person of which an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.  For the purposes hereof, the term Subsidiary shall include all Subsidiaries of such Subsidiary.

“Superior Lease” has the meaning ascribed to such term in Section 2.16(c).

“Surety Bonds” has the meaning ascribed to such term in Section 4.10(a).

“Survival Date” has the meaning ascribed to such term in Section 9.1.

“Systems” means servers, hardware systems, websites, databases, circuits, networks and other computer and telecommunication assets and equipment.

“Target Net Working Capital” means $6,319,561.

“Tax” or “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, or income as specially defined, or earnings, profits, or selected items of income, earnings or profits) and all gross receipts, excise, social security profits, escheat, unemployment, severance, stamp, occupation, premium, property, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment or windfall profits taxes, alternative or add-in minimum taxes, customs duties or other taxes of any kind whatsoever, together with any interest and any penalties imposed by any Tax Authority with respect thereto.

“Tax Authority” means any Governmental Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Contest” has the meaning ascribed to such term in Section 5.7.

“Tax Return” means any return, report, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended Tax return, claim for refund or declaration of estimated Tax) required to be filed or filed with a Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Termination Fee” has the meaning ascribed to such term in Section 10.3.

“Third Party Claim” has the meaning ascribed to such term in Section 9.6(a).

“Transaction Related Expenses” means (without duplication), (A) the collective amount payable by, or Liabilities of, the Company or any member of the Company Group to outside legal counsel, accountants, advisors, consultants, brokers and other Persons in connection with the transactions contemplated by this Agreement, including the Reorganization, or otherwise arising by consummation of the transactions contemplated hereby, to the extent not paid prior to the Calculation Time (other than the portion of any Transaction Taxes for which Purchaser is responsible under Section 5.2), (B) all Liabilities of the Company or any member of the Company Group under or in connection with any severance arrangements, or any stay bonuses, incentive bonuses, transaction bonuses, termination and change of control arrangements and similar obligations that are owed to any current or former director, officer, employee, consultant or independent contractor of the Company Group or that will be triggered, either automatically or with the passage of time, in whole or in part, by the consummation of the transactions contemplated by this Agreement, including the Reorganization (including the employer’s share of any payroll Taxes attributable to such amounts and any amounts payable pursuant to Section 280G of the Code (or any corresponding provision of Law) or to offset or gross-up any Person for any excise Taxes or income Taxes related to the foregoing items), to the extent not paid prior to the Calculation Time (for the avoidance of doubt this clause (B) shall not include any Liabilities triggered, in whole or in party, by the termination or resignation of any current or former director, officer or employee of the Company Group after Closing) and (C) all other amounts identified in this Agreement as being payable by Seller, Seller Parent or the Company prior to Closing and not paid prior to the Calculation Time.  For the avoidance of doubt, Transaction Related Expenses shall exclude all fees, costs, charges, expenses and obligations (including expenses relating to the Financing) that are incurred (i) by Purchaser or any of its Affiliates (other than those items specifically provided for in this Agreement as being payable by Seller or, prior to Closing, the Company), (ii) by any member of the Company Group in connection with the Financing or (iii) in connection with obtaining the consent of any Person required to be obtained in connection with the transactions contemplated by this Agreement and the Related Documents.

“Transaction Taxes” has the meaning ascribed to such term in Section 5.2.

“Transition Services Agreement” means the Transition Services Agreement among the Company and Seller to be entered into at Closing, substantially in the form attached hereto as Schedule C, as may be amended, modified or supplemented by the parties thereto from time to time.

“Transitionally Licensed Mark” has the meaning ascribed to such term in Section 4.12(a).

“Treasury Regulations” means the Federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, in effect as of the date hereof.

“Unresolved Matters” has the meaning ascribed to such term in Section 1.6(d).

“WARN” the Worker Adjustment and Retraining Notification Act.

“Working Capital Assets” means, without duplication, in respect of the members of the Company Group, the categories of current assets set forth in the line items under the heading “Assets” set forth on Schedule 12.1(E), it being understood and agreed that the term “Assets” shall not include any Closing Cash or amounts in respect of any categories of assets other than those identified in Schedule 12.1(E).

“Working Capital Liabilities” means, without duplication, in respect of the members of the Company Group, the categories of current liabilities set forth in the line items under the heading “Liabilities” set forth on Schedule 12.1(E), it being understood and agreed that the term “Liabilities” shall not include any amounts in respect of any categories of liabilities other than those identified in Schedule 12.1(E).

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IN WITNESS WHEREOF, the undersigned have each caused this Agreement to be executed as of the date first written above by their respective duly authorized representatives.

PURCHASER:

AIS HOLDCO, LLC

By: AIS Investment, LLC, its sole member

By:	/s/ Michael C. Duran
Name:	Michael C. Duran
Title:	Authorized Signatory

SELLER:

AFFINION GROUP, LLC

By:	/s/ Gregory S. Miller
Name:	Gregory S. Miller
Title:	Executive Vice President and
Chief Financial Officer

THE COMPANY:

AFFINION BENEFITS GROUP, LLC

By:	/s/ Gregory S. Miller
Name:	Gregory S. Miller
Title:	Executive Vice President and
Chief Financial Officer

SELLER PARENT:

AFFINION GROUP, INC.

By:	/s/ Gregory S. Miller
Name:	Gregory S. Miller
Title:	Executive Vice President and
Chief Financial Officer